Exhibit 99.1

Pelcitoclax ( APG - 1252 ) APG - 2449 APG - 5918 Lisaftoclax ( APG - 2575 ) Alrizomadlin ( APG - 115 ) (Incorporated in the Cayman Islands with limited liability) Stock Code: HKEX: 6855 NASDAQ: AAPG Ascentage Pharma Group International Olverembatinib ( HQP1351 ) 2024 ANNUAL REPORT

CONTENTS Definitions Corporate Information Financial Highlights Chairman ’ s Statement Management Discussion and Analysis Directors and Senior Management Report of the Directors Corporate Governance Report Independent Auditor ’ s Report Consolidated Statement of Profit or Loss Consolidated Statement of Comprehensive Loss Consolidated Statement of Financial Position Consolidated Statement of Changes in Equity Consolidated Statement of Cash Flows Notes to the Consolidated Financial Statements 2 11 13 14 15 41 49 80 95 99 100 101 103 105 107

Ascentage Pharma Group International 2 Definitions In this annual report, unless the context otherwise requires, the following terms have the following meanings . These terms and their definitions may not correspond to any industry standard definitions, and may not be directly comparable to similarly titled terms adopted by other companies operating in the same industries as our Company . “ 2018 RSU Scheme ” the restricted share unit scheme approved by the board of directors of the Company on July 6, 2018 as amended from time to time “ 2020 Placing ” the placing of 15,000,000 Shares at a price of HK$46.80 each pursuant to the terms and conditions of the 2020 Placing Agreement “ 2020 Placing Agreement ” the placing agreement entered into among the Company, Citigroup Global Markets Limited and J . P . Morgan Securities (Asia Pacific) Limited dated July 8 , 2020 in relation to the 2020 Placing “ 2021 Placing ” the placing and subscription of 26,500,000 Shares at a price of HK$44.20 each pursuant to the terms and conditions of the 2021 Placing Agreement “ 2021 Placing Agreement ” the placing and subscription agreement entered into among the Company, the Founders SPV, J . P . Morgan Securities (Asia Pacific) Limited and China International Capital Corporation Hong Kong Securities Limited dated February 3 , 2021 in relation to the 2021 Placing “ 2021 RSU Scheme ” the restricted share unit scheme of the Company approved by the Board on February 2 , 2021 for adoption, in its present form or as amended from time to time “ 2021 Warrants ” the unlisted warrants issued by the Company to Innovent pursuant to the Warrant Subscription Deed “ 2022 RSU Scheme ” the restricted share unit scheme approved by the Board on June 23, 2022 (as amended from time to time) “ 2023 Placing ” the placing and subscription of 22,500,000 Shares at a price of HK$24.45 each pursuant to the terms and conditions of the 2023 Placing Agreement “ 2023 Placing Agreement ” the placing and subscription agreement entered into among the Company, the Founders SPV, J . P . Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets Limited dated January 18 , 2023 in relation to the 2023 Placing “ 2024 Share Subscription ” the purchase of the 24,307,322 new Shares issued by the Company under the general mandate by Takeda pursuant to the Securities Purchase Agreement “ AACR ” American Association for Cancer Research “ ADS(s) ” American depositary share(s), each ADS represents 4 Ordinary Shares “ AGM ” annual general meeting of the Company “ ALK ” anaplastic lymphoma kinase

Definitions

"ALL"	acute lymphoblastic leukemia
"AML"	acute myelogenous leukemia
"APG-115"	our novel, orally active small molecule MDM2-p53 inhibitor
"APG-1252"	our novel, highly potent, small molecule drug designed to restore apoptosis, or programmed cell death, through selective inhibition of the Bcl-2/Bcl-xL proteins
"APG-1387"	our novel, small molecule inhibitor of the IAP
"APG-2449"	our third-generation inhibitor of the FAK, ROS1 and ALK kinases
"APG-2575"	our novel, orally administered Bcl-2 inhibitor
"APG-5918"	our potent, orally available, and selective EED inhibitor
"Articles" or "Articles of Association"	the articles of association of the Company as amended from time to time
"Ascentage Australia"	Ascentage Pharma Pty. Ltd., a company incorporated in New South Wales, Australia with limited liability on March 24, 2016, our indirectly wholly-owned subsidiary
"Ascentage GZ" or "Healthquest Pharma"	Guangzhou Healthquest Pharma Co. Ltd.* (廣州順健生物醫藥科技有限公司), a company established under the laws of the PRC with limited liability and an indirect wholly-owned subsidiary of the Company
"Ascentage International"	Ascentage International Limited (亞盛國際有限公司), a limited liability company incorporated in Hong Kong on October 28, 2015, our wholly-owned subsidiary
"Ascentage Jiangsu"	Jiangsu Ascentage Pharma Co., Ltd* (江蘇亞盛醫藥開發有限公司), a limited liability company incorporated in the PRC on June 1, 2010, our indirectly wholly-owned subsidiary
"Ascentage Pharma HK"	Ascentage Pharma Group Corp Limited (亞盛醫藥集團(香港)有限公司), a company incorporated in Hong Kong with limited liability on May 22, 2009, our wholly-owned subsidiary
"Ascentage Shanghai"	Shanghai Yasheng Pharmaceutical Technology Co., Ltd. (上海亞盛醫藥科技有限公司) (formerly known as 上海亞晟醫藥科技有限公司), a limited liability company incorporated in the PRC on December 10, 2015, our indirectly wholly-owned subsidiary
"Ascentage Suzhou"	Suzhou Ascentage Pharma Co., Ltd. (蘇州亞盛藥業有限公司), a limited liability company incorporated in the PRC, our indirectly wholly-owned subsidiary
"Ascentage US"	Ascentage Pharma Group Inc., a corporation incorporated in Delaware, United States on November 4, 2015, our indirectly wholly-owned subsidiary
"ASCO"	American Society of Clinical Oncology

ANNUAL REPORT 2024 3

Ascentage Pharma Group International 4 Definitions “ AstraZeneca ” AstraZeneca PLC, a UK - Swedish multinational pharmaceutical and biopharmaceutical company headquartered in the United Kingdom, an Independent Third Party “ Audit Committee ” the audit committee of the Board “ Bcl - 2 ” B - cell lymphoma 2 “ Bcl - 2/Bcl - xL ” B - cell lymphoma 2 /B - cell lymphoma extra - large ; a member of the Bcl - 2 family proteins, and acts as an anti - apoptotic protein by preventing the release of mitochondrial contents such as cytochrome c, which leads to caspase activation and ultimately, programmed cell death “ BCR - ABL ” a fusion gene formed by the ABL gene from chromosome 9 joining to the BCR gene on chromosome 22 , which is found in most patients with chronic myelogenous leukemia (CML), and in some patients with acute lymphoblastic leukemia (ALL) or acute myelogenous leukemia (AML) “ Board Committees ” the Audit Committee, the Remuneration Committee and the Nomination Committee “ Board of Directors ” or “ Board ” our board of Directors “ BTD ” breakthrough therapy designation “ BTK ” Bruton ’ s tyrosine kinase inhibitor “ BVI ” the British Virgin Islands “ CDE ” the center of drug evaluation of China “ CG Code ” the “ Corporate Governance Code ” as contained in Appendix C1 to the Listing Rules “ Chairman ” the chairman of the Board “ CHB ” chronic hepatitis B “ CLL ” chronic lymphocytic leukemia ; a slowly progressing, liquid form of tumor that causes an excess of white blood cells in the bone marrow, blood, liver, and spleen “ CML ” chronic myeloid/myelogenous leukemia; a type of cancer that affects the blood and bone marrow

ANNUAL REPORT 2024 5 Definitions “ Company ” , “ our Company ” , “ Ascentage Pharma ” Ascentage Pharma Group International ( ӎⴋ䟛㰕䳶ൈ ) (stock code : 6855 ), an exempted company incorporated in the Cayman Islands with limited liability on November 17 , 2017 “ Concert Party Confirmation Deed ” the concert party confirmation deed dated August 11 , 2018 executed by Dr . Yang, Dr . Wang, Dr . Guo, Dr . Zhai, the Founders SPV and the Dr . Zhai SPV, to confirm, agree and acknowledge, among other things, that they are parties acting in concert in relation to our Group since December 5 , 2016 and will continue to act in concert after the Listing “ Core Product ” has the meaning ascribed to it in Chapter 18A of the Listing Rules. For the purposes of this annual report, our Core Product is HQP1351 “ Deed of Non - Competition ” the deed of non - competition dated April 24 , 2019 entered into by our Substantial Shareholders, in favour of our Company (for itself and as trustee for each of our subsidiaries), particulars of which are set out in the paragraph headed “ Relationship with Controlling Shareholders – Non - competition undertakings ” in the Prospectus “ Director(s) ” the director(s) of the Company or any one of them “ DMPK ” Drug Metabolism and Pharmacokinetics “ Dr. Guo ” Dr. Guo Edward Ming, our Substantial Shareholder “ Dr. Sidransky ” Dr. David Sidransky, an independent non - executive Director “ Dr. Wang ” Dr. Wang Shaomeng, our non - executive director and Substantial Shareholder “ Dr. Yang ” Dr. Yang Dajun, our executive director, chairman, chief executive officer, Substantial Shareholder, and spouse of Dr. Zhai “ Dr. Yin ” Dr. Yin Zheng, an independent non - executive Director (resigned with effect from June 7, 2024) “ Dr. Zhai ” Dr. Zhai Yifan, our chief medical officer, Substantial Shareholder, and spouse of Dr. Yang “ Dr. Zhai SPV ” HealthQuest Pharma Limited, a company incorporated in BVI with limited liability and wholly owned by Dr . Zhai (for herself and as settlor of the Zhai Family Trust), our Substantial Shareholder “ EED ” Embryonic Ectoderm Development “ EGFR ” epidermal growth factor receptor “ ER+ ” estrogen receptor positive “ EU ” European Union

Ascentage Pharma Group International 6 Definitions “ FAK ” focal adhesion kinase ; an enzyme involved in cellular adhesion (how cells stick to each other and their surroundings) and spreading processes (how cells move around) “ FDA ” U.S. Food and Drug Administration “ Founders ” Dr. Yang, Dr. Wang and Dr. Guo “ Founders Family Trusts ” Yang Family Trust, Wang Family Trust and Guo Family Trust “ Founders SPV ” Ascentage Limited (now dissolved), a company incorporated in BVI with limited liability which was owned by Dr . Yang (for himself and as settlor of the Yang Family Trust) as to 45 . 53% , Dr . Guo (for himself and as settlor of the Guo Family Trust) as to 27 . 69 % and Dr . Wang (for himself and as settlor of the Wang Family Trust) as to 26 . 78% “ FVTPL ” fair value through profit or loss “ GC ” gastric cancer “ GIST ” gastrointestinal stromal tumor “ Global Offering ” the Hong Kong public offering and international offering as described in the Prospectus “ GMP ” good manufacturing practice “ Group ” , “ we ” , “ our ” or “ us ” the Company and its subsidiaries from time to time “ Guo Family Trust ” Ming Edward Guo Dynasty Trust, a discretionary family trust established by Dr . Guo as settlor for the benefits of Dr . Guo ’ s family members, of which South Dakota Trust is a trustee “ HBV ” hepatitis B virus “ Healthquest Pharma ” Guangzhou Healthquest Pharma Co . , Ltd . ( ᔓᐎ丶ڕ⭏⢙䟛㰕、ᢰᴹ䲀ޜਨ ), a limited liability company incorporated in the PRC on July 3 , 2012 , our indirectly wholly - owned subsidiary “ HK$ ” or “ Hong Kong dollars ” Hong Kong dollars and cents, both are the lawful currency of Hong Kong “ Hong Kong ” the Hong Kong Special Administrative Region of the PRC “ HQP1351 ” formerly known as D 824 , or GZD 824 ; our third - generation BCR - ABL inhibitor, which was designed to overcome drug resistance caused by BCR - ABL kinase mutants such as T 315 I mutants “ IAP ” inhibitors of apoptosis protein “ IFRS ” International Financial Reporting Standards

ANNUAL REPORT 2024 7 Definitions “ IND ” investigational new drug, an application and approval process required before drug candidates may commence clinical trials “ Independent Auditor ” Ernst & Young “ Innovent ” Innovent Biologics , Inc . ( ؑ䚄⭏⢙㼭㰕 ), an exempted company incorporated in the Cayman Islands with limited liability , the shares of which are listed on the Main Board of the Stock Exchange (stock code : 1801 ) “ Innovent Suzhou ” Innovent Biologics (Suzhou ) Co . , Ltd . ( ؑ䚄⭏⢙㼭㰕 ( 㰷ᐎ ) ᴹ䲀ޜਨ ), a company with limited liability established under the laws of the PRC and controlled by Innovent “ IP ” intellectual property “ lisaftoclax (APG - 2575) ” our novel, orally administered Bcl - 2 inhibitor “ Listing ” the listing of the Shares on the Main Board of the Stock Exchange “ Listing Date ” October 28, 2019, on which the Shares were listed and from which dealings therein were permitted to take place on the Stock Exchange “ Listing Rules ” the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) “ Main Board ” the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Stock Exchange “ MDM2 ” Murine Double Minute 2 “ MDS ” myelodysplastic syndrome; group of cancers in which immature blood cells in the bone marrow do not mature and therefore do not become healthy blood cells “ MM ” multiple myeloma “ Model Code ” the “ Model Code for Securities Transactions by Directors of Listed Issuers ” set out in Appendix C3 to the Listing Rules “ MPNST ” malignant peripheral nerve sheath tumor “ Mr. Ren ” Mr. Ren Wei, an independent non - executive Director “ Mr. Ye ” Mr. Ye Changqing, an independent non - executive Director “ NASDAQ ” National Association of Securities Dealers Automated Quotations “ NCCN ” National Comprehensive Cancer Network

Ascentage Pharma Group International 8 Definitions “ NDA ” new drug application “ NHL ” non - Hodgkin ’ s lymphoma “ NMPA ” National Medical Products Administration of the PRC, formerly known as the China National Drug Administration, or CNDA, and the China Food and Drug Administration, or CFDA “ Nomination Committee ” the nomination committee of the Board “ NPC ” nasopharyngeal carcinoma “ NSCLC ” non - small cell lung cancer “ ODD ” Orphan Drug Designations “ PD - 1 ” programmed cell death protein 1, a cell surface receptor that belongs to the immunoglobulin superfamily and is expressed on T cells and pro - B cells “ Post - IPO Share Option Scheme ” the post - IPO share option scheme approved by the board of directors of the Company on September 28, 2019 as amended from time to time “ PRC ” or “ China ” the People ’ s Republic of China and for the purposes of this annual report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, Macau and Taiwan “ Pre - IPO Share Option Scheme ” the pre - IPO share option scheme approved by the board of directors of the Company on July 13, 2018 as amended from time to time “ Prospectus ” the prospectus of the Company dated October 16, 2019 “ R&D ” research and development “ R/R ” or “ r/r ” disease or condition which become progressive after treatment (relapsed) or does not respond to the initial treatment (refractory) “ RECIST ” Response Evaluation Criteria in Solid Tumours “ Remuneration Committee ” the remuneration committee of the Board “ Reporting Period ” the one - year period from January 1, 2024 to December 31, 2024 “ RMB ” Renminbi, the lawful currency of the PRC “ ROS1 ” receptor tyrosine kinase with structural similarity to the ALK protein “ RSU(s) ” restricted share unit(s) “ SCLC ” small cell lung cancer

ANNUAL REPORT 2024 9 Definitions “ SDH - ” succinate dehydrogenase “ Selected Person(s) ” eligible person(s) selected by the Board to be granted RSUs under the 2018 and 2021 RSU Scheme at its discretion “ SFO ” the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time “ Share(s) ” ordinary shares in the capital of our Company with a nominal value of US$0.0001 each “ Shareholder(s) ” holder(s) of Shares “ South Dakota Trust ” South Dakota Trust Company LLC, the trustee of each of Founders Family Trusts and Zhai Family Trust “ Stock Exchange ” The Stock Exchange of Hong Kong Limited, a wholly - owned subsidiary of Hong Kong Exchanges and Clearing Limited “ Substantial Shareholder(s) ” has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires refers to the Founders, Dr. Zhai and the Dr. Zhai SPV “ T315I ” a type of mutation that sometimes results in the failure of tyrosine kinase inhibitor (TKI) treatment “ TKIs ” tyrosine kinase inhibitor; a type of pharmaceutical drug that inhibits tyrosine kinases “ TOX ” Toxicology “ Trustee ” the trustee(s) to be appointed by the Board to hold Shares for the purpose of the 2021 RSU Scheme and the 2022 RSU Scheme “ Unity ” Unity Biotechnology, Inc. “ U.S. ” or “ the United States ” the United States of America, its territories, its possession and all areas subject to its jurisdiction “ U.S. dollars ” or “ US$ ” United States dollars, the lawful currency of the United States “ Wang Family Trust ” Shaomeng Wang Dynasty Trust, a discretionary family trust established by Dr . Wang as settlor for the benefits of Dr . Wang ’ s family members, of which South Dakota Trust is a trustee “ Warrants ” the 6 , 787 , 587 unlisted warrants, each conferring to Innovent the right to subscribe for one (1) new Share at the Warrant Exercise Price during the period commencing on the date of issuance of the Warrants and ending on the date that is 24 months after the date of issuance of the Warrants, in accordance with the terms and conditions of the warrant subscription deed entered into between the Company and Innovent on July 14 , 2021

Ascentage Pharma Group International 10 Definitions “ Warrant Exercise Price ” the exercise price per Warrant (subject to adjustment) at which the holder of each Warrant may subscribe for a Warrant Share “ Warrant Share(s) ” up to initially 6,787,587 new Shares (subject to adjustment) to be allotted and issued upon exercise of the subscription rights attaching to the Warrants “ Warrant Subscription ” the subscription of the Warrants by Innovent pursuant to the Warrant Subscription Deed “ Warrant Subscription Deed ” the warrant subscription deed dated July 14, 2021 entered into between the Company and Innovent in relation to the Warrant Subscription “ WM ” waldenstrom macroglobulinemia “ Yang Family Trust ” Dajun Yang Dynasty Trust, a discretionary family trust established by Dr . Yang as settlor for the benefits of Dr . Yang ’ s family members, of which South Dakota Trust is a trustee “ Zhai Family Trust ” Yifan Zhai Dynasty Trust, a discretionary family trust established by Dr . Zhai as settlor for the benefits of Dr . Zhai ’ s family members, of which South Dakota Trust is a trustee “ % ” per cent . In this annual report, unless otherwise indicated, the terms “ associate ” , “ associated corporation ” , “ connected person ” , “ controlling shareholder ” , “ subsidiary ” and “ substantial shareholder ” shall have the meanings given to such terms in the Listing Rules .

ANNUAL REPORT 2024 11 Corporate Information BOARD OF DIRECTORS Executive Director Dr. Yang Dajun (Chairman and chief executive officer) Non - executive Directors Dr. Wang Shaomeng (Note) Dr. Lu Simon Dazhong (Note) Independent non - executive Directors Mr. Ye Changqing Dr. Yin Zheng (resigned with effect from June 7, 2024) Mr. Ren Wei Dr. David Sidransky Ms. Marina S. Bozilenko (appointed with effect from November 25, 2024) Dr. Debra Yu (appointed with effect from November 25, 2024) Marc E. Lippman, MD (appointed with effect from January 2, 2025) COMPANY SECRETARY Mr. Wong Cheung Ki Johnny, FCPA, FCG, HKFCG (resigned with effect from February 25, 2025) Ms. Chan Charmayne, ACG (CS, CGP), HKACG (CS, CGP) (appointed with effect from February 25, 2025) AUTHORISED REPRESENTATIVES Dr. Yang Dajun Mr. Wong Cheung Ki Johnny, FCPA, FCG, HKFCG (resigned with effect from February 25, 2025) Ms. Chan Charmayne, ACG (CS, CGP), HKACG (CS, CGP) (appointed with effect from February 25, 2025) AUDIT COMMITTEE Mr. Ye Changqing (Chairman) Dr. Lu Simon Dazhong Dr. Yin Zheng (resigned with effect from June 7, 2024) Mr. Ren Wei (appointed with effect from June 7, 2024 and resigned with effect from January 2, 2025) Ms. Marina S. Bozilenko (appointed with effect from January 2, 2025) REMUNERATION COMMITTEE Dr. Yin Zheng (Chairman) (resigned with effect from June 7, 2024) Mr. Ren Wei (Chairman) (appointed with effect from June 7, 2024) Dr. Yang Dajun (resigned with effect from January 2, 2025) Mr. Ye Changqing (appointed with effect from November 25, 2024) Dr. Debra Yu (appointed with effect from January 2, 2025) Note: Dr. Wang Shaomeng and Dr. Lu Simon Dazhong are independent directors under NASDAQ rules. NOMINATION COMMITTEE Dr. Yang Dajun (Chairman) (resigned with effect from January 2, 2025) Dr. David Sidransky (re - designated as Chairman with effect from January 2, 2025) (appointed with effect from June 7, 2024) Mr. Ye Changqing (resigned with effect from June 7, 2024) Mr. Ren Wei Marc E. Lippman, MD (appointed with effect from January 2, 2025) AUDITOR Ernst & Young Certified Public Accountants Registered Public Interest Entity Auditor 27/F, One Taikoo Place 979 King ’ s Road Quarry Bay, Hong Kong REGISTERED OFFICE Walkers Corporate Limited 190 Elgin Avenue George Town Grand Cayman KY1 - 9008 Cayman Islands HEADQUARTERS AND PRINCIPAL PLACE OF BUSINESS IN THE PRC 68 Xinqing Road Suzhou Industrial Park Suzhou, Jiangsu China PRINCIPAL PLACE OF BUSINESS IN HONG KONG Unit B, 17/F, United Centre 95 Queensway Admiralty Hong Kong PRINCIPAL BANKER Bank of China (Hong Kong) Limited 1 Garden Road Hong Kong

Ascentage Pharma Group International 12 Corporate Information HONG KONG LEGAL ADVISER Wilson Sonsini Goodrich & Rosati Suite 1509, 15/F, Jardine House 1 Connaught Place, Central Hong Kong PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE Walkers Corporate Limited 190 Elgin Avenue George Town Grand Cayman KY1 - 9008 Cayman Islands HONG KONG SHARE REGISTRAR Tricor Investor Services Limited 17/F, Far East Finance Centre 16 Harcourt Road Hong Kong STOCK CODE HKEX: 6855 NASDAQ: AAPG WEBSITE www.ascentagepharma.com

ANNUAL REPORT 2024 13 Financial Highlights A summary of the results and of the assets and liabilities of the Group for the last five financial years, as extracted from the audited financial information and financial statements is set out below: For the year ended December 31, 2024 RMB ’ 000 2023 RMB ’ 000 2022 RMB ’ 000 2021 RMB ’ 000 2020 RMB ’ 000 980,650 221,984 209,711 27,910 12,450 Revenue (947,245) (706,972) (743,104) (766,491) (564,571) Research and development expenses (187,125) (181,076) (170,595) (143,513) (128,970) Administrative expenses (405,680) (925,712) (882,924) (782,424) (677,606) Loss for the year (398,731) (899,453) (821,427) (813,702) (740,809) Total comprehensive loss for the year As at December 31, 2024 RMB ’ 000 2023 RMB ’ 000 2022 RMB ’ 000 2021 RMB ’ 000 2020 RMB ’ 000 1,474,162 1,344,178 1,636,488 1,885,280 1,079,044 Total current assets 1,143,648 1,156,215 1,193,773 1,054,780 651,995 Total non - current assets 1,166,611 934,173 881,152 361,109 276,148 Total current liabilities 1,177,037 1,495,588 1,540,451 1,344,214 608,270 Total non - current liabilities 274,162 70,632 408,658 1,234,737 846,621 Total equity/(deficit)

Ascentage Pharma Group International 14 Chairman ’ s Statement As we reflect on our achievements in 2024 , I am delighted to report that Ascentage Pharma has made remarkable strides in advancing our mission to deliver innovative therapies to patients worldwide . We entered into an Exclusive Option Agreement with Takeda Pharmaceuticals International AG (Takeda) for the exclusive license to develop and commercialize olverembatinib outside of China, Hong Kong, Macau, Taiwan and Russia . In addition, Takeda also made an investment of US $ 75 million (equivalent to approximately HK $ 585 . 77 million) in the Company . In China, the commercialization of olverembatinib has gained significant traction in 2024 and is poised for growth in 2025 as all approved indications of olverembatinib are now covered under China ’ s National Reimbursement Drug List (NRDL), markedly enhancing affordability and accessibility for patients across China . Our momentum continued with the advancement of lisaftoclax . In November 2024 , the NDA for lisaftoclax for the treatment of relapsed and/or refractory chronic lymphocytic leukemia (CLL) and small lymphocytic lymphoma (SLL) was accepted by the Center of Drug Evaluation (CDE) of China ’ s National Medical Products Administration (NMPA) with Priority Review designation . This acceptance marks a pivotal step toward bringing this novel therapy to patients in need . Our clinical development programs also achieved significant progress over the past year . In February 2024 , olverembatinib received clearance by the U . S . Food and Drug Administration (FDA ) to initiate a global registrational Phase III clinical trial (POLARIS - 2 ) , for patients with Chronic Myeloid Leukemia in Chronic Phase (CML - CP ) with or without T 315 I mutation who have previously failed tyrosine kinase inhibitor (TKI ) treatment . In 2024 , we also received clearance to commence two registrational Phase III clinical trials for APG - 2449 , a focal adhesion kinase (FAK) , third generation anaplastic lymphoma kinase (ALK ) and receptor tyrosine kinase C - ros oncogene 1 (ROS 1 ) inhibitor , for treatment of patients with non - small cell lung cancer (NSCLC) . At the moment , we are conducting ten registrational trials , including two that were cleared by the FDA , for our three late - stage products , olverembatinib , lisaftoclax and APG - 2449 . These milestones highlight our commitment to addressing unmet medical needs through rigorous clinical innovation Ǆ We believe Ascentage Pharma is on a transformative path to becoming a global leader in oncology innovation . The commercialization of olverembatinib in China, the progress of lisaftoclax, the continued development of our other clinical - stage small molecule drug assets, our strategic agreement with Takeda and our listing on Nasdaq in the US reflect the strength of our pipeline and our ability to execute on our goals . In 2025 , we remain focused on accelerating the development and delivery of life - changing therapies, expanding our global footprint, and creating sustainable value for all stakeholders . Dr. Yang Dajun Chairman and Chief Executive Officer Suzhou, PRC and Rockville, US, April 16, 2025

ANNUAL REPORT 2024 15 Management Discussion and Analysis OVERVIEW We are a global, integrated biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies . Our lead assets, olverembatinib and lisaftoclax, have global potential to address the major hematological malignancies, including chronic myeloid leukemia, or CML, acute myeloid leukemia, or AML, chronic lymphocytic leukemia, or CLL, acute lymphocytic leukemia, or ALL, myelodysplastic syndrome, or MDS, and multiple myeloma, or MM, which is expected to exceed US $ 166 billion in aggregate market size by 2035 , according to an industry report commissioned by us and independently prepared by Frost & Sullivan, or the F&S Report . Our first lead asset, olverembatinib, is a novel, next - generation TKI . Olverembatinib was the first BCR - ABL 1 TKI approved in China for treatment of patients with CML in chronic phase, or CML - CP, with T 315 I mutations, CML in accelerated phase, or CML - AP, with T 315 I mutations, and CML - CP that is resistant and/or intolerant to first and second - generation TKIs . We are currently commercializing olverembatinib in China . All commercialized indications of olverembatinib have been included in the NRDL, in China beginning January 2025 . In June 2024 , we entered into an Exclusive Option Agreement with Takeda, pursuant to which we granted Takeda an exclusive option to enter into an exclusive license agreement for olverembatinib . If exercised, the Option would allow Takeda to license global rights to develop and commercialize olverembatinib in all territories outside of the PRC, Hong Kong, Macau, Taiwan and Russia . Our second lead asset, lisaftoclax, is a novel Bcl - 2 inhibitor that we are developing for the treatment of various hematological malignancies . In November 2024 , our NDA for the treatment of r/r CLL/SLL was accepted with priority review designation by the CDE of China ’ s NMPA . According to the F&S Report, this NDA is the second NDA filed in the world for a Bcl - 2 inhibitor and the first in China for a Bcl - 2 inhibitor for the treatment of patients with CLL/SLL that are resistant or intolerant to Bruton ’ s tyrosine kinase, or BTK, inhibitors . If approved, we plan to launch in China in 2025 and pursue regulatory approvals in multiple countries . Backed by our strong scientific foundation, knowledge of small molecule discovery and capabilities to conduct clinical trials worldwide, we use state - of - the - art technologies to develop innovative therapeutic agents to treat cancers and address unmet medical needs within this patient population . Our initial focus has been to leverage our expertise in chemistry to synthesize inhibitors targeting proteins and pathways that drive the key hallmarks of cancer . Earlier in our pipeline, we are harnessing our understanding of protein degraders to develop therapies, such as proteolysis targeting chimera molecules, or PROTACs, that target traditionally undruggable proteins that are implicated in oncogenesis . We are empowered by our technical expertise in structure - based drug design and our innovative drug discovery engine, which allows us to address unmet medical needs by targeting key apoptotic pathways and validated tyrosine kinases . These core competencies have allowed us to develop small molecule and degrader therapies targeted at Bcl - 2 , Bcl - 2 /Bcl - xL, IAP and MDM 2 , in addition to building next - generation cell signaling inhibitors (i . e . , BCR - ABL 1 , ALK, FAK inhibitors) and epigenome - modifying agents (i . e . , EED inhibitor) . We are the only company in the world with active clinical programs targeting all three known classes of key apoptosis regulators, according to the F&S Report . Beyond our two lead assets, we have several other clinical - stage assets in U . S . or international clinical trials .

Management Discussion and Analysis

Leveraging our robust internal research and development capabilities, we have built a portfolio of global intellectual property rights. We have also established collaborations and other relationships with leading biotechnology and pharmaceutical companies around the world, including a collaboration and license agreement with Innovent and clinical collaboration agreements with AstraZeneca, Merck & Co., and Pfizer Inc., and research and development relationships with leading research institutions, including but not limited to Dana-Farber Cancer Institute, Mayo Clinic, MD Anderson Cancer Center, National Cancer Institute and the University of Michigan. As of December 31, 2024, we had 541 issued patents globally, among which 379 issued patents were issued outside of China.

BUSINESS REVIEW

Product Pipeline

We have a pipeline of six clinical-stage small-molecule drug candidates. The following table summarizes our pipeline and the development status of each candidate as of December 31, 2024:



Compounds
Target
Indications
Phase 1
Phase 2
Phase 3
Commercial
Trial Region[4]
Right Region[5]
Olverembatinib (HQP1351)
BCR-ABL/KIT
CML
CML, Ph+ ALL, SDH-deficient GIST
Lisaftoclax (APG-2575)
Bcl-2 Selective
r/r CLL/SLL[1]
CLL/SLL, AML, MDS, MM[2]
APG-2449
FAK/ALK/ROS1
NSCLC/Ovarian cancer[3]
Alrizomadlin (APG-115)
MDM2-p53
ACC, MPNST, AML/MDS, pediatric solid tumor
Pelcitoclax (APG-1252)
Bcl-2/Bcl-xL
NSCLC, SCLC, neuroendocrine tumors, NHL
APG-5918
EED Selective
Anemia, oncology

(1) Registrational Phase 2 trial completed, the NDA has been accepted with priority review designation by CDE of China's NMPA.

(2) Registrational trials for ongoing CLL/SLL, AML and MDS; Phase 2 trials ongoing for MM.

(3) Two registrational trials ongoing for NSCLC; Phase 2 trials ongoing for ovarian cancer

(4) The globe icon refers to trials that have received clearance, or for which we plan to obtain clearance, in two or more countries or regions. The U.S. flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States. The China flag refers to trials for which we have conducted, currently conduct or plan to conduct only in China.

(5) The globe icon indicates having global development and commercialization rights.

16 Ascentage Pharma Group International

ANNUAL REPORT 2024 17 Management Discussion and Analysis Core Product Candidate Olverembatinib (HQP1351) Our first lead asset, olverembatinib, is a novel, next - generation TKI . Olverembatinib is the first third generation BCR - ABL 1 TKI approved in China for treatment of patients with CML - CP with T 315 I mutations, CML - AP with T 315 I mutations and CML - CP that is resistant and/or intolerant to first and second - generation TKIs . Olverembatinib received support from the National Major New Drug Discovery and Manufacturing Program . Since January 2025 , all approved indications of olverembatinib are covered by the China ’ s NRDL, which bolstered the affordability and accessibility of the drug in China . Olverembatinib was included as an Emerging Treatment Option in the 2024 National Comprehensive Cancer Network USA, or NCCN, guidelines for the management of CML and received recommendation from the Chinese Society of Clinical Oncology, or CSCO, guideline for the treatment of CML and Ph+ ALL . As of the date of this report, the FDA has granted four ODDs to olverembatinib, including for CML, ALL, AML and GIST, and Fast - Track Designation for treatment of CML in patients with certain genetic markers who have failed to respond to prior TKIs . Olverembatinib was also granted an Orphan Designation by the European Medicines Agency, or EMA, for the treatment of CML . The chart below summarizes the registrational trials completed or ongoing for olverembatinib : Note 1 : The globe icon as used in this table refers to trials that are currently taking place in at least 2 countries . The US flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States . The China flag refers to trials for which we have conducted or currently conduct only in China . Approved in China FDA cleared first CDE cleared first Compounds Target Indications & Treatments Phase 1 Phase 2 Phase 3 Commercial Region¹ Monotherapy for TKI - resistant CML - CP with T315I mutation Monotherapy for TKI - resistant CML - AP with T315I mutation Monotherapy for CML - CP resistant and/or Intolerant to 1st and 2nd generation TKIs POLARIS - 2 : Monotherapy for CML POLARIS - 1 : Combo with chemo in newly diagnosed patients POLARIS - 3 : Monotherapy for SDH - deficient GIST CML Ph+ ALL GIST Olverembatinib (HQP1351) BCR - ABL/KIT

Ascentage Pharma Group International 18 Management Discussion and Analysis The recent progress of olverembatinib is as follows: Commercial progress • Revenue from sales of olverembatinib in China was RMB 241 . 0 million for the year ended December 31 , 2024 , compared to RMB 159 . 0 million for the year ended December 31 , 2023 , which represented an increase of RMB 82 . 0 million, or 52% . As of December 31 , 2024 , the number of DTP pharmacies and hospitals where olverembatinib is on formulary reached 734 . In particular, the number of hospitals where olverembatinib is on formulary increased 86 % compared to December 31 , 2023 . • In November 2024 , a new indication – adult patients with CML - CP resistant and/or intolerant of first - and second - generation TKIs – for olverembatinib was included in China ’ s NRDL through the simplified contract renewal procedure . Concurrently, the contracts for indications of olverembatinib which has been included China ’ s NRDL since 2022 were renewed successfully . The current indications of olverembatinib eligible for reimbursement includes adult patients with CML - CP or CML - AP with T 315 I mutation, and adult patients with CML - CP that are resistant and/or intolerant of first - and second - generation TKIs . • In July 2024 , olverembatinib was approved by the Pharmaceutical Administration Bureau (ISAF) of the Macau Special Administrative Region of the PRC for the treatment of adult patients with TKI - resistant CML - CP or CML - AP harboring the T 315 I mutation and adult patients with CML - CP resistant to and/or intolerant of first – and second - generation TKIs . • In May 2024 , olverembatinib was included in 2024 “ CSCO guideline for Diagnosis and Treatment of Hematological Malignancies ” guideline for the treatment of CML and Ph+ ALL . Clinical progress • After receiving clearance from the CDE of China ’ s NMPA in May 2024 , we commenced enrollment in a registrational Phase III clinical trial of olverembatinib for the treatment of patients with SDH - deficient GIST who have failed prior systemic treatment (POLARIS - 3 ) . • After receiving clearance from the FDA in February 2024 , we commenced enrollment in a registrational Phase III clinical trial of olverembatinib for previously treated CML - CP patients, both with and without T 315 I mutation (POLARIS - 2 ) . • We continue enrollment in a registrational Phase III clinical trial of olverembatinib in combination with chemotherapy versus imatinib in combination with chemotherapy in patients with newly diagnosed Philadelphia chromosome - positive ALL (Ph+ ALL) (POLARIS - 1 ) . • We obtained Breakthrough Therapy Designation (BTD) for olverembatinib in March 2025 from the CDE of China ’ s NMPA for combination with low - intensity chemotherapy for the first - line treatment of newly - diagnosed patients with Ph+ ALL .

ANNUAL REPORT 2024 19 Management Discussion and Analysis Data publication • In December 2024 , multiple clinical data of olverembatinib were presented at the 66 th American Society of Hematology (ASH) Annual Meeting, including one oral presentation and seven poster presentations . The oral presentation showcased the latest clinical data of olverembatinib in the second - line treatment of patients with CML - CP, demonstrated that olverembatinib may be a safe and effective second - line therapy to patients with CML - CP, especially those who had failed on the second - generation TKIs as first - line treatment . This is the seventh consecutive year for studies of olverembatinib to be selected for oral presentation at the ASH Annual Meeting . • On November 21 , 2024 , the data of a phase Ib multicenter clinical trial (NCT 04260022 ) of olverembatinib was published in JAMA Oncology . The study aims to assess the pharmacokinetics, safety, efficacy, and recommended dose of olverembatinib in patients with CML or Ph+ALL resistant or intolerant to at least 2 TKIs . Among all evaluable patients with CML - CP, the complete cytogenetic response (CCyR) rate and the major molecular response (MMR) rate were approximately 61 % and 42% , respectively . Cytogenetic and molecular responses were similar irrespective of the presence of the T 315 I mutation, which confers resistance against imatinib and all second - generation TKIs . In conclusion, olverembatinib had a favorable pharmacokinetic profile, was generally well tolerated, and showed strong antileukemic activity in patients with heavily pretreated chronic - phase CML with or without T 315 I variants, including prior ponatinib and/or asciminib failure . • In June 2024 , the updated results from three studies of olverembatinib in patients with CML and Ph+ ALL were presented as posters at the 2024 European Hematology Association Hybrid Congress (EHA 2024 ) . • In June 2024 , we presented updated clinical data of olverembatinib, in patients with TKI - resistant SDH - deficient GIST, in an oral report at the 60 th American Society of Clinical Oncology (ASCO) Annual Meeting . The oral report features the latest data that further validated the promising efficacy and manageable safety of olverembatinib in SDH - deficient GIST . This is the third consecutive year in which clinical data from this study of olverembatinib were selected for presentations at the ASCO Annual Meeting . • In April 2024 , we released updated clinical data of olverembatinib at the 2024 AACR annual meeting, demonstrating its superior antitumor activity in preclinical models of SDH - deficient neoplasms . The expected progress of olverembatinib is as follows: • We expect to continue to execute the registrational clinical trials, including POLARIS - 2 , POLARIS - 1 and POLARIS - 3 . • We plan to seek clearance from the FDA to initiate a registrational Phase III clinical trial in newly diagnosed Ph+ ALL patients .

Management Discussion and Analysis

Key Product Candidates

Lisaftoclax (APG-2575)

Lisaftoclax is a novel, oral Bcl-2 inhibitor developed to treat a variety of hematologic malignancies and solid tumors by selectively blocking Bcl-2 to restore the normal apoptosis process in cancer cells. In November 2024, the NDA for lisaftoclax for the treatment of r/r CLL/SLL has been accepted with priority review designation by the CDE of China's NMPA. According to the F&S Report, this NDA is the second NDA filed in the world for a Bcl-2 inhibitor and the first in China for a Bcl-2 inhibitor for the treatment of patients with CLL/SLL that are resistant or intolerant to Bruton's tyrosine kinase, or BTK, inhibitors. Currently, lisaftoclax has received clearances and approvals for clinical studies in China, the United States, Australia, and Europe, with indications including CLL/SLL, non-Hodgkin's lymphoma (NHL), AML, MM, Waldenström's macroglobulinemia (WM), and certain solid tumors. Furthermore, FDA has granted five ODDs to lisaftoclax for the treatment of patients with follicular lymphoma (FL), WM, CLL, MM, or AML.

The chart below summarizes the registrational trials completed or ongoing for lisaftoclax:


Compounds
Target
Indications & Treatments
Phase 1
Phase 2
Phase 3
Commercial
Region[2]
Lisaftoclax (APG-2575)
Bcl-2 Selective
CLL/ SLL
Monotherapy for r/r CLL/SLL[1]
GLORA: Combo with BTKi for BTKi treated CLL/SLL
GLORA-2: Combo with acalabrutinib for newly diagnosed CLL/SLL
AML
GLORA-3: Combo with AZA for newly diagnosed elderly or unfit AML
MDS
GLORA-4: Combo with AZA for newly diagnosed HR MDS
MM
Combo with pomalidomide & DXMS/ daratumumab, lenalidomide & DXMS for r/r MM
FDA cleared first
CDE cleared first

Notes: 1. Registrational Phase 2 trial completed, with NDA submitted and accepted in 2024.

2. The globe icon as used in this table refers to trials that are currently taking place in at least 2 countries. The U.S. flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States. The China flag refers to trials for which we have conducted or currently conduct only in China.

20 Ascentage Pharma Group International

ANNUAL REPORT 2024 21 Management Discussion and Analysis The clinical development of lisaftoclax is as follows: Clinical progress • After lisaftoclax received initial clearance by the CDE of China ’ s NMPA in May 2024 , we commenced enrollment of patients in a global, multicenter, registrational Phase III clinical trial of lisaftoclax in combination with azacitidine for the treatment of patients who are newly diagnosed with higher risk MDS (GLORA - 4 ) . • We continue enrollment in a global registrational Phase III clinical trial of lisaftoclax for the treatment of newly diagnosed old or unfit patients with AML (GLORA - 3 ) . • We continue enrollment in a global registrational Phase III clinical trial to evaluate lisaftoclax in combination with the BTK inhibitor acalabrutinib, versus immunochemotherapy in treatment - naïve patients with CLL/SLL (GLORA - 2 ) to validate a fixed duration of combination regimen as a first - line treatment . • We continue enrollment in a global registrational Phase III clinical trial of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors (GLORA) . • We continue Phase 1 b/ 2 clinical trials of lisaftoclax in combination therapies for the treatment of patients with MM in China and the United States . • Phase Ib/II studies of lisaftoclax as a single agent or in combinations for the treatment of patients with AML/MDS are ongoing in China . • Phase Ib/II studies of lisaftoclax in combinations for the treatment of patients with AML/MDS are also ongoing in the United States . • A global Phase Ib/II study of lisaftoclax, both as a single agent and in combinations with BTK inhibitor ibrutinib/ rituximab for the treatment of patients with WM, is ongoing in the United States, Australia, and China . Data publication • In December 2024 , we presented updated results from three clinical studies of lisaftoclax at the 66 th ASH Annual Meeting, including one oral report and four poster presentations . The oral report features the latest clinical data of lisaftoclax combined with novel therapeutic regimens in patients with relapsed or refractory multiple myeloma (r/r MM) or immunoglobulin light - chain (AL) amyloidosis, further demonstrated compelling clinical benefit and favorable safety profile of the combination regimen . According to the results, in the 36 evaluable patients who were heavily pretreated, the ORR was 63 . 9% ; the very good partial response (VGPR) rate was 30 . 6% ; and more importantly, the median progression - free survival (PFS) reached up to 9 . 7 months . In terms of safety, lisaftoclax, at doses ranged from 800 - 1200 mg, in combination with other therapeutic agents showed favorable tolerability and no drug - drug interactions (DDIs) . This is the third consecutive year in which clinical results on lisaftoclax have been selected by the ASH Annual Meeting . • In June 2024 , we presented updated results from a global, multi - center Phase Ib/II study of lisaftoclax alone or in combinations for the treatment of patients with WM, in a poster presentation at the 60 th ASCO Annual Meeting . This is the second consecutive year in which this study of lisaftoclax was selected for presentations at the ASCO Annual Meeting . We also released the latest results from a Phase Ib/II study of lisaftoclax in combination with azacitidine (AZA) in patients with treatment - naïve (TN) or r/r AML, in a poster presentation . Among the 39 elderly or unfit patients with newly diagnosed AML, ORR and the composite complete remission rate (CRc = CR + CRi) were 64 . 1 % and 51 . 3% , respectively . 10 . 5 % of patients reported febrile neutropenia . No tumor lysis syndrome (TLS) was reported, and the 30 - / 60 - day mortality rates were 1 . 3 % and 3 . 9% , respectively .

Ascentage Pharma Group International 22 Management Discussion and Analysis The expected progress of lisaftoclax (APG - 2575 ) is as follows : • If approved, we expect to launch lisaftoclax for the treatment of r/r CLL/SLL in China in 2025. • We expect to continue to execute the registrational clinical trials including GLORA, GLORA - 2 , GLORA - 3 and GLORA - 4 trials . • We plan to seek clearance from FDA to initiate registrational phase III clinical trial for the treatment of patients who are newly diagnosed with higher risk MDS . Cautionary Statement required by Rule 18 A . 08 (3) of the Listing Rules : WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET LISAFTOCLAX (APG - 2575 ) SUCCESSFULLY . Alrizomadlin (APG - 115 ) Alrizomadlin (APG - 115 ) is a novel, orally bioavailable, highly selective, small - molecule inhibitor of MDM 2 - p 53 protein - protein interactions (PPIs) . Alrizomadlin (APG - 115 ) was designed to restore activation of p 53 tumor suppressor activity by blocking the MDM 2 - p 53 interaction . It is undergoing multiple clinical studies in China, United States, and Australia as a single agent or in combination with immunotherapy or chemotherapy in treating solid tumors as well as hematologic malignancies . The FDA has granted six ODDs for alrizomadlin (APG - 115 ) for the treatment of soft - tissue sarcoma, gastric cancer (GC), AML, retinoblastoma, stage IIB - IV melanoma, and neuroblastoma . In addition, alrizomadlin (APG - 115 ) has been granted two Rare Pediatric Disease Designations (RPDD) designation by the FDA for the treatment of neuroblastoma and retinoblastoma . The recent progress of alrizomadlin (APG - 115 ) is as follows : Clinical progress We are currently enrolling patients in several clinical studies of alrizomadlin (APG - 115 ) in the United States and/or Australia : • A Phase 1 b/ 2 study of alrizomadlin (APG - 115 ) monotherapy or in combination with pembrolizumab in patients with unresectable or metastatic melanoma (in collaboration with Merck & Co . ) or other advanced solid tumors . • A phase 2 a study evaluating the pharmacokinetics, safety and efficacy of APG - 115 as a single agent or in combination with lisaftoclax in subjects with relapsed/refractory T - cell Prolymphocytic Leukemia (r/r T - PLL) or NHL . • An investigator - initiated trial (IIT) of alrizomadlin (APG - 115 ) monotherapy or in combination with chemotherapy in a Phase 2 study for the treatment of salivary gland cancer .

ANNUAL REPORT 2024 23 Management Discussion and Analysis In addition, CDE has granted approval for the following clinical trials of alrizomadlin (APG - 115) in China: • A Phase 1 b/ 2 clinical study of alrizomadlin (APG - 115 ) in combination with anti - PD - 1 antibody (JS 001 ) toripalimab, for the treatment of patients with advanced liposarcoma (LPS) or other advanced solid tumors . • A Phase 1 b study of alrizomadlin (APG - 115 ) single agent or in combination with azacitidine or cytarabine in patients with r/r AML and relapsed/progressed high - /very high - risk MDS . • A phase 1 clinical study of alrizomadlin (APG - 115 ) alone or in combination with lisaftoclax (APG - 2575 ) in children with recurrent or refractory neuroblastoma or other solid tumors . Data publication • In July 2024 , we published an article in Targeted Oncology (2024) on Malignant Peripheral Nerve Sheath Tumor (MPNST) . The article highlights that MPNSTs are rare, aggressive soft - tissue sarcomas with a tendency for local recurrence and metastasis and have the poorest prognoses among all sarcomas . Overall outcomes with surgical and other treatments are suboptimal, establishing an urgent unmet medical need . • In April 2024 , we released updated data of APG - 115 at 2024 AACR annual meeting, demonstrating that APG - 5918 and APG - 115 synergistically inhibit tumor growth in preclinical models of prostate cancer (PCa) . • In March 2024 , the clinical results of a phase 1 / 2 study of APG - 115 in progressive salivary gland cancer, including patients with adenoid cystic carcinoma (ACC), were presented during the 2024 Multidisciplinary Head and Neck Cancers Symposium . Cautionary Statement required by Rule 18A.08(3) of the Listing Rules: WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET ALRIZOMADLIN (APG - 115) SUCCESSFULLY. Pelcitoclax (APG - 1252) Pelcitoclax (APG - 1252 ) is a novel, highly potent, small - molecule drug designed to restore apoptosis through dual inhibition of the Bcl - 2 /Bcl - xL proteins for the treatment of small - cell lung cancer (SCLC), NSCLC, neuroendocrine tumor (NET), and NHL . It was granted an ODD by FDA for the treatment of SCLC . In various clinical trials conducted in the United States, Australia and China, patients have been treated with pelcitoclax (APG - 1252 ) as a monotherapy or in combination with other antitumor agents . Pelcitoclax (APG - 1252 ) was well tolerated with either weekly or biweekly intermittent dosing schedules . Preliminary anti - tumor activity was observed as a single agent in heavily pretreated patients . The recent progress of pelcitoclax (APG - 1252) is as follows: Clinical progress Pelcitoclax (APG - 1252) is currently under investigation in a variety of combination trials, including: • A Phase 1 b study of pelcitoclax (APG - 1252 ) plus osimertinib in patients with epidermal growth factor receptor (EGFR) mutant NSCLC in China ; • A Phase 1 b/ 2 study of pelcitoclax (APG - 1252 ) as a single agent or in combination with other therapeutic agents in patients with r/r NHL in China .

Ascentage Pharma Group International 24 Management Discussion and Analysis Data publication • In February 2024 , we published results of the first - in - human study with preclinical data of pelcitoclax (APG - 1252 ) in locally advanced or metastatic solid tumors . Cautionary Statement required by Rule 18 A . 08 (3) of the Listing Rules : WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET PELCITOCLAX (APG - 1252 ) SUCCESSFULLY . APG - 5918 APG - 5918 is a potent, orally bioavailable, and highly selective embryonic ectoderm development (EED) inhibitor . EED is a core subunit of the Polycomb Repressive Complex 2 (PRC 2 ) . Preliminary study results from our preclinical models of anemia demonstrated that APG - 5918 has the potential to improve hemoglobin (Hb) insufficiency induced by chronic kidney disease (CKD) . We have initiated an FDA - regulated, multi - center, open - label Phase I clinical trial to evaluate the safety, pharmacokinetics, and efficacy of APG - 5918 in patients with advanced solid tumors or lymphomas, including non - Hodgkin ’ s lymphoma, who have progressed on or are intolerant to approved therapies, or for whom no standard treatments are available . The recent progress of APG - 5918 is as follows : • In December 2024 , we released the updated preclinical results of APG - 5918 at the 66 th ASH Annual Meeting, demonstrates robust antitumor activity in preclinical models of T - Cell Lymphomas (TCLs) . • In June 2024 , we released the updated preclinical results of APG - 5918 at the 2024 European Hematology Association Hybrid Congress (EHA 2024 ), demonstrating that APG - 5918 improves CKD - induced hemoglobin (Hb) insufficiency in preclinical models of anemia . • In April 2024 , we released updated preclinical data of APG - 5918 at 2024 AACR annual meeting, demonstrating that APG - 5918 and MDM 2 inhibitor alrizomadlin (APG - 115 ) synergistically inhibit tumor growth in preclinical models of PCa . • In January 2023 , APG - 5918 obtained approval from CDE to initiate a clinical study in patients with anemia - related indications . The single ascending dose (SAD) study in healthy subjects has been completed, and the multiple ascending dose (MAD) phase in anemic subjects is ongoing . Cautionary Statement required by Rule 18 A . 08 (3) of the Listing Rules : WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET APG - 5918 SUCCESSFULLY .

ANNUAL REPORT 2024 25 Management Discussion and Analysis Other Clinical Candidate APG - 2449 APG - 2449 is a novel, orally active, small - molecule FAK, the third generation of ALK and ROS 1 triple ligase kinase inhibitor (TKI) designed and developed by Ascentage Pharma . It is the first FAK inhibitor approved by CDE for clinical study in China . In the first - in - human trial, cerebrospinal fluid pharmacokinetics (PK) analyses showed that APG - 2449 was brain - penetrant . An updated study of APG - 2449 demonstrated preliminary clinical benefit in patients with NSCLC whose disease was TKI naïve and resistant to 2 G ALK inhibitors, especially in brain metastases . In addition, high pFAK expression levels in baseline tumor tissue correlated with improved APG - 2449 treatment responses in patients with NSCLC resistant to second - generation ALK inhibitors, suggesting that the increase of pFAK may be associated with second - generation ALK TKI resistance . The recent progress of APG - 2449 is as follows : Clinical progress • In October 2024 , APG - 2449 was cleared by the CDE of China ’ s NMPA to initiate two registrational Phase III clinical trials that will separately evaluate APG - 2449 in patients with NSCLC who are resistant to or intolerant of second - generation ALK TKIs ; and treatment - naïve patients with ALK - positive advanced or locally advanced NSCLC . • A Phase 1 b/ 2 study of APG - 2449 in combination with liposomal doxorubicin hydrochloride in platinum - resistant ovarian cancer is ongoing . Data publication • In December 2024 , we released updated data of APG - 2449 , in patients with AML in a poster presentation at the 66 th ASH Annual Meeting . APG - 2449 exhibits antileukemic activity and enhances lisaftoclax (APG - 2575 ) - induced apoptosis in AML . • In June 2024 , we released updated data of APG - 2449 , in patients with NSCLC in a poster presentation at the 60 th ASCO Annual Meeting . This is the third consecutive year in which clinical data from this study of APG - 2449 were selected for presentations at the ASCO Annual Meeting . Preliminary efficacy was demonstrated in patients with NSCLC who were TKI naïve and resistant to second - generation ALK TKIs, as well as early antitumor activity in brain metastases . • In April 2024 , we released updated preclinical data of APG - 2449 at 2024 AACR annual meeting, demonstrating that it inhibits metastasis and enhances the antitumor efficacy of PEGylated liposome doxorubicin (PLD) in epithelial ovarian cancer (EOC) . Cautionary Statement required by Rule 18 A . 08 (3) of the Listing Rules : WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET APG - 2449 SUCCESSFULLY .

Ascentage Pharma Group International 26 Management Discussion and Analysis Discovery programs Protein degraders Our deep understanding of heterobifunctional molecules and ligase biology has allowed us to develop protein degraders targeting traditionally undruggable proteins of interest implicated in key oncologic pathways . We believe we have the ability to develop differentiated degraders with improved pharmacokinetic - pharmacodynamic (PK/PD) profiles that exhibit less off - target effects than other degraders in clinical development . Through our degrader platform, we also believe we can develop cancer therapeutics targeted at resistance mechanisms that have traditionally plagued small molecule inhibitors . We have identified and nominated our first targeted protein degrader, or TPD, candidate for pre - clinical development . This orally bioavailable degrader is targeting the p 53 - MDM 2 pathway . In the last twenty years, many highly potent and orally active MDM 2 inhibitors have been developed as a way to activate the p 53 tumor suppressor gene, and several are currently in clinical development, including alrizomadlin (APG - 115 ) . However, inhibition of p 53 have often resulted in upregulation of MDM 2 , which has then limited the efficacy of these MDM 2 inhibitors, so we believe that a degrader approach could be pursued as the next generation strategy . We have also identified several compounds that are capable of rapidly reducing the levels of the Bcl - xL protein in human cancer cell lines and thereby inhibiting cancer cell growth in human cancer cell lines that are dependent on Bcl - xL . Based on our initial studies, we believe we are developing a Bcl - xL protein degrader that has the potential to exhibit strong activity with low levels of platelet toxicity . We are in the process of selecting and nominating our first Bcl - xL degrader as a candidate for pre - clinical development . The potential candidates exhibit high selectivity for the Bcl - xL target, demonstrating potent cellular and degradation activity, and showing remarkable in vivo efficacy in xenograft mice models . RESEARCH AND DEVELOPMENT We have a proven track record of accomplishment in researching, developing and commercializing biopharmaceuticals . We plan to continue to diversify and expand our product pipeline through both in - house research and development and collaboration with biotechnology and pharmaceutical companies, as well as academic institutions . We have an experienced scientific advisory board (SAB), chaired by Dr . Shaomeng Wang, our co - founder and non - executive director . Members of our scientific advisory board are physician scientists with expertise in cancer research and drug development . They are not our employees but periodically provide us with assistance and guide our clinical development programs through regularly scheduled SAB meetings . For the years ended December 31 , 2023 and 2024 , our research and development expenses were RMB 707 . 0 million and RMB 947 . 2 million, respectively . INTELLECTUAL PROPERTY RIGHTS Intellectual property rights are fundamental to our business . Through our robust research and development, we have strategically developed a global intellectual property portfolio with exclusive rights to issue patents or patent applications worldwide with respect to our product candidates . As of December 31 , 2024 , we cumulatively had 541 issued patents globally, among which 379 issued patents were issued outside of China .

ANNUAL REPORT 2024 27 Management Discussion and Analysis COMMERCIALIZATION We attach great importance to building Ascentage Pharma ’ s commercialization capability, including developing sound strategies and feasible infrastructure . Revenue from sales of our core product, olverembatinib, in China was RMB 241 . 0 million for the year ended December 31 , 2024 , compared to RMB 159 . 0 million for the year ended December 31 , 2023 , which represented an increase of RMB 82 . 0 million, or 52% . We have established a fully functional commercialization team consisting of more than 100 staff . Our team, together with Innovent Biologics, Inc . ( 1801 . HK) ( “ Innovent Biologics ” ), had covered 265 distributors and around 800 hospitals in China . By the end of December 31 , 2024 , we have entered 734 DTP pharmacies and hospitals . Ascentage Pharma ’ s commercial team organized a variety of online and offline promotional activities . They also educated health care professionals (HCPs) concerning olverembatinib ’ s clinical benefits, which enhanced brand awareness of olverembatinib among HCPs and patients . In November 2024 , the new indication of olverembatinib has been included into the China 2024 NRDL through the simple contract renewal process . Concurrently, the contracts for indications of olverembatinib which has been included China ’ s NRDL since 2022 were renewed successfully . The current reimbursable scope of olverembatinib is : adult patients with CML - CP or CML - AP harboring the T 315 I mutation, and adult patients with CML - CP resistant and/or intolerant of first - and second - generation TKIs . The new version of the NRDL became effective in January 2025 , in China . The inclusion will bolster the accessibility of olverembatinib, allowing more CML patients to easily and affordably access the medication . We will continue to collaborate with Innovent Biologics to accelerate market penetration at hospitals and pharmacies, bolstering the accessibility of olverembatinib and laying a solid foundation for accessibility of our products for new approved indications in the future . In July 2024 , olverembatinib has been approved by the Pharmaceutical Administration Bureau (ISAF) of the Macau Special Administrative Region of the PRC for the treatment of adult patients with TKI - resistant CML - CP or CML - AP harboring the T 315 I mutation ; and adult patients with CML - CP resistant to and/or intolerant of first - and second - generation TKIs . Recently, olverembatinib was included in 2025 version of “ Chinese Guidelines for Integrated Cancer Diagnosis and Treatment (CACA) ” and 2024 version of “ CSCO guideline for Diagnosis and Treatment of Hematological Malignancies ” for the treatment of CML and Ph+ ALL . Olverembatinib was included as an Emerging Treatment Option in the 2024 NCCN guidelines for the management of CML . Ascentage Pharma is committed to the expansion of commercialization and availability of olverembatinib in the China market and abroad .

Ascentage Pharma Group International 28 Management Discussion and Analysis CHEMISTRY, MANUFACTURING AND CONTROL We have established our own Suzhou facility as our global R&D center and manufacturing facility . The R&D center and the manufacturing centers were implemented into use in the second half of 2021 and the fourth quarter of 2022 , respectively . The Suzhou manufacturing center has more than 200 , 000 square feet of space, and the manufacturing capacity for both oral solid tablets and capsules is up to 250 million dosage units per year . We also maintain manufacturing capability for injectable drug products, including lyophilized formulations at the Suzhou center . In the fourth quarter of 2022 , the Company obtained a Drug Manufacturing License (Certificate A) . In 2024 , the Suzhou manufacturing center completed the technical transfer and process validation campaign of olverembatinib tablets . At the same time, we obtained the updated version of the Drug Manufacturing Licenses (including certificates A, B and C) and passed GMP compliance inspection conducted by Jiangsu Medical Products Administration which allows us to manufacture and supply olverembatinib tablets for global clinical trials and commercial sales in China market from Ascentage owned facility . In April 2023 , the Company received a zero - deficiency report from the Good Manufacturing Practices (GMP) compliance audit of Ascentage Pharma ’ s global manufacturing center by a Qualified Person (QP) of the European Union (EU) . We believe this report indicates that the Company ’ s Global Manufacturing Center and quality management system implemented at the site are compliant with the standards of the EU GMP, marking the achievement of a major milestone that will pave the way for the Company ’ s continued global expansion . In 2023 , we completed the technical transfer of the lisaftoclax (APG - 2575 ) tablets, which allows us to internalize the production and supply of the drug for its global clinical trials . We completed the drug tablet coating and debossing development and the GMP production of olverembatinib tablets, preparing for the future applications to the global regulatory authorities including the FDA . In addition, we leased a facility with a size of approximately 50 , 000 square feet for R&D and manufacturing in China Medical City, Taizhou, Jiangsu Province, China, where we produce and supply preclinical test articles and clinical trial materials for some of our drug candidates . We believe that such existing facilities are adequate for our needs .

ANNUAL REPORT 2024 29 Management Discussion and Analysis BUSINESS DEVELOPMENT In addition to our strong in - house research and development team, we have established global collaboration and other relationships with leading biotechnology and pharmaceutical companies and academic institutions . We will continue to seek partnerships to maximize the value of our pipeline products . On June 14 , 2024 , Ascentage Pharma, Ascentage Pharma HK, Ascentage GZ, Ascentage Suzhou and Takeda entered into an exclusive option agreement, pursuant to which we granted Takeda an exclusive option to enter into an exclusive license agreement for olverembatinib . If exercised, the Option would allow Takeda to license global rights to develop and commercialize olverembatinib in all territories outside of the PRC, Hong Kong, Macau, Taiwan and Russia . Pursuant to the Exclusive Option Agreement, Ascentage shall be solely responsible for all clinical development of olverembatinib before the potential exercise of the Option . The Exclusive Option Agreement calls for Ascentage to receive an option payment of US $ 100 million related to intellectual property income and option payment under the Exclusive Option Agreement . Additionally, Ascentage is eligible for an option exercise fee and additional potential milestone payments of up to approximately US $ 1 . 2 billion and 12% - 19 % royalties on annual net sales . On July 2 , 2024 , Ascentage received the option payment related to intellectual property income and option payment under the Exclusive Option Agreement . The Exclusive Option Agreement would allow Ascentage to leverage the global commercial expertise of Takeda with a proven record of accomplishment and global oncology footprint to potentially broaden the impact that olverembatinib could have on patients in need around the world . Additionally, on June 20 , 2024 , pursuant to the securities purchase agreement dated June 14 , 2024 entered into between the Company and Takeda, Ascentage issued and allotted to Takeda 24 , 307 , 322 Shares (Takeda Shares) at a price per share equal to HK $ 24 . 09850 per Share (equivalent to approximately US $ 3 . 08549 ), and with the aggregate purchase price of US $ 75 million (equivalent to approximately HK $ 585 . 77 million) . The Share Purchase Price represents a 25 . 12 % premium to the 20 - day average closing price of the Shares prior to the date of the Securities Purchase Agreement (being HK $ 19 . 26 per Share) . Pursuant to the Securities Purchase Agreement, Takeda has agreed to certain lock - up arrangements in connection with the Shares until June 20 , 2025 . In addition, Takeda has agreed to a market standoff provision with us under which they have agreed that, subject to certain exceptions, for a period of 180 days after January 23 , 2025 , they will not, sell or otherwise transfer or dispose of any Takeda Shares or any securities convertible into or exchangeable for our ordinary shares . For further details on the Exclusive Option Agreement, the Securities Purchase Agreement and the transactions contemplated thereunder, please refer to the relevant announcements of the Company dated June 14 , 2024 , June 21 , 2024 and July 4 , 2024 .

Ascentage Pharma Group International 30 Management Discussion and Analysis FINANCIAL REVIEW Year Ended December 31, 2024 Compared to Year Ended December 31, 2023 Year ended December 31, 2023 RMB ’ 000 2024 RMB ’ 000 221,984 980,650 Revenue 59,316 57,359 Other income and gains (195,387) (195,998) Selling and distribution expenses (706,972) (947,245) Research and development expenses (181,076) (187,125) Administrative expenses (96,057) (64,455) Finance costs (5,203) (9,075) Other expenses (925,712) (405,680) Loss for the year (899,453) (398,731) Total comprehensive loss for the year 1. Overview as compared of RMB980.7 million, 31, 2024, the Group recorded revenue For the year ended December with RMB 222 . 0 million for the year ended December 31 , 2023 , and a total comprehensive loss of RMB 398 . 7 million, as compared with RMB 899 . 5 million for the year ended December 31 , 2023 . The loss of the Group was RMB 405 . 7 million for the year ended December 31 , 2024 , as compared with RMB 925 . 7 million for the year ended December 31 , 2023 . The selling and distribution expenses of the Group was RMB 196 . 0 million for the year ended December 31 , 2024 , as compared with RMB 195 . 4 million for the year ended December 31 , 2023 . The research and development expenses of the Group was RMB 947 . 2 million for the year ended December 31 , 2024 , as compared with RMB 707 . 0 million for the year ended December 31 , 2023 . The administrative expenses of the Group was RMB 187 . 1 million for the year ended December 31 , 2024 , as compared with RMB 181 . 1 million for the year ended December 31 , 2023 . 2. Revenue For the year ended December 31 , 2024 , the Group generated revenue of RMB 980 . 7 million from the intellectual property income from Takeda, the sales of pharmaceutical products, commercialization rights income from Innovent Suzhou and service income, as compared to RMB 222 . 0 million for the year ended December 31 , 2023 , representing an increase of RMB 758 . 7 million, or 342% , which was primarily attributable to the intellectual property income from Takeda and the rise in sales of pharmaceutical products .

ANNUAL REPORT 2024 31 Management Discussion and Analysis 3. Other Income and Gains The Group ’ s other income and gains primarily consist of (i) interest income on time deposit at banks ; and (ii) government grants related to income . Other income and gains for the year ended December 31 , 2024 was RMB 57 . 4 million, as compared to RMB 59 . 3 million for the year ended December 31 , 2023 , representing a decrease of RMB 2 . 0 million, or 3 . 3% , which was primarily attributable to (i) the decrease of the government grants to RMB 9 . 1 million for the year ended December 31 , 2024 , as compared with RMB 19 . 4 million for the year ended December 31 , 2023 ; (ii) partially offset by the increase of the realized and unrealized foreign exchange income to RMB 6 . 7 million for the year ended December 31 , 2024 , as compared with RMB 1 . 6 million for the year ended December 31 , 2023 ; and (iii) the increase in bank interest income to RMB 37 . 8 million for the year ended December 31 , 2024 , as compared with RMB 32 . 4 million for the year ended December 31 , 2023 . 4. Selling and Distribution Expenses The Group ’ s selling and distribution expenses primarily consist of marketing expenses, staff costs and travel and meeting expenses . For the year ended December 31 , 2024 , the selling and distribution expenses of the Group increased by RMB 0 . 6 million or 0 . 3 % to RMB 196 . 0 million, as compared to RMB 195 . 4 million for the year ended December 31 , 2023 . The slight increase was attributable to the increase in selling and distribution expenses incurred in the commercialization of olverembatinib and other products . 5. Research and Development Expenses The Group ’ s research and development expenses primarily consist of internal research and development expenses, external research and development expenses, staff costs, IP expenses, materials, depreciation and amortization and RSU expenses of research and development staff . For the year ended December 31 , 2024 , the research and development expenses of the Group increased by RMB 240 . 3 million, or 34 . 0 % to RMB 947 . 2 million from RMB 707 . 0 million for the year ended December 31 , 2023 . The increase was attributable to the increase in internal clinical trial costs .

Ascentage Pharma Group International 32 Management Discussion and Analysis The following table sets forth the components of our research and development expenses by nature for the periods indicated. Year ended December 31, 2023 RMB ’ 000 2024 RMB ’ 000 199,967 367,894 Internal research and development expenses 84,577 125,872 External research and development expenses 291,902 318,638 Staff costs 10,704 12,518 IP expenses 12,218 24,576 Materials 33,139 33,439 Depreciation and amortization 26,159 17,421 Share option and RSU expenses of R&D staff 48,306 46,887 Others 706,972 947,245 Total 6. Administrative Expenses For the year ended December 31 , 2024 , the administrative expenses of the Group increased by RMB 6 . 0 million, or 3 . 3 % to RMB 187 . 1 million from RMB 181 . 1 million for the year ended December 31 , 2023 . The increase was primarily attributable to the increase in agency fees for US IPO . The following table sets forth the components of our administrative expenses for the periods indicated . Year ended December 31, 2023 RMB ’ 000 2024 RMB ’ 000 4,512 2,861 Share option and RSU expenses 60,910 63,081 Staff costs 52,570 51,356 Depreciation and amortization 63,084 69,827 Others 181,076 187,125 Total 7. Finance Costs Finance costs represented mainly interest expenses from bank borrowings and lease liabilities . For the year ended December 31 , 2024 , the finance costs of the Group decreased by RMB 31 . 6 million, or 32 . 9 % to RMB 64 . 5 million from RMB 96 . 1 million for the year ended December 31 , 2023 . It was due to the decrease of the interest rate incurred in relation to bank borrowings .

ANNUAL REPORT 2024 33 Management Discussion and Analysis 8. Other Expenses The Group ’ s other expenses mainly consisted of donations . For the year ended December 31 , 2024 , the Group reported other expenses of RMB 9 . 1 million, as compared to other expenses of RMB 5 . 2 million for the year ended December 31 , 2023 , which represented an increase of RMB 3 . 9 million, or 74 . 4% . The increase was primarily attributable to the increase in donation expenses from RMB 4 . 0 million for the year ended December 31 , 2023 to RMB 6 . 3 million for the year ended December 31 , 2024 . The loss on fair value of the financial assets at FVTPL was a non - cash adjustment that represented the change in fair value arising from the common stock of Unity held by the Group . 9. Loss for the Reporting Period As a result of the foregoing, the loss of the Company decreased by RMB 520 . 0 million, or 56 . 2% , to RMB 405 . 7 million for the year ended December 31 , 2024 from RMB 925 . 7 million for the year ended December 31 , 2023 . 10. Cash Flows For the year ended December 31 , 2024 , net cash outflows used in operating activities of the Group amounted to RMB 111 . 4 million, as compared to that of RMB 726 . 1 million for the year ended December 31 , 2023 , the decrease was mainly due to the intellectual property income and option payment from Takeda of RMB 712 . 9 million . For the year ended December 31 , 2024 , net cash outflows used in investing activities of the Group amounted to RMB 362 . 0 million, which mainly consisted of (i) the net increase in property, plant and equipment and other intangible assets of RMB 24 . 3 million ; and (ii) payment of contingent consideration in relation to our acquisition of Healthquest Pharma in December 2016 of RMB 9 . 5 million and the increase in time deposits with original maturity of more than three months to RMB 312 . 2 million . For the year end December 31 , 2023 , net cash inflows from investing activities of the Group amounted to RMB 21 . 9 million, which mainly consisted of the time deposits with original maturity of more than three months of RMB 98 . 8 million . For the year ended December 31 , 2024 , net cash inflows from financing activities of the Group amounted to RMB 314 . 8 million, which mainly consisted of (i) net proceeds of RMB 533 . 9 million from the issuance of shares through 2024 Share Subscription of Takeda ; and (ii) interest paid which amounted to RMB 60 . 6 million . For the year ended December 31 , 2023 , net cash inflows from financing activities amounted to RMB 368 . 8 million, which mainly consisted of net proceeds of RMB 470 . 1 million from the issuance of shares through the 2023 Placing .

Ascentage Pharma Group International 34 Management Discussion and Analysis 11. Key Financial Ratios The following table sets forth the key financial ratios for the years indicated: As at December 31, 2023 2024 1.4 1.3 Current ratio (1) 1.4 1.3 Quick ratio (2) 1161.5% 154.2% Gearing ratio (3) Notes: (1) Current ratio is calculated using current assets divided by current liabilities as at the same date. (2) Quick ratio is calculated using current assets less inventories and divided by current liabilities as at the same date. (3) Gearing ratio is calculated using interest - bearing borrowings less cash and cash equivalents divided by total equity and multiplied by 100% . The decrease was primarily attributable to (i) the decrease of bank borrowings from RMB 1 , 795 . 6 million for the year ended December 31 , 2023 to RMB 1 , 668 . 5 million for the year ended December 31 , 2024 ; and (ii) the increase of total equity from RMB 60 . 4 million for the year ended December 31 , 2023 to RMB 264 . 2 million for the year ended December 31 , 2024 . 12. Significant Investments During the Reporting Period, there were no significant investments held by the Group . 13. Foreign Exchange Risk Our financial statements are expressed in RMB, but certain of our cash and bank balances, other receivables and other assets, other investments classified as financial assets measured at FVTPL and trade and other payables are denominated in foreign currencies, and are exposed to foreign currency risk . We currently do not have a foreign currency hedging policy . However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise . 14. Material Acquisitions and Disposals The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures for the year ended December 31 , 2024 .

ANNUAL REPORT 2024 35 Management Discussion and Analysis 15. Bank Loans and Other Borrowings As at December 31, 2024, we had bank loans of RMB1,638.3 million denominated in RMB and lease liabilities of RMB30.2 million. As at December 31, 2024, RMB522.3 million of the Group ’ s borrowings were at fixed interest rates. December 31, 2024 Effective interest RMB ’ 000 Maturity rate per annum (%) Current 290,000 2025 2.60 - 2.70 or Short - term borrowing 1 year LPR - 0.30 to 0.75 255,000 2025 2.80 – 4.55 Current portion of long term bank loans – unsecured 213,170 2025 1 year LPR - 0.15 Current portion of long term bank loans – unsecured to 0.65 or 1 year LPR+0.65 to 0.85 11,453 2025 5 year LPR - 0.85 Current portion of long - term bank loans – secured* 9,439 2025 4.00 – 4.35 Lease liabilities 779,062 Total – current 203,100 2026 – 2028 1 year LPR - Non - current Bank loans – unsecured 0.45 to 0.65 or 1 year LPR+0.70 to 0.85 77,250 2026 – 2027 2.80 – 4.50 Bank loans – unsecured 588,292 2026 – 2038 5 year LPR - 0.85 Bank loans – secured* 20,793 2026 – 2028 4.00 – 4.35 Lease liabilities 889,435 Total – non - current 1,668,497 Total Note: LPR represents the Loan Prime Rate. * The bank loans amounting to RMB 599 , 745 , 000 (December 31 , 2023 : RMB 602 , 794 , 000 ) were secured by the pledge of the Group ’ s buildings with a net carrying amount of approximately RMB 731 , 282 , 000 (December 31 , 2023 : buildings with a net carrying amount of approximately RMB 769 , 776 , 000 ) and right - of - use assets with a net carrying amount of approximately RMB 26 , 468 , 000 (December 31 , 2023 : RMB 27 , 598 , 000 ) as at December 31 , 2024 . Such loans were also guaranteed by two of the Group ’ s subsidiaries .

Ascentage Pharma Group International 36 Management Discussion and Analysis The unsecured bank loans amounting to RMB278,070,000 (2023: RMB377,620,000) were guaranteed by the Group ’ s subsidiaries as at December 31, 2024. The following table sets forth the maturity analysis of the Group ’ s interest - bearing bank and other borrowings: As at December 31, 2024 2023 RMB ’ 000 RMB ’ 000 Analysed into: 616,404 779,062 Within one year 428,783 242,473 In the second year 238,580 159,355 In the third to fifth years, inclusive 511,828 487,607 Beyond five years 1,795,595 1,668,497 Total 16. Charges on Group Assets As at December 31 , 2024 , the Group had pledged the Group ’ s right - of - use assets with a carrying amount of approximately RMB 26 . 5 million, the buildings with a carrying amount of approximately RMB 731 . 3 million . 17. Contingent Liabilities As at December 31 , 2024 , the Group did not have any material contingent liabilities . 18. Liquidity and Financial Resources The Group adopts a conservative approach for cash management and investment on uncommitted funds . We place cash and cash equivalents (which are mostly held in U . S . dollars, Hong Kong dollars and RMB) in short time deposits with authorized institutions in Hong Kong and China . As at December 31 , 2024 , the Group ’ s cash and bank balances increased to RMB 1 , 261 . 2 million from RMB 1 , 093 . 8 million as at December 31 , 2023 . As at December 31 , 2024 , the Group ’ s cash and bank balances were held mainly in U . S . dollars, Hong Kong dollars and RMB . As at December 31 , 2024 , the Group had not used any financial instruments for hedging purposes . As at December 31 , 2024 , the current assets of the Group were RMB 1 , 474 . 2 million, including cash and bank balances of RMB 1 , 261 . 2 million, inventory balances of RMB 6 . 6 million, trade receivable balances of RMB 83 . 1 million and prepayments, other receivables and other current assets of RMB 123 . 2 million . As at December 31 , 2024 , the current liabilities of the Group were RMB 1 , 166 . 6 million, including trade payables of RMB 92 . 0 million, other payables and accruals of RMB 258 . 1 million, borrowings of RMB 779 . 1 million and contract liabilities of RMB 37 . 5 million . As at December 31 , 2024 , the non - current liabilities of the Group were RMB 1 , 177 . 0 million, including long term borrowings of RMB 868 . 6 million, contract liabilities of RMB 248 . 5 million, long term payables, lease liabilities and deferred income of RMB 48 . 3 million and deferred tax liability of RMB 5 . 4 million .

ANNUAL REPORT 2024 37 Management Discussion and Analysis 19. Employees and Remuneration Policies The following table sets forth a breakdown of our employees as at December 31, 2024 by function: Function Number % Research and Development Commercial Administrative and others 407 93 67 71.8 16.4 11.8 Total 567 100 . 0 As at December 31 , 2024 , we had 567 full - time employees, including a total of 71 employees with M . D . or Ph . D . degrees . Of these, 407 are engaged in full - time research and development and laboratory operations and 160 are engaged in full - time general and administrative and commercial functions, and business development function . Our research and development personnel includes 70 employees with M . D . or Ph . D . degrees, and many of them have experience working in research institutions and hospitals and in the FDA drug approval process . Our senior management team has extensive experience and expertise in the biotechnology industry and has been contributive in driving the success of our business . As at December 31 , 2024 , we had 187 senior employees who have an average of 15 to 20 years of experience in relevant fields . We have also enjoyed more than 84 % retention rate of employee over the last two years, which facilitates the growth of our institutional knowledge base . We are actively recruiting talents globally by offering a collaborative work environment, competitive compensation, effective incentive plans, and the opportunity to work on cutting - edge science projects . Our employees ’ remuneration comprises salaries, bonuses, employee provident fund and social security contributions and other welfare payments . In accordance with applicable Chinese laws, we have made contributions to social security insurance funds (including pension plans, medical insurance, work - related injury insurance, unemployment insurance and maternity insurance) and housing funds for our PRC - based employees . For the years ended December 31 , 2023 and 2024 , employee benefit expense amounted to RMB 413 . 0 million and RMB 434 . 2 million, respectively . The Company has also adopted the Pre - IPO Share Option Scheme, the Post - IPO Share Option Scheme, the 2018 RSU Scheme, the 2021 RSU Scheme and the 2022 RSU Scheme . On September 2 , 2024 , an aggregate of 2 , 081 , 399 RSUs, representing 2 , 081 , 399 Shares, have been re - granted under the 2018 RSU Scheme to 513 selected persons (the “ 2018 Selected Persons ” ) of the 2018 RSU Scheme (the “ 2018 Re - grant ” ), who are employees of the Group . To the best of the Directors ’ knowledge, information and belief, having made all reasonable enquiries, all of the 2018 Selected Persons are third parties independent of the Company and are not connected persons of the Company, and none of them is a director, chief executive or substantial shareholder of the Company or any of its subsidiaries, or an associate (as defined under the Listing Rules) of any of them as at the date of the 2018 Re - grant .

Ascentage Pharma Group International 38 Management Discussion and Analysis On September 2 , 2024 , 1 , 174 , 955 RSUs, representing 1 , 174 , 955 Shares, have been re - granted under the 2022 RSU Scheme to 69 selected persons (the “ 2022 Selected Persons ” ) of the 2022 RSU Scheme (the “ 2022 Re - grant ” ), who are employees of the Group . To the best of the Directors ’ knowledge, information and belief, having made all reasonable enquiries, all of the 2022 Selected Persons are third parties independent of the Company and are not connected persons of the Company, and none of them is a director, chief executive or substantial shareholder of the Company or any of its subsidiaries, or an associate (as defined under the Listing Rules) of any of them as at the date of the 2022 Re - grant . For further details of the Pre - IPO Share Option Scheme and the Post - IPO Share Option Scheme, please refer to the section headed “ Statutory and General Information – D . Employee Incentive Schemes ” in Appendix IV to the Prospectus . For further details of the 2018 RSU Scheme and the grant of RSUs thereunder, please refer to the prospectus of the Company dated October 16 , 2019 and the relevant announcements of the Company dated February 2 , 2021 , May 29 , 2023 and October 24 , 2024 . For further details of the 2021 RSU Scheme and the grant of RSUs thereunder, please refer to the relevant announcements of the Company dated February 2 , 2021 , May 21 , 2021 , June 18 , 2021 , June 25 , 2021 , July 14 , 2021 , July 23 , 2021 and May 29 , 2023 as well as the circular of the Company dated August 31 , 2021 and the poll results announcement of the Company dated September 20 , 2021 . For further details of the 2022 RSU Scheme and the grant of RSUs thereunder, please refer to the relevant announcements of the Company dated June 23 , 2022 , July 14 , 2022 , May 8 , 2023 , May 29 , 2023 and October 24 , 2024 . FUTURE AND OUTLOOK Our mission is to become a leading global, fully integrated biopharmaceutical company engaged in discovering, developing and commercializing both first - and best - in - class therapies to address global unmet medical needs primarily in hematological malignancies . To fulfill this mission, we plan to focus on the following strategies to grow into : • Complete ongoing registrational trials to pursue FDA and other international approval of olverembatinib . Olverembatinib is already approved in China for three CML indications, all of which have been reimbursable under China ’ s NRDL since the beginning of 2025 . Based on the previous clinical results and real - world patient data in China, where it is approved, we believe olverembatinib has global potential . We are currently enrolling the FDA - regulated POLARIS - 2 trial of olverembatinib as a monotherapy for patients with CML - CP, both with and without T 315 I mutations . We plan to submit an NDA to the FDA after completion of POLARIS - 2 trial and plan to pursue approvals in other key geographies . A core part of our strategy is selecting indications and geographies, and designing our clinical development plans, in a way that would allow us to gain significant market share of the global CML market, which was around US $ 12 . 3 billion in 2023 and is expected to grow to US $ 14 . 6 billion by 2035 , according to the F&S Report . Following olverembatinib ’ s success in CML, we plan to advance and complete registrational Phase 3 trials, POLARIS - 1 and POLARIS - 3 , for the treatment of frontline Ph+ ALL and SDH – deficient GIST, respectively . We plan to submit an NDA to the CDE for POLARIS - 1 after the completion of the trial . If approved, we expect olverembatinib will be the first third - generation TKI for the frontline treatment of Ph+ ALL in China .

ANNUAL REPORT 2024 39 Management Discussion and Analysis • Launch in China in 2025 , if approved, and pursue regulatory approval of lisaftoclax in multiple countries . In November 2024 , we announced that our NDA for lisaftoclax for the treatment of patients with r/ r CLL/SLL was accepted with Priority Review designation by the CDE . According to the F&S Report, this NDA is the second NDA filed in the world for a Bcl - 2 inhibitor and the first in China for a Bcl - 2 inhibitor for the treatment of patients with CLL/SLL that are resistant or intolerant to BTK inhibitors . If approved, we plan to launch in China in 2025 and pursue regulatory approvals in multiple countries . We also plan to advance and complete the FDA - regulated GLORA trial of lisaftoclax in combination with BTK inhibitors for CLL/SLL and the GLORA - 2 trial of lisaftoclax in combination with acalabrutinib in frontline CLL/SLL with plans to submit NDAs and pursue approvals in other key geographies . A core part of our strategy is selecting indications and geographies, and designing our clinical development plans, in a way that would allow us to gain significant market share in the global CLL/SLL market, which was around US $ 9 . 4 billion in 2023 and is expected to grow to US $ 38 . 2 billion by 2035 , according to the F&S Report . • Progress other clinical stage assets . We plan to continue our efforts in developing our other clinical stage pipeline candidates as monotherapies and combination therapies in other hematological malignancies and solid tumors, including APG - 2449 , APG - 115 and APG - 1252 . Our fully - integrated capabilities can facilitate advancing clinical progress of our pipeline candidates . • Continue building our operations strategically for global markets . We are a commercial stage biopharmaceutical company with a global footprint . We have integrated capabilities from discovery, clinical development to manufacturing and commercialization . We have established operations in China, the United States, Australia and Europe to conduct and/or support discovery, preclinical studies and clinical trials . We adopt a global clinical development strategy and leverage our CMC and manufacturing to comply with the requirements applicable to clinical trials in accordance with the requirements of the FDA, the NMPA, the EMA, and other comparable regulatory authorities . We have established a fully functional commercialization team with a feasible infrastructure . We plan to continue building our team strategically to support our future development . • Opportunistically pursue strategic partnerships and collaborations to maximize the potential of our portfolio . Leveraging our strong presence in apoptosis targeting therapies, deep relationships with global key opinion leaders and extensive collaboration with leading bio - technology and pharmaceutical companies and research institutions, we are well positioned to evolve as the partner of choice to provide complementary value to those with the ambition in building and expanding portfolio advantages . We will strategically evaluate potential collaborations with global partners to maximize the value of our portfolio and provide sustainable support to our pipeline development . These initiatives would not only optimize our pipeline but also provide sustainable revenue streams to fund our portfolio development .

Ascentage Pharma Group International 40 Management Discussion and Analysis EVENTS AFTER THE REPORTING PERIOD Appointment of Independent Non - Executive Director Marc E . Lippman, MD has been appointed as an additional independent non - executive Director of the Company with effect from January 2 , 2025 . Completion of the U.S. Initial Public Offering On January 24 , 2025 (Hong Kong time), the Company issued 7 , 325 , 000 ADSs ( “ Firm ADS ” ) (representing 29 , 300 , 000 Underlying Shares) on NASDAQ at the offer price of US $ 17 . 25 per ADS (equivalent to approximately HK $ 33 . 57 per Underlying Share based on the Representation Ratio) . Each ADS represents 4 newly issued Ordinary Shares as Underlying Shares . The closing under the Underwriting Agreement of the Firm ADSs took place on January 28 , 2025 (U . S . Eastern time) . The gross proceeds raised in respect of the Firm ADSs under the Offering were approximately US $ 126 . 4 million (equivalent to approximately HK $ 983 . 6 million) . The net proceeds in respect of the Firm ADSs under the Offering were approximately US $ 112 . 9 million (equivalent to approximately HK $ 878 . 8 million) after deduction of the underwriting fee and the estimated expenses of approximately US $ 13 . 5 million (equivalent to approximately HK $ 104 . 8 million) . The Underwriters partially exercised the Over - allotment Option, involving a total of 935 , 144 ADSs ( “ Option ADSs ” ) (representing 3 , 740 , 576 Underlying Shares) at the offer price of US $ 17 . 25 per ADS (equivalent to approximately HK $ 33 . 57 per Underlying Share based on the Representation Ratio) . The Closing in respect of the Over - allotment Option took place on February 13 , 2025 (U . S . Eastern time) . The gross proceeds raised in respect of the Option ADSs under the Offering were approximately US $ 16 . 13 million (equivalent to approximately HK $ 125 . 6 million) . The net proceeds in respect of the Option ADSs under the Offering were approximately US $ 15 . 0 million (equivalent to approximately HK $ 116 . 8 million) after deduction of the underwriting fee and the estimated expenses of approximately US $ 1 . 1 million (equivalent to approximately HK $ 8 . 8 million) . Therefore, the Company has issued a total of 8 , 260 , 144 ADSs (representing 33 , 040 , 576 Underlying Shares) . After the issuance, the total number of the Company ’ s shares increased from 315 , 226 , 005 Shares to 348 , 266 , 581 Shares . The aggregate gross proceeds raised under the Offering were approximately US $ 142 . 5 million (equivalent to approximately HK $ 1 , 106 . 8 million) . The net proceeds under the Offering were approximately US $ 132 . 5 million (equivalent to approximately HK $ 1 , 029 . 3 million) after deduction of the underwriting fee of approximately US $ 10 . 0 million (equivalent to approximately HK $ 77 . 5 million) . For details, please refer to the announcements issued by the Company on December 29 , 2024 , January 21 , 2025 , January 24 , 2025 , February 2 , 2025 , and February 13 , 2025 . Change of company secretary and authorised representative Ms . Chan Charmayne replaced Mr . Wong Cheung Ki Johnny as the company secretary of the Company, an authorised representative under Rule 3 . 05 of the Listing Rules, an authorized representative for accepting service of process and notice on behalf of the Company under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and the person authorised to accept service of process and notices on the Company ’ s behalf in Hong Kong under Rule 19 . 05 (2) of the Listing Rules, all with effect from 25 February 2025 .

ANNUAL REPORT 2024 41 Directors and Senior Management DIRECTORS Executive Director Yang Dajun ( ὺབྷ׺ ) , M . D . , Ph . D . , aged 62 , is the co - founder of our Group , Chairman of the Board and chief executive officer of our Company . Dr . Yang was appointed as the executive Director on November 17 , 2017 . For positions with other members of our Group , Dr . Yang is also a director of each of Ascentage Pharma HK , Ascentage Jiangsu , Ascentage International , Ascentage Suzhou , Ascentage Shanghai , Ascentage Australia and Ascentage US . Dr . Yang is the spouse of Dr . Zhai , our chief medical officer and a member of our senior management . Prior to founding the Group in 2009 , Dr . Yang has worked in the following companies and/or institutions : • Dr. Yang co - founded Ascenta Therapeutics, Inc., where he was a senior vice president of research and preclinical development between 2004 and 2008. Ascenta Therapeutics, Inc. was dissolved in January 2017. • Dr. Yang served as a part - time professor and supervisor of doctoral students at Cancer Center at Sun Yat - sen University from September 2003 to September 2006. • Dr. Yang served as an associate professor of biochemistry and molecular biology, an associate professor of oncology and senior investigator at the Lombardi Cancer Center at Georgetown University from 1995 to 2001. Dr . Yang has published more than 70 articles including peer - reviewed articles and is an inventor of 22 issued U . S . patents . He was a co - founder of two national magazines in China, namely “ Chinese Medical Students ” and “ Family Doctors ” . Nowadays “ Family Doctors ” has a monthly publication volume of over one million and it has the mission to promote both healthcare and a healthy lifestyle in China . Dr . Yang obtained his Bachelor ’ s degree in medicine and Master ’ s degree in Oncology from Sun Yat - sen University of Medical Sciences ( ѝኡ䟛、བྷᆨ ) (now renamed as the Sun Yat - sen University ( ѝኡབྷᆨ )) in July 1983 and June 1986 respectively , and he received a Ph . D . degree in Genetics from Michigan State University in the United States in June 1992 .

Directors and Senior Management

Non-executive Directors

Wang Shaomeng (王少萌), Ph.D., aged 61, was appointed as our Director on November 17, 2017 and was re-designated as non-executive Director on August 15, 2018. For positions with other members of the Group, Dr. Wang is the director of Ascentage International. Dr. Wang is the co-founder of Ascentage Pharma HK and has been appointed as its chairman of scientific advisory board since 2010.

Dr. Wang served as an assistant professor from 1996 to 2000 and as associate professor from 2000 to 2001 at the Georgetown University Medical Center. Dr. Wang joined the University of Michigan in July 2001 as a tenured faculty and is currently a Warner-Lambert/Parke Davis Professor in Medicine at the University of Michigan, Ann Arbor, where he also serves as director of the Michigan Center for Therapeutic Innovation. Dr. Wang served as the editor-in-chief for the Journal of Medicinal Chemistry, American Chemical Society from 2011 to 2020.

Dr. Wang obtained his Bachelor's degree in Chemistry from Peking University (北京大學) in July 1986. He received his Ph.D. degree in Chemistry from Case Western Reserve University in the United States in January 1993.

Lu Simon Dazhong (呂大忠), Ph.D., aged 56, was appointed as our Director on July 6, 2018 and was re-designated as non-executive Director on August 15, 2018. Dr.Lu is a member of the Audit Committee.

Dr. Lu has more than 24 years of experience in the investment and consulting business. Between 1999 and 2002, Dr. Lu worked in a number of financial institutions, including China International Capital Corporation Limited (中國國際金融股份有限公司), an investment bank based in the PRC. From September 2002 to December 2007, Dr. Lu served as the investment manager and partner of Shanghai Newmargin Ventures (上海聯創投資管理公司), a venture capital management company based in the PRC. Between 2008 and 2009, Dr. Lu worked at CEL Partners, a private equity firm that focuses on buy-outs, acquisitions and mergers. Since August 2009, Dr. Lu served as the managing director and partner of SDIC Fund Management Company Ltd., a PRC-based private equity fund manager.

Dr. Lu graduated with a Bachelor's degree in Economics from Nankai University (南開大學) in June 1991. He received his Master's degree in Business Administration from McGill University in Canada in June 1999, and Ph.D. in Economics from Nankai University in June 2010.

Dr. Lu has been a director of a number of companies engaged in the pharmaceutical sector. Dr. Lu was a director of Innovent between 2016 and 2018 prior to its listing on the Stock Exchange. Since September 2018 to April 2024, Dr. Lu was a director of BrightGene Bio-Medical (Suzhou) Co., Ltd. (博瑞生物醫藥(蘇州)股份有限公司) (a company which shares are listed on the Shanghai Stock Exchange, stock code: 688166). As at the date of this Annual Report, he served as a director of Dizal (Jiangsu) Pharma Co., Ltd. (迪哲(江蘇)醫藥有限公司) whose pipeline targets include NSCLC (non-small-cell lung carcinoma), autoimmune disease, solid and liquid tumours, solid tumour, CKD (chronic kidney disease) and infectious diseases of the respiratory tract (呼吸道感染).

42 Ascentage Pharma Group International

ANNUAL REPORT 2024 43 Directors and Senior Management Independent non - executive Directors Ye Changqing ( 㩹䮧䶂 ) , aged 54 , was appointed as an independent non - executive Director on June 13 , 2019 . He is primarily responsible for supervising and providing independent judgement to our Board . Mr . Ye is the chairman of the Audit Committee and a member of the Remuneration Committee . Mr . Ye has over 30 years of experience in professional accounting , financial advisory and investment . From April 1993 to January 2011 , Mr . Ye worked at the China office of PricewaterhouseCoopers , with his last position as the partner and service line leader of the firm ’ s advisory services and transaction services . From February 2011 to December 2015 , Mr . Ye served as the managing director , chief financial officer and a member of the investment committee at CITIC Private Equity Funds ( ѝؑ⭒ᾝส䠁 ) ( a PRC - based private equity fund) . Since May 2016 , Mr . Ye has been an independent non - executive director of Baozun Inc . , a company listed on NASDAQ (stock code : BZUN ) (the holding company of a PRC - based provider of e - commerce business solutions ) and subsequently the company also listed on the Stock Exchange (stock code : 9991 ) on September 29 , 2020 . Since October 2018 , Mr . Ye has been an independent director of Niu Technologies , a company listed on NASDAQ (stock code : NIU ) (the holding company of a PRC - based manufacturer of e - scooter) . Since June 2019 , Mr . Ye has been an independent non - executive director of Jinxin Fertility Group Limited , a company listed on the Stock Exchange (stock code : 1951 ) . Since September 2019 , Mr . Ye has also been an independent non - executive director of Hygeia Healthcare Holdings Co . , Limited , a company listed on the Stock Exchange (stock code : 6078 ) . Mr . Ye was an independent non - executive director of Luzhou Bank Co . , Ltd . (formerly known as Luzhou City Commercial Bank Co . , Ltd . ), a company listed on the Stock Exchange (stock code : 1983 ) from December 2018 to September 2022 . Mr . Ye was an independent director of VNET Group, Inc . , a company listed on NASDAQ (stock code : VNET) from August 2022 to October 2024 and NWTN Inc . , a company listed on NASDAQ (stock code : NWTN) from November 2022 to December 2024 , respectively . Mr . Ye obtained a Bachelor ’ s degree in Journalism from Huazhong University of Science and Technology ( 㨟ѝ⨶ᐕབྷ ᆨ ) (now renamed as 㨟ѝ、ᢰབྷᆨ ) in July 1992 , and a Master ’ s degree in Business Administration from the University of Warwick in the United Kingdom in November 1999 . Mr . Ye has been a Certified Public Accountant of the PRC since December 1994 . Mr . Ye is our Director with appropriate professional accounting or related financial management expertise for the purpose of Rule 3 . 10 (2) of the Listing Rules through his experiences listed above . Yin Zheng ( ቩ↓ ), Ph . D . , aged 53 , was appointed as an independent non - executive Director on June 13 , 2019 . He is primarily responsible for supervising and providing independent judgement to our Board . Dr . Yin has resigned as an independent non - executive Director , the chairman of the Remuneration Committee and a member of the Audit Committee with effect from June 7 , 2024 Dr . Yin worked as research scientist at S*Bio Pte Ltd from September 2000 to April 2004 . He then worked as principal scientist at Novartis Institute for Tropical Diseases Pte Ltd until December 2008 . Dr . Yin served as a vice dean of school of pharmacy from July 2009 to November 2011 , and dean of school of pharmacy from November 2011 to April 2015 at Nankai University . He also served as a professor at Tsinghua University . Dr . Yin joined SDIC Fund Management Co . , Ltd . as executive director and then managing director responsible for pharma/biotech sector between August 2016 and July 2018 . Since August 2018 , he has been serving as the executive director and manager of Sany Innova (Beijing ) Investment Management Co . , Ltd ( йаࢥᯠ ( ेӜ ) ᣅ䋷㇑⨶ᴹ䲀ޜਨ ) . Dr . Yin obtained a Bachelor ’ s degree and Master ’ s degree in Science from Nankai University ( ই䮻བྷᆨ ) in July 1994 and July 1997 respectively . He obtained his Doctoral degree in Chemistry from National University of Singapore in August 2001 .

Ascentage Pharma Group International 44 Directors and Senior Management Ren Wei ( ԫ⛪ ) , aged 44 , was appointed as an independent non - executive Director on June 13 , 2019 . He is primarily responsible for supervising and providing independent judgement to our Board . Mr . Ren is the chairman of the Remuneration Committee and a member of the Nomination Committee . Mr . Ren has over 18 years of legal experience covering onshore and offshore securities issues, PRC - related mergers & acquisitions and foreign investment . He has been a lawyer in Jingtian & Gongcheng since July 2003 and has become a partner since January 2009 . Mr . Ren obtained a Bachelor ’ s degree in Law and a Bachelor ’ s degree in Economics both from the Peking University ( ेӜབྷᆨ ) in July 2003 . He has been qualified to practice law in the PRC since 2008 . Dr . David Sidransky, M . D . , aged 64 , was appointed as an independent non - executive Director on March 31 , 2021 . Dr . Sidransky is the chairman of the Nomination Committee . Dr . Sidransky currently serves as the director of the Head and Neck Cancer Research Division, professor in otolaryngology – head and neck surgery, professor in cellular and molecular medicine, and professor in urology and genetics of The Johns Hopkins University . Dr . Sidransky also currently serves as professor in oncology at the Johns Hopkins Oncology Center . From 1984 to 1988 , Dr . Sidransky attended the Baylor College of Medicine in the U . S . and earned his MD degree and then continued as an intern and resident in internal medicine, and chief resident in internal medicine until June 1988 . Dr . Sidransky completed a fellowship in Oncology at The Johns Hopkins University and Hospital from July 1988 to June 1992 and was then appointed as faculty in July 1992 . Dr . Sidransky graduated with a Bachelor of Science degree in Chemistry from the Brandeis University in the U . S . in June 1981 . Dr . Sidransky is a current member of the American Association of Cancer Research ( “ AACR ” ) and the American Society of Clinical Oncology . He was a member of certain working groups under the National Cancer Institute, including the Development Diagnostics Working Group and the Cancer Prevention and Control Working Group . Dr . Sidransky has also received certifications from the American Board of Internal Medicine and the American Board of Medical Oncology . In addition, Dr . Sidransky currently sits on the National Board of Scientific Advisors of the National Cancer Institute . He was a founder of Champions Oncology, Inc . (NASDAQ : CSBR) and currently Lead Board Director . He is on the Board of Directors of Galmed Pharmaceuticals Ltd . (NASDAQ : GLMD) and the Chairman of Ayala Pharmaceuticals, Inc . (NASDAQ : AYLA) . He is also Chairman of the MAB of the Flight Attendants Medical Research Foundation and the Adenocystic Carcinoma Research . Dr . Sidransky has received numerous honors, such as the Israel Cancer Research Fund Osserman Award, the AACR - Richard and Hinda Rosenthal Foundation Award, the Toby Comet Award Bar Ilan University and the AACR Team Award Theme Circulating DNA and elected as a fellow of the AACR in 2025 . As of the date of this annual report, he is the author of over 600 articles published in professional journals, the author of 45 book chapters, reviews and commentaries, and the inventor of 28 patents .

ANNUAL REPORT 2024 45 Directors and Senior Management Ms . Marina S . Bozilenko, aged 59 , was appointed as an independent non - executive Director on November 25 , 2024 . Ms . Bozilenko is a member of the Audit Committee . Ms . Bozilenko is currently the President, Chief Executive Officer & Director at Biothea Pharma, Inc . She is also an Independent Director at Talphera, Inc . (NASDAQ : TLPH) . In her former positions, Ms . Bozilenko served as Strategic Advisor of William Blair & Co . LLC from 2010 to 2021 , as Senior Managing Director at Bear, Stearns & Co . , Inc . from 2003 to 2008 , and as Managing Director at Banc of America Securities LLC from 2000 to 2003 . Additionally, Ms . Bozilenko held various positions at Vector Securities International, Inc from 1988 to 1999 , including Managing Director & Head of West Coast ; she was also Senior Managing Director at Prudential Vector Healthcare Group from 1999 to 2000 . Ms . Bozilenko was also a Principal at Kidd & Co . , a private equity firm, from 2008 to 2010 . Ms . Bozilenko served as a Director at Olema Pharmaceuticals, Inc . (NASDAQ : OLMA) from 2010 to 2020 and as a Director at SynAct Pharma AB (Nasdaq Stockholm : SYNACT) from 2021 to 2024 . Ms . Bozilenko completed her bachelor ’ s degree in biochemistry and master ’ s degree in social sciences at The University of Chicago in 1986 and 1987 , respectively . Dr . Debra Yu, aged 60 , was appointed as an independent non - executive Director on November 25 , 2024 . Dr . Yu is a member of the Remuneration Committee . Dr . Yu is currently the chief operating officer and partner at Panacea Venture . She also serves as a board member at MeiraGTx Holdings PLC (NASDAQ : MGTX) and an independent non - executive director of JW (Cayman) Therapeutics Co . Ltd, a company listed on The Stock Exchange of Hong Kong Limited (stock code : 2126 ) . She served as the president at LianBio from 2019 to 2022 , and initially also as the chief business officer from 2019 to 2021 and then as the chief strategy officer from 2021 to 2022 . She was the managing director and head of cross border healthcare investment banking at China Renaissance Securities (U . S . ) from 2016 to 2019 . Since 2009 , she is the managing director of Labrador Advisors, LLC, where she advised numerous cross - border partnerships and licensing transactions from 2009 to 2016 . Earlier, she was vice president, strategy at WuXi AppTec, Inc . from 2008 to 2009 , and a senior director and team leader at Pfizer, Inc . from 2004 to 2008 in the venture capital team and the Worldwide Business Development organization . She was a general partner of Delphi Ventures from 1995 to 1998 and the managing director of Bay City Capital from 1998 to 2001 . She held positions at McKinsey & Co . between 1992 and 1995 and at Morgan Stanley from 1987 to 1988 . She received a bachelor ’ s degree with high honors in molecular biology from Princeton University in 1986 and earned a medical degree from Harvard Medical School in 1992 . Marc E . Lippman, MD, aged 79 , was appointed as an independent non - executive Director on January 2 , 2025 . Dr . Lippman is a member of the Nomination Committee . Dr . Lippman is a professor of Oncology and Internal Medicine at Georgetown University . Previously, Dr . Lippman was named the Kathleen and Stanley Glaser Professor of Medicine at the University of Miami Leonard M . Miller School of Medicine, and was named Chairman of the Department of Medicine in May 2007 . Previously, Dr . Lippman was the John G . Searle Professor and Chair of Internal Medicine at the University of Michigan, Ann Arbor . Dr Lippman has served as Head of the Medical Breast Cancer Section, Medicine Branch, at the National Institutes of Health and was a Senior Investigator at the National Cancer Institute . Dr . Lippman received his bachelor ’ s degree in Chemistry from Cornell University, magna cum laude, in June 1964 and medical school degree at Yale Medical School in June 1968 . He completed his residency at the Osler Medical Service, John Hopkins Hospital and a Fellowship in Endocrinology at Yale Medical School . Dr . Lippman is widely known for his research in breast cancer . Throughout his career he has received numerous awards, including the First American Cancer Society Lectureship and Prize at the American Society of Clinical Oncology Meeting in Orlando, Florida in May 1993 ; the American Association for Cancer Research Rosenthal Award ; and the Brinker Award for Basic Science of the Komen Foundation . Dr . Lippman also owns several patents .

Ascentage Pharma Group International 46 Directors and Senior Management Dr . Lippman is a member of the Association of American Physicians, the American Society for Clinical Investigation, the American Society of Biological Chemists, the American Association for Cancer Research and the American Society of Clinical Oncology . Dr . Lippman previously served on the board of directors of Seagen Inc . , a public company which was acquired by Pfizer Inc . (NYSE : PFE) . He is currently on the board of directors of Radiance Biopharma, Inc . , a biotech start - up . As a researcher, Dr . Lippman has published over 500 peer - reviewed articles . In addition, he has authored many books and contributed many chapters based on his breast cancer research, including a textbook on breast disease . He has served on the editorial boards of numerous publications, including Breast Cancer Research and Treatment, for which he serves as editor - in - chief . He has previously been editor - in - chief of Endocrine - Related Cancer . SENIOR MANAGEMENT Yang Dajun ( ὺབྷ׺ ) , M . D . , Ph . D . , aged 62 , is the Chairman , chief executive officer and an executive Director . Please refer to “ Directors – Executive Director ” in this section for his biography . Zhai Yifan ( 㘏аᐶ ) , M . D . , Ph . D . , aged 62 , is our chief medical officer . Dr . Zhai joined our Group in July 2013 . For position with other members of the Group , Dr . Zhai is the founder and a director of Healthquest Pharma . Being the author of more than 27 academic papers , Dr . Zhai has over 26 years of experience in cancer research and new drug development since 1984 . Dr . Zhai was a postdoctoral fellow at the surgery branch , National Cancer Institute between 1993 and 1996 . She also served as a scientist at Human Genome Sciences Inc . , now GSK , between 1996 and 1999 ; senior research scientist at Bayer Pharmaceuticals Corp . between 1999 and 2001 ; director of the department of pharmacology at Exelixis Inc . between 2001 and 2003 ; President of HealthQuest Inc . between 2003 and 2005 ; and chief scientific officer at Oncomax Acquisition Corp . between 2005 and 2007 . Dr . Zhai served as executive director of Anaborex (Shanghai ) R & D Co . , Ltd . between 2007 and 2008 . She joined Celladon Corporation as chief scientific officer in 2007 until 2010 . She founded Healthquest Pharma in July 2012 and served as president and chief executive officer ( 俆ᑝว㹼ᇈ ) . Dr . Zhai was the president of Chinese Biopharmaceutical Association - USA ( 㖾഻㨟Ӫ⭏⢙䟛㰕、ᢰ ঄ᴳ ) from 2009 to 2010 . Dr . Zhai obtained her Medicine degree (M . D . ) from Sun Yat - sen University of Medical Sciences ( ѝኡ䟛、བྷᆨ ) (now renamed as the Sun Yat - sen University ( ѝኡབྷᆨ )) in July 1984 , and received her Ph . D . degree in Pharmacology and Toxicology from Michigan State University in the United States in August 1993 . Dr . Zhai is the spouse of Dr . Yang who is our chairman of the Board and chief executive officer . Raymond Jeffrey Kmetz , aged 67 , has been the chief business officer since February 1 , 2019 . Mr . Kmetz has more than 19 years of experience in management of the formulation and execution of drug commercialization strategies . From February 2001 to August 2007 , he was associate director of oncology marketing at Berlex Laboratories Inc . , which provides medicine to patients and healthcare providers . Mr . Kmetz joined Bayer Corporation (a multinational pharmaceutical and life science company) in August 2007 , initially as director of global strategic marketing and later as hematology franchise head until December 2010 . From 2010 to 2012 , he was the director of marketing at Alexion Pharmaceuticals, Inc . , which is an ultra - orphan/rare disease biotech company listed on NASDAQ (stock code : ALXN) . Mr . Kmetz joined Pharmacyclics LLC . , a biopharmaceutical company focusing on development of cancer therapies, as senior director in marketing from July 2012 and later as head of commercial development (vice president) until March 2018 . From April 2018 to October 2018 , he was a chief business officer in Pulse Biosciences Inc . , a clinical stage medical device company listed on NASDAQ (stock code : PLSE), responsible for developing business strategies for clinical and commercial development for immune oncology technology .

ANNUAL REPORT 2024 47 Directors and Senior Management Mr . Kmetz obtained a Bachelor ’ s degree in Science, Biology from Virginia Tech in the United States in June 1980 . He also received a Marketing Certificate from Anderson School of Business at the University of California, Los Angeles in the United States in September 2003 . Thomas Joseph Knapp , aged 72 , is the senior vice president, general counsel . Mr . Knapp joined our Group in September 2018 serving as senior vice president in legal affairs and was promoted to senior vice president, general counsel of our Group in March 2019 . Mr . Knapp has more than 40 years of experience in the legal, regulatory and compliance fields, with particular focus in pharmaceutical and biotech companies . He was appointed as the assistant attorney general of State of Illinois, Chicago in September 1978 and later served in various legal positions, including as labor counsel of The Burlington Northern & Santa Fe Railway Co . From May 1996 to June 1998 and November 1999 to March 2002 , he was of counsel at Paul Hastings LLP while acting as the assistant general counsel of The Boeing Company between June 1998 and October 1999 . From March 2003 to May 2008 , he was vice president, general counsel and corporate secretary at Northwestern Corporation, a publicly - owned utility company in the United States which is listed on the New York Stock Exchange (stock code : NWE) . From August 2009 to February 2010 , he was of counsel at Exemplar Law Partners, LLC, advising clients on renewable energy, financing funding and various issues . From February 2010 to May 2015 , he was executive vice president, chief legal officer and corporate secretary of Sucampo Pharmaceuticals, Inc . , a global biopharmaceutical company . From June 2015 to January 2018 , he was the interim general counsel and corporate secretary at Galena Biopharma, Inc . , a biopharmaceutical company previously listed on NASDAQ with development stage targeted oncology therapeutics . From January 2018 to February 2019 , after the merger of Galena Biopharma, Inc . and SELLAS Life Sciences Group, he became consultant at SELLAS Life Sciences Group, Inc . which is a listed company on NASDAQ (stock code : SLS) . He also has been a legal consultant providing outside general counsel services to various pharmaceutical, biotech and IT companies from January 2018 to September 2018 , and was a member of the board of directors and the audit, compensation and nominating committees of Osiris Therapeutics, Inc . , a company listed on NASDAQ (stock code : OSIR) from February 2017 to April 2019 . Mr . Knapp obtained a Bachelor ’ s degree in Political Science/Business from the University of Illinois - Urbana in the United States in May 1974 . He also received a Juris Doctor degree from the Loyola University of Law in the United States in June 1977 . He is licensed to practice law in the District of Columbia of the United States and U . S . Supreme Court since 1980 and 1987 , respectively . He was also a mediation panelist of the American Bar Association from 2015 to 2018 . COMPANY SECRETARY Wong Cheung Ki Johnny ( ⦻ㄐᰇ ) , was appointed as the company secretary of our Company on July 30 , 2018 and is responsible for our company secretarial affairs . Mr . Wong resigned as the company secretary of our Company with effect from February 25 , 2025 . Mr . Wong has more than 14 years of experience in the area of accounting and financial management . Currently , Mr . Wong is the sole proprietor of Jovial Wings CPA Company . From April 2016 to Feb 2025 , Mr . Wong was a company secretary of China MeiDong Auto Holdings Limited (stock code : 1268 ), which is listed on the Main Board of the Stock Exchange . From January 2020 to May 2021 , he was a joint company secretary of China Hongguang Holdings Limited (stock code : 8646 ), a company listed on the GEM of the Stock Exchange . From April 2016 to June 2022 , he was a company secretary of Zheng Li Holdings Limited (now known as Zhongshi Minan Holdings Limited) (stock code : 8283 ), a company listed on GEM of the Stock Exchange .

Ascentage Pharma Group International 48 Directors and Senior Management Mr . Wong received a Bachelor ’ s degree in Business Administration in Accounting from the Hong Kong University of Science and Technology in November 2005 . He also obtained a Master ’ s degree in Corporate Governance from the Hong Kong Polytechnic University in September 2016 . Mr . Wong is currently a certified public accountant, a fellow of the Hong Kong Institute of Certified Public Accountants, and a fellow of The Hong Kong Chartered Governance Institute (the “ HKCGI ” , formerly known as “ The Hong Kong Institute of Chartered Secretaries ” ) and The Chartered Governance Institute (the “ CGI ” , formerly known as “ The Institute of Chartered Secretaries and Administrators ” ) . Ms . Chan Charmayne was appointed as the company secretary of our Company with effect from February 25 , 2025 and is responsible for our company secretarial affairs . She has worked for Acclime Corporate Services Limited, a corporate services provider, since September 2018 and was appointed as its director in July 2019 . She has over 17 years of experience in company secretarial field . She had served in a law firm and listed companies and had extensive experience in performing full range of company secretarial duties of listed companies (Main and GEM boards of the Stock Exchange) and private companies of major jurisdictions . She is currently the Company Secretary of PuraPharm Corporation Limited (stock code : 1498 ), Fineland Living Services Group Limited (stock code : 9978 ), Bright Future Technology Holdings Limited (stock code : 1351 ), China MeiDong Auto Holdings Limited (stock code : 1268 ) and Xinyuan Property Management Service (Cayman) Limited (stock code : 1895 ) and a joint company secretary for each of Redsun Services Group Limited (stock code : 1971 ), Redsun Properties Group Limited (stock code : 1996 ) and Wise Living Technology Co . , Ltd (stock code : 2481 ) . Ms . Chan has been a Chartered Governance Professional awarded by CGI and HKCGI since March 2019 and an associate member of the HKCGI since January 2014 and an elected associate of the CGI since January 2014 . She obtained a master ’ s degree in corporate governance from the Hong Kong Polytechnic University in Hong Kong in October 2013 and a bachelor ’ s degree in business administration and management from the University of Huddersfield in the United Kingdom through distance education in November 2007 . Ms . Chan meets the qualification requirements for company secretary under Rule 3 . 28 of the Listing Rules .

ANNUAL REPORT 2024 49 Report of the Directors The Directors present their report and the audited consolidated financial statements for the Reporting Period . PRINCIPAL ACTIVITIES The Company is an exempted company incorporated in the Cayman Islands with limited liability on November 17 , 2017 . The Group is a global, integrated biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies . Particulars of the Company ’ s principal subsidiaries as at December 31 , 2024 are set out in Note 1 to the consolidated financial statements . BUSINESS REVIEW A fair review of the business of the Group, the outlook of future development of the business of the Group as well as a discussion and analysis of the Group ’ s performance during the Reporting Period and the material factors underlying its financial performance and financial position as required by section 388 (2) and Schedule 5 to the Companies Ordinance (Chapter 622 of The Laws of Hong Kong) can be found in the section headed “ Management Discussion and Analysis ” of this annual report . The financial risk management objectives and policies of the Group are set out in Note 44 to the consolidated financial statements . The Group understands the importance of maintaining a good relationship with its employees, customers and suppliers to meet its immediate and long - term business goals . During the Reporting Period, there was no material and significant dispute between the Group and its employees, customers and suppliers . RESULTS AND DIVIDEND Details of the consolidated loss of the Group for the Reporting Period and the Group ’ s financial position as at December 31 , 2024 are set out in the consolidated financial statements . No dividend was paid or declared by the Company or other members of the Group during the years ended December 31 , 2023 and 2024 . The Board does not recommend payment of a dividend for the year ended December 31 , 2024 . ENVIRONMENTAL POLICIES AND PERFORMANCE The Group is committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment and giving back to the community and achieving sustainable growth . The Group endeavours to comply with the relevant laws and regulations regarding environmental protection and adopt effective measures to achieve efficient use of resources, waste reduction and energy saving . In accordance with Rule 13 . 91 and the Environmental, Social and Governance Reporting Guide contained in Appendix C 2 of the Listing Rules applicable to the financial year ended December 31 , 2024 , the Company ’ s environmental, social and governance report will be available on our website and the website of the Stock Exchange at the same time as the publication of this annual report .

Ascentage Pharma Group International 50 Report of the Directors PRINCIPAL RISKS AND UNCERTAINTIES The following list is a summary of certain principal risks and uncertainties faced by the Group, some of which are beyond its control: Risks Related to our Financial Position and Need for Additional Capital – We have incurred significant net losses in the Reporting Period and as we intend to continue to invest substantially in our business, we may not be able to achieve or sustain profitability in the future despite the commercialization of olverembatinib in China . – We will need to obtain additional financing to fund our operations, and if we are unable to obtain such financing, we may be unable to complete the development and commercialization of our drug candidates, including olverembatinib . – Raising additional capital may cause dilution to our Shareholders, restrict our operations or require us to relinquish rights to our technologies or drug candidates, including olverembatinib . – Our credit facility may not be available to us at all or on the same terms as it has in the past. – We have a limited history of generating revenues on which to evaluate our potential for future success and as a result it is difficult to evaluate our current business and predict our future performance . Risks Related to Clinical Development of our Drug Candidates – Outside of China, we have not obtained any marketing authorization for any of our drug candidates . We depend substantially on the success of olverembatinib and our other drug candidates, several of which are in clinical development . Clinical trials of our drug candidates may not be successful . – If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected . – If clinical trials of our drug candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA, NMPA, EMA or other comparable regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates . – Clinical drug development involves a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results . – Many of our drug candidates are being tested or used by patients who are critically ill, who may be unfit for certain medical interventions or for whom there are no other treatments or options, which can result in heightened risk of adverse events, including death . – Interim, initial, top - line and preliminary data from our clinical trials that we announce or publish from time to time may materially change as more patient data become available and are subject to audit and verification procedures . We may also selectively report data to explore certain trends that are interesting, but you may not agree with our assessment as to what might be material or appropriate . – We may not be successful in our efforts to identify or discover additional drug candidates . Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain drug candidates ; these decisions may prove to be wrong and may adversely affect our business . – If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected .

ANNUAL REPORT 2024 51 Report of the Directors Risks Related to Obtaining Regulatory Approval for our Drug Candidates – The regulatory approval processes of the FDA, NMPA, EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed . – The FDA, NMPA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction . – If we are unable to obtain NMPA approval for our drug candidates to be eligible for an expedited registration pathway as Category 1 drug candidates, the time and cost we incur to obtain regulatory approvals may increase . Even if we receive such Category 1 designation, it may not lead to a faster development, review or approval process . – Our drug candidates may cause undesirable adverse events or have other properties that could interrupt, delay or halt clinical trials, delay or prevent regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval . – Even if we receive regulatory approval for our drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drug candidates . Risks Related to Commercialization of our Drug Candidates – We are substantially dependent on the commercial success of olverembatinib . If we are unable to maintain or increase sales of olverembatinib, our ability to generate revenue and our financial condition will be adversely affected . – If we are not able to obtain, or experience delays in obtaining, required regulatory approvals, we will not be able to commercialize our drug candidates, and our ability to generate revenue will be materially impaired . – Even if any of our drug candidates receives regulatory approval, they may fail to achieve the degree of market acceptance by physicians, patients, third - party payors and others in the medical community necessary for commercial success . – We manufacture and intend to continue to manufacture at least a portion of our drug candidates ourselves . Delays in completing and receiving regulatory approvals for our manufacturing facility could delay our development plans and thereby limit our revenues and growth . – Except for HQP 1351 which has already commenced commercialization, we may lack the necessary expertise, personnel and resources to successfully commercialize any of our other products that receive regulatory approval on our own or together with collaborators . – We face substantial competition, which may result in others discovering, developing or commercializing competing drugs before or more successfully than we do . – Even if we are able to commercialize any drug candidates, the drugs may become subject to unfavorable pricing regulations, third party reimbursement practices or healthcare reform initiatives, which could harm our business .

Ascentage Pharma Group International 52 Report of the Directors Risks Related to our Intellectual Property – If we are unable to protect our proprietary technology, or obtain and maintain patent protection for our product candidates, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be adversely affected . – We are dependent on licensed intellectual property . If we were to lose our rights to licensed intellectual property, we may not be able to continue developing or commercializing our product candidates, if approved . Risks Related to our Reliance on Third Parties – We rely on third parties to conduct our preclinical studies and clinical trials and we must work effectively with collaborators to develop our drug candidates . In many cases, our drug candidates, including olverembatinib, are studied in third - party studies, including in investigator - initiated trials . If these third parties do not successfully carry out their contractual duties or meet expected deadlines or fail to design, execute and complete appropriate and timely studies of our drug candidates, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed . – We expect to rely on third parties to manufacture at least a portion of our drug candidate supplies, and we intend to rely on third parties for at least a portion of the manufacturing process of our drug candidates, if approved, and drugs . Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices . – We have entered into collaborations and may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements . Risks Related to our Industry, Business and Operations – Our future success depends on our ability to retain our key executives and scientists, and to attract, retain and motivate qualified personnel . – Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non - compliance with regulatory standards and requirements . – Any failure to comply with applicable regulations and industry standards or obtain various licenses and permits could harm our reputation and our business, results of operations and prospects . – If our manufacturing facilities are damaged or destroyed or production at such facilities is otherwise interrupted, our business and prospects would be negatively affected . – We have significantly increased our research, development, manufacturing, and commercial capabilities, and we may experience difficulties in managing our growth . – Any failure to comply with applicable regulations and industry standards or obtain or maintain various licenses and permits could harm our reputation and our business, results of operations and prospects .

ANNUAL REPORT 2024 53 Report of the Directors Risks Related to our Doing Business in the PRC – The pharmaceutical industry in the PRC is highly regulated and such regulations are subject to change which may affect approval and commercialization of our drugs and with future capital - raising activities . – Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies . – We may be restricted from transferring our scientific data abroad. – In the future, we may rely to some extent on dividends and other distributions on equity from our principal operating subsidiaries to fund offshore cash and financing requirements . – We and our Shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non - PRC company, or other assets attributable to a PRC establishment of a non - PRC company . – Restrictions on currency exchange may limit our ability to utilize our revenue effectively. – Collaborations with entities or educational institutions in the United States may be suspended or terminated . Trade - related tensions between the United States and China remain an important source of potential risk . The conclusion of the Economic and Trade Agreement between the two countries in January 2020 halted the cycle of escalatory import tariffs imposed by both countries and resulted in a reduction of certain tariffs on Chinese imports, but the United States continues to impose tariffs on Chinese imports . Trade tensions between China and the United States may intensify in the future, and such tensions may cause our collaborators to suspend or terminate their collaboration . Risks related to our ordinary shares and the ADSs – The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs and ordinary shares . – The trading prices of the ADSs are likely to be volatile, which could result in substantial losses to you. – We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future . If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected . COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS As far as the Board and management are aware, the Group has complied in all material aspects with the relevant laws and regulations that have a significant impact on the business and operation of the Group . During the year ended December 31 , 2024 , there was no material breach of, or non - compliance with, applicable laws and regulations by the Group . MAJOR CUSTOMERS AND SUPPLIERS Revenue attributable to the Group ’ s five largest customers and the largest customer accounted for 97 . 8 % and 69 . 2% , respectively, of the Group ’ s total revenue for the Reporting Period . Purchases attributable to the Group ’ s five largest suppliers and the largest supplier accounted for 12 . 35 % and 4 . 25% , respectively, of the Group ’ s total purchases for the Reporting Period .

Ascentage Pharma Group International 54 Report of the Directors None of the Directors or any of their close associates (as defined in the Listing Rules) or any Shareholders (whom, to the best knowledge and belief of the Directors, own more than 5 % of the Company ’ s total issued share capital) had a material interest in the Group ’ s five largest customers or suppliers during the Reporting Period . PRE - EMPTIVE RIGHTS There are no provisions for pre - emptive rights under the Articles of Association or the laws of the Cayman Islands which would oblige the Company to offer new Shares on a pro - rata basis to the existing Shareholders . TAX RELIEF AND EXEMPTION The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of the Company ’ s securities . SUBSIDIARIES Particulars of the Company ’ s subsidiaries are set out in Note 1 to the consolidated financial statements in this annual report . PROPERTY, PLANT AND EQUIPMENT Details of movements in the property, plant and equipment of the Company and the Group during the year ended December 31 , 2024 are set out in Note 14 to the consolidated financial statements . SHARE CAPITAL AND SHARES ISSUED Details of movements in the share capital of the Company for the year ended December 31 , 2024 and details of the Shares issued during the year ended December 31 , 2024 are set out in Note 32 to the consolidated financial statements . DONATION During the year ended December 31 , 2024 , the Group made RMB 4 . 3 million of charitable donations to Quzhou Medical Health and Community Development Foundation, RMB 0 . 6 million of charitable donations to Beijing Dadi Medical Charity Foundation, RMB 0 . 4 million of charitable donations to China Primary Health Care Foundation and RMB 1 . 0 million of charitable donations to other foundations . DEBENTURE ISSUED The Group did not issue any debenture during the year ended December 31 , 2024 . EQUITY - LINKED AGREEMENTS Save for the Pre - IPO Share Option Scheme, the Post - IPO Share Option Scheme, the 2018 RSU Scheme, the 2021 RSU Scheme and the 2022 RSU Scheme as set out in this annual report, no equity - linked agreements were entered into by the Group, or existed during the year ended December 31 , 2024 . DIVIDENDS The Board does not recommend the distribution of a final dividend for the year ended December 31 , 2024 ( 2023 : Nil) . PERMITTED INDEMNITY Pursuant to the Articles of Association and subject to the applicable laws and regulation, every Director shall be indemnified and secured harmless out of the assets and profits of the Company against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain in or about the execution of their duty in their offices . Such permitted indemnity provision has been in force for the year ended December 31 , 2024 . The Company has taken out liability insurance to provide appropriate coverage for the Directors .

ANNUAL REPORT 2024 55 Report of the Directors DISTRIBUTABLE RESERVES As at December 31 , 2024 , the Company did not have any distributable reserves . BANK LOANS AND OTHER BORROWINGS Particulars of bank loans and other borrowings of the Group as at December 31 , 2024 are set out in the section headed “ Management Discussion and Analysis ” in this annual report and Note 29 to the consolidated financial statements in this annual report . DIRECTORS ’ SERVICE CONTRACTS Each of our executive Directors has entered into a service contract with the Company for an initial term of three years with effect from the Listing Date and subject to termination in accordance with his respective terms . Each of the non - executive Directors in office during the Reporting Period has signed a letter of appointment with the Company for an initial term of three years with effect from the Listing Date and subject to termination in accordance with their respective terms . Each of the independent non - executive Directors in office during the Reporting Period has signed a letter of appointment with the Company for an initial term of three years with effect from the Listing Date (except for Dr . Sidransky, Ms . Marina S . Bozilenko, Dr . Debra Yu and Marc E . Lippman, MD whose terms of appointment are three years commencing on May 10 , 2021 , November 25 , 2024 ; November 25 , 2024 and January 2 , 2025 , respectively) and subject to termination in accordance with their respective terms . The above appointments are always subject to the provisions of retirement and rotation of directors under the Articles of Association . Save as disclosed above, none of the Directors has entered into any service contract with the Company or any of its subsidiaries (excluding contracts expiring or determinable by the Company within one year without payment of compensation, other than statutory compensation) . REMUNERATION OF DIRECTORS, SENIOR MANAGEMENT AND THE FIVE HIGHEST PAID INDIVIDUALS The Directors ’ fees and other emoluments are supervised by the Remuneration Committee and determined by the Board with reference to the Directors ’ duties, responsibilities and performance and the results of the Company as well as the prevailing market conditions . Details of the remuneration of the Directors, senior management and the five highest paid individuals are set out in Note 9 (b), Note 10 and Note 39 (b) to the consolidated financial statements . None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors or any of the five highest paid individuals as an inducement to join, or upon joining the Group, or as compensation for loss of office . D IR E C T O R S ’ IN T E R E S T S IN T R A N S A C T IO N S , A R R A N G E ME N T S O R C O N T R A C T S O F SIGNIFICANCE Save as disclosed in the Note 39 to the consolidated financial statements, none of the Directors nor any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during or at the end of the year ended December 31 , 2024 .

Ascentage Pharma Group International 56 Report of the Directors CONTROLLING SHAREHOLDER ’ S INTERESTS IN SIGNIFICANT CONTRACTS At no time during the Reporting Period had the Company or any of its subsidiaries, and any of the controlling shareholders (as defined in the Listing Rules) of the Company or any of their subsidiaries (as the case may be) entered into any contract of significance or any contract of significance for the provision of services by any such controlling shareholders or their subsidiaries (as the case may be) to the Company or any of its subsidiaries . MANAGEMENT CONTRACTS No contract, concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year ended December 31 , 2024 . DIRECTORS OF SUBSIDIARIES Other than the Directors and senior management named in the section headed “ Directors and Senior Management ” of this annual report, the persons who serve on the boards of the subsidiaries of the Company as at the date of this annual report include each of Zhang Yubin and Ho Chong who serves as a director of Ascentage Suzhou and Ascentage Australia, respectively . DIRECTORS ’ INTERESTS IN COMPETING BUSINESSES During the Reporting Period and up to the date of this annual report, none of the Directors is considered to have interests in businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group pursuant to the Listing Rules . In relation to Dr . Wang ’ s interest in OncoFusion Therapeutics, Inc . , Medsyn Biopharma LLC, and Oncopia Therapeutics, Inc . (the “ Retained Business ” ), the Directors are of the view that the Retained Business does not compete or is not likely to compete with the business of the Group since (i) there is clear business delineation between the Retained Business and the Group ’ s core business in terms of their drug targets, technological platform and stage of product development ; and (ii) the drug candidates of the Retained Business are still in preclinical stage . For further details, please refer to the section headed “ Relationship with Controlling Shareholders ” in the Prospectus . NON - COMPETITION ARRANGEMENTS Each of the Substantial Shareholders provided certain non - competition undertakings in favor of the Company, pursuant to which the said parties have given certain non - competition undertakings to the Company . Details of the non - competition agreements are set out in the section headed “ Relationship with Controlling Shareholders – Non - Competition Undertaking ” in the Prospectus . The Substantial Shareholders confirmed that they have complied with the non - competition undertakings for the Reporting Period . The independent non - executive Directors have conducted such review for the Reporting Period and also reviewed the relevant undertakings and are satisfied that the non - competition undertakings have been fully complied with . UPDATE ON DIRECTORS ’ INFORMATION Save as disclosed herein, there is no change in information of Directors, since the date of publication of the interim report of the Company for the six months ended June 30 , 2024 , which are required to be disclosed pursuant to Rule 13 . 51 B(1) of the Listing Rules . (1) Dr . Yin Zheng has resigned as an independent non - executive Director, the chairman of the Remuneration Committee and a member of the Audit Committee with effect from June 7 , 2024 . (2) Mr . Ye Changqing ceased to be an independent director of VNET Group, Inc . , a company listed on NASDAQ (stock code : VNET) and NWTN Inc . , a company listed on NASDAQ (stock code : NWTN) on 31 October 2024 and 6 December 2024 , respectively . (3) Ms . Marina S . Bozilenko was appointed as an independent non - executive Director of the Company with effect from November 25 , 2024 . (4) Dr . Debra Yu was appointed as an independent non - executive Director of the Company with effect from November 25 , 2024 . (5) Marc E . Lippman, MD was appointed as an independent non - executive Director of the Company with effect from January 2 , 2025 .

ANNUAL REPORT 2024 57 Report of the Directors DIRECTORS ’ AND CHIEF EXECUTIVES ’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS To the best of the Company ’ s knowledge after having made reasonable inquiry, as at December 31 , 2024 , the interests and short positions of the Directors or chief executives of our Company in any of the Shares, underlying Shares and debentures of our Company or its associated corporation (within the meaning of Part XV of the SFO), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code as contained in Appendix C 3 to the Listing Rules were as follows : Approximate percentage of shareholding interest Number of Ordinary Shares Nature of Interest (1) Name of Director or chief executive 19.24% 60,665,461 Interest of controlled corporation (4) Dr. Yang Interests held jointly with other persons (2) Interest of spouse (3) Settlor of discretionary trust (4) Beneficial owner (11) 19.24% 60,665,461 Interest of controlled corporation (4) Dr. Wang Interests held jointly with other persons (2) Settlor of discretionary trust (4) 19.24% 60,665,461 Interest of controlled corporation (5) Dr. Zhai Interest held jointly with other persons (2) Interest of spouse (3) Settlor of a discretionary trust (5) Beneficial owner (10) 0.01% 41,457 Beneficial owner (6) Dr. Lu Simon Dazhong 0.00% 6,723 Beneficial owner (7) Mr. Ye Changqing 0.00% 6,723 Beneficial owner (8) Mr. Ren Wei 0.00% 7,981 Beneficial owner (9) Dr. David Sidransky

Ascentage Pharma Group International 58 Report of the Directors Notes: 1. All interests stated are long position. 2. Dr . Yang, Dr . Guo, Dr . Wang, Dr . Zhai and Dr . Zhai SPV are parties to the Concert Party Confirmation Deed, according to which they have been actively cooperating, communicating and acting in concert with each other with respect to their interests in or the business of the relevant members of our Group since December 5 , 2016 and will continue to act in concert after Listing . Accordingly, each of Dr . Yang, Dr . Guo, Dr . Wang, Dr . Zhai and Dr . Zhai SPV is deemed to be interested in an aggregate of 19 . 24 % shareholding interest in our Company . 3. Dr. Yang and Dr. Zhai are spouse and are therefore deemed to be interested in the Shares held by each other under the SFO. 4. The Yang Family Trust, the Wang Family Trust and the Guo Family Trust were respectively established by Dr . Yang, Dr . Wang and Dr . Guo as settlor for the benefits of their respective family members . South Dakota Trust is the trustee of each of the Founders Family Trusts . 5. Dr . Zhai SPV is beneficially owned by (i) Dr . Zhai ( 3% ) and (ii) the Zhai Family Trust ( 97% ) . The Zhai Family Trust was established by Dr . Zhai as settlor for the benefits of her family members . South Dakota Trust is the trustee of the Zhai Family Trust . Dr . Zhai is also a director of Dr . Zhai SPV . 6. Interests in share options granted pursuant to the Pre - IPO Share Option Scheme. 7. Mr . Ye Changqing is interested in RSUs granted to him under the 2021 RSU Scheme entitling him to receive 8 , 964 shares . As at December 31 , 2024 , 2 , 241 RSUs remain unvested . 8. Mr . Ren Wei is interested in RSUs granted to him under the 2021 RSU Scheme entitling him to receive 8 , 964 shares . As at December 31 , 2024 , 2 , 241 RSUs remain unvested . 9. Dr . David Sidransky is interested in RSUs granted to him under the 2021 RSU Scheme entitling him to receive 10 , 641 shares . As at December 31 , 2024 , 2 , 660 RSUs remain unvested . 10. Dr . Zhai is interested in RSUs granted to her under the 2022 RSU Scheme entitling her to receive 100 , 000 shares, as at December 31 , 2024 , 40 , 000 RSUs remain unvested . On May 19 , 2023 , Dr . Zhai was granted 126 , 000 RSUs under the 2018 RSU Scheme, as at December 31 , 2024 , all RSUs granted under the 2018 RSU Scheme has been vested . 11. On May 19 , 2023 , Dr . Yang was granted 46 , 972 RSUs under the 2018 RSU Scheme, as at December 31 , 2024 , all RSUs granted under the 2018 RSU Scheme has been vested . 12. All interests are calculated based on the total Shares in issue as at December 31, 2024, being 315,224,993 Shares. Save as disclosed above, as at December 31 , 2024 , none of the Directors or chief executives of the Company had or was deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations .

Report of the Directors

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at December 31, 2024, so far as the Directors are aware, the following persons (other than the Directors or chief executives of the Company) had interests or short positions in the Shares or underlying Shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Substantial Shareholder	Nature of Interest	Number of Ordinary Shares	Approximate percentage of shareholding interest
Li Ju-Yun	Interest of spouse[2]	60,665,461	19.24%
Dr. Guo	Interest held jointly with other persons[3,5] Settlor of discretionary trust[5]	60,665,461	19.24%
Gao Sharon Xia	Interest of spouse[4]	60,665,461	19.24%
Dr. Zhai SPV	Beneficial owner Interest held jointly with other persons[3]	60,665,461	19.24%
South Dakota Trust	Trustee[5,6]	53,801,751 (L)	17.06%
Takeda Pharmaceuticals International AG	Beneficial Owner	24,307,322	7.71%
Takeda Pharmaceuticals Company Limited	Interest of controlled corporation[7]	24,307,322	7.71%

Notes:

1. (L) – Long position; (S) – Short position.

2. Ms. Li Ju-Yun is Dr. Wang's spouse, and is therefore deemed to be interested in the Shares held by Dr. Wang.

3. Dr. Yang, Dr. Guo, Dr. Wang, Dr. Zhai and Dr. Zhai SPV are parties to the Concert Party Confirmation Deed, according to which they have been and will be actively cooperating, communicating and acting in concert with each other with respect to their interests in or the business of the relevant members of our Group since December 5, 2016 and will continue to act in concert after Listing. Accordingly, each of Dr. Yang, Dr. Guo, Dr. Wang, Dr. Zhai and Dr. Zhai SPV is deemed to be interested in an aggregate of 19.24% shareholding interest in our Company.

4. Ms. Gao Sharon Xia is Dr. Guo's spouse, and is therefore deemed to be interested in the Shares held by Dr. Guo.

5. The Yang Family Trust, the Wang Family Trust and the Guo Family Trust were respectively established by Dr. Yang, Dr. Wang and Dr. Guo as settlor for the benefits of their respective family members. South Dakota Trust is the trustee of each of the Founders Family Trusts.

ANNUAL REPORT 2024 59

Ascentage Pharma Group International 60 Report of the Directors 6. Dr . Zhai SPV is beneficially owned by (i) Dr . Zhai ( 3% ) and (ii) the Zhai Family Trust ( 97% ) . The Zhai Family Trust was established by Dr . Zhai as settlor for the benefits of her family members . South Dakota Trust is the trustee of the Zhai Family Trust . Dr . Zhai is also a director of Dr . Zhai SPV . 7. Takeda Pharmaceuticals International AG is beneficially owned by Takeda Pharmaceuticals Company Limited . Therefore, Takeda Pharmaceuticals Company Limited is deemed to be interested in the Shares held by Takeda Pharmaceuticals International AG . 8. All interests are calculated based on the total Shares in issue as at December 31, 2024, being 315,224,993 Shares. EQUITY PLANS 1. Pre - IPO Share Option Scheme The purpose of the Pre - IPO Share Option Scheme is to reward the eligible participants who have contributed or will contribute to the Group and to encourage them to continue to work for the Group towards enhancing the value of the Shares which will benefit the Group and the Shareholders as a whole . A summary of the principal terms of the Pre - IPO Share Option Scheme is set out below : Eligible Participants Those eligible to participate in the Pre - IPO Share Option Scheme include any substantial shareholder, existing or incoming employees of the Group which include the directors (including executive directors, non - executive directors and independent non - executive directors) and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers of any member of the Group who the Board considers, in its sole discretion, have contributed or will contribute to the Group . The basis of eligibility of any participant to the grant of any option shall be determined by the Board (or as the case may be, where required under the Listing Rules, the independent non - executive directors) from time to time on the basis of the participant ’ s contribution or potential contribution to the development and growth of the Group . Maximum Entitlement of Each Participant Unless approved by the Shareholders in a general meeting, the maximum number of Shares underlying the options granted to each eligible participant (including both exercised and outstanding options) in any 12 - month period shall not exceed 1 % of the Shares in issue for the time being . Maximum Number of Shares Available for Issue under the Pre - IPO Share Option Scheme The overall limit on the number of underlying shares which may be delivered pursuant to share options granted under the Pre - IPO Share Option Scheme is 12 , 307 , 533 Shares, representing 3 . 90 % of the issued capital of the Company, with a par value of US $ 0 . 0001 each as at December 31 , 2024 and 3 . 53 % of the issued capital of the Company as at the date of this annual report . As the overall limit of the Pre - IPO Share Option Scheme has been fully utilized, no further options are available for grant at the beginning and end of the Reporting Period . Consideration Consideration of HK $ 1 . 00 is required to be paid by the grantees for the grant of awards under the Pre - IPO Share Option Scheme .

ANNUAL REPORT 2024 61 Report of the Directors Determination of Exercise Price The exercise price of all the share options granted under the Pre - IPO Share Option Scheme is HK $ 0 . 01 as determined by the Board at the time of the grant . Life of the Pre - IPO Share Option Scheme The Pre - IPO Share Option Scheme was approved and adopted pursuant to the resolutions of the shareholders passed on July 13 , 2018 and may be terminated by the Board or the Company by ordinary resolution in general meeting . No further option will be granted or offered after the Listing Date . In the event of termination, the provisions of the Pre - IPO Share Option Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any subsisting options granted during the life of the Pre - IPO Share Option Scheme and which remain unexpired immediately prior to the termination of the Pre - IPO Share Option Scheme . Outstanding Share Options The table below shows details of the outstanding share options granted to all grantees under the Pre - IPO Share Option Scheme as at December 31 , 2024 . All the options under the Pre - IPO Share Option Scheme were granted on or before the Listing Date and no further options will be granted under the Pre - IPO Share Option Scheme after the Listing Date . For further details on the movement of the options during the Reporting Period, please see Note 34 to the consolidated financial statements and the below summary : Number of Outstanding Lapsed Cancelled Exercised Outstanding underlying Shares to be as at during the during the during the as at issued upon December 31, Reporting Reporting Reporting January 1, exercise of the 2024 Period Period Period 2024 Date of Grant option in full Relevant Grantee Directors of the Company 292,714 – – – 292,714 August 15, 2018 292,714 Tian Yuan (resigned on May 20, 2022) 292,714 – – – 292,714 August 15, 2018 292,714 Zhao Qun (resigned on March 31, 2021) 41,457 – – – 41,457 August 15, 2018 41,457 Lu Dazhong Simon 37,688 – – – 37,688 August 15, 2018 37,688 Liu Qian (resigned on May 20, 2022) Other grantees 215,325 – – 66,465 281,790 Between August 15,2018 1,376,454 45 administrative and other staff 1,727,673 – – 589,612 2,317,285 to September 16,2019 10,263,455 316 research and development staff 2,607,571 – – 656,077 3,263,648 Total Notes: 1. The vesting dates of the options and the period during which the options can be exercised are set forth in the relevant grant letters in accordance with the Pre - IPO Share Option Scheme and disclosed in the Prospectus . 2. All the options are exercisable upon vesting at an exercise price of HK $ 0 . 01 per Share . The weighted average closing price of the Shares immediately before the dates on which the options were exercised by the employees of the Group is HK $ 34 . 544 .

Ascentage Pharma Group International 62 Report of the Directors 2. Post - IPO Share Option Scheme The purpose of the Post - IPO Share Option Scheme is to enable the Company to grant options to eligible participants incentives or rewards for their contribution or potential contribution to the Group and to provide the eligible participants an opportunity to have a personal stake in the Company with the view to motivate the eligible participants to optimize their performance efficiency for the benefit of the Group ; attract and retain or otherwise maintain on - going business relationship with the eligible participants whose contributions are or will be beneficial to the long - term growth of the Group ; and/or for such purposes as the Board may approve from time to time . A summary of the principal terms of the Post - IPO Share Option Scheme is set out below : Eligible Participants The Board may, at its absolute discretion, offer to grant options to the following persons : (i) any executive director of, manager of, or other employee holding an executive, managerial, supervisory or similar position in any member of the Group, any full - time or part - time employee, or a person for the time being seconded to work full - time or part - time for any member of the Group ; (ii) a director or proposed director (including an independent non - executive director) of any member of the Group; (iii) any substantial shareholder of any member of the Group; (iv) a supplier of goods or services to any member of the Group; (v) a customer, consultant, business or joint venture partner, franchisee, contractor, agent or representative of any member of the Group; (vi) a person or entity that provides design, research, development or other support or any advisory, consultancy, professional or other services to any member of the Group; and (vii) an associate of any of the persons referred to in paragraphs (i) to (iii) above. Maximum Number of Shares Available for Issue under the Post - IPO Share Option Scheme The number of options available for grant under the overall limit of the Post - IPO Share Option Scheme is 20 , 707 , 462 Shares at the beginning of the Reporting Period and 20 , 707 , 462 Shares at the end of the Reporting Period . The maximum number of Shares which may be issued upon exercise of all options to be granted under the Post - IPO Share Option Scheme and any other schemes of our Group is 20 , 707 , 462 , being no more than 10 % of the Shares in issue as at the Listing Date (the “ Scheme Mandate Limit ” ), representing 5 . 95 % of the total issued shares of the Company as of the date of this annual report . The Scheme Mandate Limit may be refreshed at any time as the Board may think fit by obtaining prior approval of our Shareholders in general meeting and/or such other requirements prescribed under the Listing Rules from time to time . However, the refreshed Scheme Mandate Limit cannot exceed 10 % of the Shares in issue as at the date of such approval . Options previously granted under the Post - IPO Share Option Scheme and any other share option schemes of our Company (and to which provisions of Chapter 17 of the Listing Rules are applicable) (including those outstanding, cancelled or lapsed in accordance with its terms or exercised), shall not be counted for the purpose of calculating the refreshed Scheme Mandate Limit .

ANNUAL REPORT 2024 63 Report of the Directors The maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Post - IPO Share Option Scheme and any other schemes of the Group shall not exceed 30 % of the Shares in issue from time to time . No options may be granted under the Post - IPO Share Option Scheme and any other share option scheme of the Company if this will result in such limit being exceeded . As at December 31 , 2024 , no options had been granted, agreed to be granted, exercised, cancelled or lapsed pursuant to the Post - IPO Share Option Scheme and therefore the total number of Shares available for grant under the Post - IPO Share Option Scheme was 20 , 707 , 462 Shares, representing 6 . 57 % of the issued share capital of the Company as at December 31 , 2024 and 5 . 95 % of the issued capital of the Company as at the date of this annual report . Maximum Entitlement of Each Participant Unless approved by the Shareholders in a general meeting, the maximum number of Shares underlying the options granted to each eligible participant (including both exercised and outstanding options) in any 12 - month period shall not exceed 1 % of the Shares in issue for the time being . Life of the Post - IPO Share Option Scheme The Post - IPO Share Option Scheme shall be valid and effective fora period of 10 years from the Listing Date, after which no further options will be granted or offered but the provisions of the Post - IPO Share Option Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any subsisting options granted prior to the expiry of the 10 - years period or otherwise as may be required in accordance with the provisions of the Post - IPO Share Option Scheme . The remaining life of the Post - IPO Share Option Scheme is approximately four years and six months . Exercise Price Pursuant to the Post - IPO Share Option Scheme, the participants may subscribe for the Shares on the exercise of an option at the price determined by the Board provided that it shall be at least the highest of (a) the nominal value of a Share ; (b) the closing price of a Share as stated in the Stock Exchange ’ s daily quotations sheet on the date of grant ; and (c) the average closing price of a Share as stated in the Stock Exchange ’ s daily quotations sheets for the 5 business days (as defined in the Listing Rules) immediately preceding the date of grant . Consideration Consideration of HK $ 1 . 00 is required to be paid by the grantees for the grant of awards under the Post - IPO Share Option Scheme and such payment must be made within 28 days from the date the share option grant offer is made to the grantee . Minimum Holding Period, Versing and Performance Target Subject to the provisions of the Listing Rules, our Board may in its absolute discretion when offering the grant of an Option impose any conditions, restrictions or limitations in relation thereto in addition to those set forth in the Post - IPO Share Option Scheme as our Board may think fit (to be stated in the letter containing the offer of the grant of the Option) including (without prejudice to the generality of the foregoing) qualifying and/or continuing eligibility criteria, conditions, restrictions or limitations relating to the achievement of performance, operating or financial targets by our Company and/or the grantee, the satisfactory performance or maintenance by the grantee of certain conditions or obligations or the time or period before the right to exercise the Option in respect of all or any of our Shares shall vest provided that such terms or conditions shall not be inconsistent with any other terms or conditions of the Post - IPO Share Option Scheme .

Ascentage Pharma Group International 64 Report of the Directors Subscription Price The subscription price of a Share in respect of any particular Option shall be such price as our Board may in its absolute discretion determine at the time of grant of the relevant Option (and shall be stated in the letter containing the offer of the grant of the Option) but the subscription price shall not be less than whichever is the highest of (i) the nominal value of a Share ; (ii) the closing price of a Share as stated in the Stock Exchange ’ s daily quotations sheet on the date of grant ; and (iii) the average closing price of a Share as stated in the Stock Exchange ’ s daily quotations sheets for the 5 business days (as defined in the Listing Rules) immediately preceding the date of grant . Exercise of Options An Option shall be exercised in whole or in part (but if in part only, in respect of a board lot or any integral multiple thereof) within the Option period in the manner as set forth in the Post - IPO Share Option Scheme by the grantee (or his legal personal representative(s)) by giving notice in writing to the Company stating that the Option is thereby exercised and specifying the number of Shares in respect of which it is exercised . The exercise of any Option may be subject to a vesting schedule to be determined by the Board in its absolute discretion, which shall be specified in the offer letter . The exercise of any Option shall be subject to our Shareholders in general meeting approving any necessary increase in the authorised Share capital of our Company . 3. 2018 RSU Scheme The purpose of the 2018 RSU Scheme is to incentivize the existing and incoming Directors, senior management and employees for their contribution to the Group, to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company . Eligible Participants Persons eligible to receive RSUs under the 2018 RSU Scheme are existing or incoming employees, directors (whether executive or non - executive) or officers of our Company or any member of our Group . Our Board selects the eligible persons to receive RSUs under the 2018 RSU Scheme at its discretion . Maximum Entitlement of Each Participant Unless approved by the Shareholders in a general meeting, the maximum number of Shares underlying the options granted to each eligible participant (including both exercised and outstanding options) in any 12 - month period shall not exceed 1 % of the Shares in issue for the time being . Maximum Number of Shares pursuant to RSUs The maximum number of RSUs that may be granted under the 2018 RSU Scheme in aggregate shall be 5 , 274 , 657 ordinary shares representing 1 . 67 % of the issued shares of the Company as at December 31 , 2024 and 1 . 51 % of the issued capital of the Company as at the date of this annual report . The number of RSUs available for grant under the overall limit of the 2018 RSU Scheme is 2 , 087 , 693 Shares as at the beginning of the Reporting Period and 6 , 294 Shares as at the end of the Reporting Period . Life of the 2018 RSU Scheme The 2018 RSU Scheme will be valid and effective for a period of ten years, commencing on July 6 , 2018 . The remaining life of the 2018 RSU Scheme is approximately three years .

ANNUAL REPORT 2024 65 Report of the Directors Voting Rights The trustee of the 2018 RSU Scheme shall follow the instruction of the Board in respect of the exercise of voting rights in relation to the Shares underlying the RSUs of the 2018 RSU Scheme until the Shares underlying the RSUs of the 2018 RSU Scheme have been transferred outside of the trust to the personal accounts of the relevant participant(s) . As at the date of this annual report, the Company has not instructed the trustee of the 2018 RSU Scheme to exercise the voting rights of the Shares underlying the RSUs of the 2018 RSU Scheme since the adoption of the 2018 RSU Scheme, nor will it instruct the trustee of the 2018 RSU Scheme to do so over the course of the remainder of the life of the 2018 RSU Scheme . Grant of RSUs under the 2018 RSU Scheme On September 2 , 2024 , an aggregate of 2 , 081 , 399 RSUs, representing 2 , 081 , 399 Shares, have been re - granted under the 2018 RSU Scheme to 513 selected persons (the “ 2018 Selected Persons ” ) of the 2018 RSU Scheme (the “ 2018 Re - grant ” ), who are employees of the Group . To the best of the Directors ’ knowledge, information and belief, having made all reasonable enquiries, all of the 2018 Selected Persons are third parties independent of the Company and are not connected persons of the Company, and none of them is a director, chief executive or substantial shareholder of the Company or any of its subsidiaries, or an associate (as defined under the Listing Rules) of any of them as at the date of the 2018 Re - grant . The abovementioned RSUs shall vest in accordance with the vesting criteria, conditions and time schedule as determined by the Board in its sole and absolute discretion with reference to, among other things, the location at which the abovementioned 2018 Selected Persons are based and the commencement date or duration of their employment . The Board has determined that vesting shall take place on September 2 , 2024 . The closing price of the shares on August 30 , 2024 , being the date immediately before the date on which the abovementioned RSUs were granted, was HK $ 33 . 15 . The abovementioned RSUs granted under the 2018 RSU Scheme would be satisfied by Shares issued and allotted to the RSU Holdco as the settlor of the 2018 RSU Scheme prior to the Listing . Please refer to the relevant announcements of the Company dated September 16 , 2020 , March 19 , 2021 , May 29 , 2023 and October 24 , 2024 for further details .

Ascentage Pharma Group International 66 Report of the Directors Further details of the 2018 RSU Scheme are set out in the Prospectus and Note 34 to the consolidated financial statements. There is no exercise price payable on the RSUs. Set out below are details of the movements of the outstanding RSUs granted under the 2018 RSU Scheme as at December 31, 2024: Outstanding as at December Lapsed during the year ended December 31 , Cancelled during the year ended December 31 , Exercised during the year ended December 31 , Fair value of RSUs granted during the year ended December Vesting period of RSUs Granted during the year ended December Outstanding as at January 1, 31, 2024 2024 2024 2024 31, 2024 granted 31, 2024 2024 Date of grant 0 – – 2,081,399 HK$33.95 September 2, 2024 2,081,399 – September 2, 2024 Staff Notes: 1. The weighted average closing price of the Shares immediately before the dates on which the RSUs granted under the 2018 RSU Scheme were exercised is HK $ 33 . 95 . The weighted average closing price of the Shares immediately before the dates on which the RSUs granted under the 2018 RSU Scheme were vested is HK $ 33 . 95 RSUs granted under the 2018 RSU Scheme which were cancelled during the Reporting Period have no exercise . 2. The Board may determine the vesting criteria, conditions and the time schedule when the RSUs will vest and such criteria, conditions and time schedule shall be stated in the grant letter . The vesting period of the RSUs granted under the 2018 RSU Scheme ranges from the date of grant to 39 months . Within a reasonable time after the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, the Board shall send the vesting notice to each of the relevant eligible participants . 3. The fair value of the RSUs granted during the year ended December 31 , 2024 was calculated based on the market price of the Company ’ s shares at the grant date . 4. During the Reporting Period, none of the RSUs have been granted to the five highest paid individuals of the Company, and none of the RSUs have been vested to the five highest paid individuals of the Company under the 2018 RSU Scheme . 4. 2021 RSU Scheme The purpose of the 2021 RSU Scheme is to incentivize the existing and incoming Directors, senior management and employees for their contribution to the Group, and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company . Eligible Participants Persons eligible to receive RSUs under the 2021 RSU Scheme are existing or incoming employees, directors (whether executive or non - executive) or officers of our Company or any member of our Group . Our Board selects any eligible persons to receive RSUs under the 2021 RSU Scheme at its discretion . Maximum Number of Shares pursuant to RSUs The maximum number of RSUs that may be granted under the 2021 RSU Scheme in aggregate shall be 3 , 133 , 526 ordinary shares, representing 0 . 99 % of the issued shares of the Company as at December 31 , 2024 and 0 . 90 % of the issued capital of the Company as at the date of this annual report . The number of RSUs available for grant under the overall limit of the 2021 RSU Scheme is 1 , 264 , 839 Shares as at the beginning of the Reporting Period and 1 , 267 , 251 Shares as at the end of the Reporting Period . The maximum number of shares of the Company which may be issued upon exercise of all outstanding RSUs granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company shall not exceed 30 % of the total number of shares of the Company in issue from time to time .

ANNUAL REPORT 2024 67 Report of the Directors As at December 31 , 2024 , the total number of shares available for issue under the 2021 Scheme is 41 , 552 Shares, representing approximately 0 . 013 % of the issues shares of the Company as at December 31 , 2024 and 0 . 012 % of the issued shares of the Company as at the date of this annual report . Maximum Entitlement of Each Eligible Participant The maximum number of shares issued and to be issued upon the exercise of RSUs granted to each Eligible Participants (including both exercised and outstanding RSUs) in any 12 - month period shall not exceed 1 % of the issued share capital of the Company . Any further grant of RSUs in excess of this limit is subject to shareholders ’ approval in general meeting of the Company . Life of the 2021 RSU Scheme The 2021 RSU Scheme will be valid and effective for a period of ten years, commencing on February 2 , 2021 . As at December 31 , 2024 , the remaining life of the RSU Scheme was approximately six years . Voting Rights Pursuant to trust deed for the 2021 RSU Scheme entered into between the Company and the Trustee, the Trustee shall not exercise the voting rights attached to the Shares held on trust by it . Grant of RSUs under the 2021 RSU Scheme During the Reporting Period, no RSUs were granted under the 2021 RSU Scheme . Further details of the 2021 RSU Scheme are set out in the relevant announcements of the Company dated February 2 , 2021 and May 29 , 2023 .

Ascentage Pharma Group International 68 Report of the Directors There is no exercise price payable on the RSUs. Set out below are details of the movements of the outstanding RSUs granted under the 2021 RSU Scheme as at December 31, 2024: Date of grant Outstanding as at January 1, 2024 Granted during the Vesting period Reporting of RSUs Period granted Exercised during the Reporting Period Cancelled during the Reporting Period Dr. Sidransky July 23, 2021 10,641 – The RSUs shall vest in four tranches of 25%, 25%, – – Lapsed Outstanding during the as at Reporting December 31 , Period 2024 – 10,641 – 4,482 July 23, 2021 Mr. Ye – 4,482 July 23, 2021 Dr. Yin – 4,482 July 23, 2021 Mr. Ren 2,241 – – 2,241 2,241 – – 2,241 2,241 – – 2,241 25% and 25% on June 8, 2022, June 8, 2023, June 8, 2024 and June 8, 2025, respectively. The RSUs shall vest in four tranches of 25%, 25%, 25% and 25% on June 8, 2022, June 8, 2023, June 8, 2024 and June 8, 2025, respectively. The RSUs shall vest in four tranches of 25%, 25%, 25% and 25% on June 8, 2022, June 8, 2023, June 8, 2024 and June 8, 2025, respectively. The RSUs shall vest in four tranches of 25%, 25%, 25% and 25% on June 8, 2022, June 8, 2023, June 8, 2024 and June 8, 2025, respectively. 24,188 2,412 – 58,311 – • 31,310 RSUs shall vest in four tranches of 35%, 15%, 25% and 25% on June 8, 2021, June 8, 2022, June 8, 2023 and June 8, 2024, respectively. 84,911 May 17, 2021 Staff • 8,867 RSUs shall vest in four tranches of 25%, 25%, 25% and 25% on June 8, 2021, June 8, 2022, June 8, 2023 and June 8, 2024, respectively. • 22,475 RSUs shall vest in four tranches of 35%, 15%, 25% and 25% on June 8, 2022, June 8, 2023, June 8, 2024 and June 8, 2025, respectively. • 22,259 RSUs shall vest in four tranches of 25%, 25%, 25% and 25% on June 8, 2022, June 8, 2023, June 8, 2024 and June 8, 2025, respectively. Notes: 1 . The weighted average closing price of the Shares immediately before the dates on which the RSUs granted under the 2021 RSU Scheme were exercised is HK $ 19 . 70 . The weighted average closing price of the Shares immediately before the dates on which the RSUs granted under the 2021 RSU Scheme were vested is HK $ 19 . 70 .

ANNUAL REPORT 2024 69 Report of the Directors 2. The Board may determine the vesting criteria, conditions and the time schedule when the RSUs will vest and such criteria, conditions and time schedule shall be stated in the grant letter . The vesting period of the RSUs granted under the 2021 RSU Scheme ranges from approximately 11 months to approximately 47 months . Within a reasonable time after the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, the Board shall send the vesting notice to each of the relevant Eligible Participants . 3. During the Reporting Period none of the RSUs have been vested to the five highest paid individuals of the Company under the 2021 RSU Scheme . 5. 2022 RSU Scheme The purpose of the 2022 RSU Scheme is to incentivize the existing and incoming Directors, senior management and employees for their contribution to the Group, and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company . Eligible Participants Persons eligible to receive RSUs under the 2022 RSU Scheme are existing or incoming employees, directors (whether executive or non - executive) or officers of our Company or any member of our Group . Our Board selects any eligible persons to receive RSUs under the 2022 RSU Scheme at its discretion . Maximum Number of Shares pursuant to RSUs The maximum number of RSUs that may be granted under the 2022 RSU Scheme in aggregate (excluding RSUs that have lapsed or been cancelled in accordance with the rules of the 2022 RSU Scheme) shall be 5 , 272 , 695 ordinary shares, representing 1 . 67 % of the issued shares of the Company as at December 31 , 2024 and 1 . 51 % of the issued capital of the Company as at the date of this annual report . The numbers of RSUs available for grant under the overall limit of the 2022 RSU Scheme are 2 , 903 , 782 Shares as at the beginning of the Reporting Period and 1 , 764 , 995 Shares as at the end of the Reporting Period . The maximum number of shares of the Company which may be issued upon exercise of all outstanding RSUs granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company shall not exceed 30 % of the total number of shares of the Company in issue from time to time . As at December 31 , 2024 , the total number of shares available for issue under the 2022 RSU Scheme is 1 , 436 , 525 Shares, representing approximately 0 . 46 % of the issued shares of the Company as at December 31 , 2024 and 0 . 41 % of the issued shares of the Company as at the date of this annual report . Maximum Entitlement of Each Eligible Participant The maximum number of shares issued and to be issued upon the exercise of RSUs granted to each Eligible Participants (including both exercised and outstanding RSUs) in any 12 - month period shall not exceed 1 % of the issued share capital of the Company . Any further grant of RSUs in excess of this limit is subject to shareholders ’ approval in general meeting of the Company . Life of the 2022 RSU Scheme The 2022 RSU Scheme will be valid and effective for a period of ten years, commencing on June 23 , 2022 . As at December 31 , 2024 , the remaining life of the RSU Scheme was approximately seven years . Voting Rights Pursuant to trust deed for the 2022 RSU Scheme entered into between the Company and the Trustee, the Trustee shall not exercise the voting rights attached to the Shares held on trust by it .

Ascentage Pharma Group International 70 Report of the Directors Grant of RSUs under the 2022 RSU Scheme On September 2 , 2024 , 1 , 174 , 955 RSUs, representing 1 , 174 , 955 Shares, have been re - granted under the 2022 RSU Scheme to 69 selected persons (the “ 2022 Selected Persons ” ) of the 2022 RSU Scheme (the “ 2022 Re - grant ” ), who are employees of the Group . To the best of the Directors ’ knowledge, information and belief, having made all reasonable enquiries, all of the 2022 Selected Persons are third parties independent of the Company and are not connected persons of the Company, and none of them is a director, chief executive or substantial shareholder of the Company or any of its subsidiaries, or an associate (as defined under the Listing Rules) of any of them as at the date of the 2022 Re - grant . The abovementioned RSUs shall vest in accordance with the vesting criteria, conditions and time schedule as determined by the Board in its sole and absolute discretion with reference to, among other things, the location at which the abovementioned 2018 Selected Persons are based and the commencement date or duration of their employment . The Board has determined that vesting shall take place on September 2 , 2024 . The closing price of the shares on August 30 , 2024 , being the date immediately before the date on which the abovementioned RSUs were granted, was HK $ 33 . 15 . The abovementioned RSUs granted under the 2022 RSU Scheme are satisfied by existing shares of the Company . Further details of the 2022 RSU Scheme are set out in the relevant announcements of the Company dated June 23 , 2022 and July 14 , 2022 , October 21 , 2022 , October 25 , 2022 , October 26 , 2022 , October 27 , 2022 , October 28 , 2022 , October 31 , 2022 , May 8 , 2023 , and October 24 , 2024 .

ANNUAL REPORT 2024 71 Report of the Directors There is no exercise price payable on the RSUs. Set out below are details of the movements of the outstanding RSUs granted under the 2022 RSU Scheme as at December 31, 2024: Date of grant Outstanding as at January 1, 2024 Granted during the Reporting Vesting period of Period RSUs granted Fair value of RSUs granted during the year ended December 31 , 2024 Exercised during the Reporting Period Cancelled during the Reporting Period Lapsed Outstanding during the as at Reporting December 31 , Period 2024 40,000 – – 30,000 – The RSUs shall vest in three tranches of – 70,000 June 23, 2022 Dr. Zhai 30%, 30% and 40% on June 8, 2023, June 8, 2024 and June 8, 2025, respectively. 350,401 6,068 – 314,147 – • 7,265 RSUs shall vest in four – 670,616 June 23, 2022 79 staff tranches of 35%, 15%, 25% and 25% on June 8, 2021, June 8, 2022, June 8, 2023 and June 8, 2024, respectively. • 15,532 RSUs shall vest in four tranches of 25%, 25%, 25% and 25% on April 30, 2023, April 30, 2024, April 30, 2025 and April 30, 2026, respectively. • 181,874 RSUs shall vest in four tranches of 25%, 25%, 25% and 25% on June 8, 2023, June 8, 2024, June 8, 2025 and June 8, 2026, respectively. • 30,372 RSUs shall vest in two tranches of 40% and 60% on June 8, 2023 and June 8, 2024, respectively. • 320,208 RSUs shall vest in three tranches of 30%, 30% and 40% on June 8, 2023, June 8, 2024 and June 8, 2025, respectively. • 115,365 RSUs shall vest in four tranches of 23%, 69%, 6% and 2% on April 30, 2023, April 30, 2024, April 30, 2025 and April 30, 2026, respectively. 433,638 34,100 – 433,620 – • 113,400 RSUs shall vest in two – 901,358 May 4, 2023 172 staff tranches of 40% and 60% on August 1, 2023 and August 1, 2024, respectively. • 787,958 RSUs shall vest in three tranches of 30%, 30% and 40% on August 1, 2023, August 1, 2024 and August 1, 2025, respectively. 615,902 2,600 – 556,453 HK$33.95 September 2, 2024 1,174,955 – September 2, 2024 69 staff

Ascentage Pharma Group International 72 Report of the Directors Notes: 1. The weighted average closing price of the Shares immediately before the dates on which the RSUs granted under the 2022 RSU Scheme were exercised is HK $ 33 . 95 . The weighted average closing price of the Shares immediately before the dates on which the RSUs granted under the 2022 RSU Scheme were vested is HK $ 33 . 95 . The RSUs granted under the 2022 RSU Scheme which were cancelled during the Reporting Period have no exercise price . 2. The Board may determine the vesting criteria, conditions and the time schedule when the RSUs will vest and such criteria, conditions and time schedule shall be stated in the grant letter . The vesting period of the RSUs granted under the 2022 RSU Scheme during the Reporting Period ranges from the date of vesting to approximately 48 months . Within a reasonable time after the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, the Board shall send the vesting notice to each of the relevant Eligible Participants . 3. During the Reporting Period, 74 , 293 RSUs have been granted, and 10 , 293 RSUs have been vested to the five highest paid individuals of the Company under the 2022 RSU Scheme . The number of Shares that may be issued in respect of options and RSUs granted under all of the abovementioned share incentive schemes of the Company during the Reporting Period divided by the weighted average total issued share capital of the Company for the Reporting Period is approximately 0 . 011 ( 2023 : approximately 0 . 015 ) . CONNECTED TRANSACTIONS The Group has not conducted any connected transaction or non - exempt continuing connected transaction for the year ended December 31 , 2024 . Details of related party transactions of the Group for the year ended December 31 , 2024 are set out in Note 39 to the consolidated financial statements . The related party transactions disclosed in Note 39 were not regarded as connected transactions and were exempt from reporting, announcement and shareholders ’ approval requirements under the Listing Rules . PURCHASE, SALE OR REDEMPTION OF THE COMPANY ’ S LISTED SECURITIES On June 20 , 2024 , pursuant to the securities purchase agreement dated June 14 , 2024 entered into between the Company and Takeda, Ascentage issued and allotted to Takeda 24 , 307 , 322 Shares at a price per share equal to HK $ 24 . 09850 per Share (equivalent to approximately US $ 3 . 08549 ), and with the aggregate purchase price of US $ 75 million (equivalent to approximately HK $ 585 . 77 million) . Saved as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any listed securities (including sale of treasury shares (as defined under the Listing Rules)) of the Company during the Reporting Period . As at December 31 , 2024 , the Company did not hold any treasury shares directly . MATERIAL LITIGATION The Company was not involved in any material litigation or arbitration during the year ended December 31 , 2024 . The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the year ended December 31 , 2024 .

ANNUAL REPORT 2024 73 Report of the Directors USE OF NET PROCEEDS FROM THE GLOBAL OFFERING With the Shares of the Company listed on the Stock Exchange on October 28 , 2019 , the net proceeds from the Global Offering (including shares issued as a result of the full exercise of the over - allotment option) were approximately HK $ 369 . 8 million . There was no change in the intended use of net proceeds as previously disclosed in the Prospectus and as at December 31 , 2024 , the Company has fully utilized the net proceeds in accordance with such intended purposes . The table below sets out the planned applications of the net proceeds from the Global Offering and the actual usage up to December 31 , 2024 . Utilized amount (as at December 31, 2024) Planned allocation of Net Proceeds Planned allocation of Net Proceeds Planned allocation of net proceeds Use of proceeds (RMB million) (RMB million) (HKD million) Research and development to bring our Core Product, 138.2 138.2 155.2 42% HQP1351, to commercialization 42.8 42.8 48.1 13% Ongoing and planned clinical trials of APG - 1252 62.5 62.5 70.3 19% Ongoing and planned clinical trials of APG - 2575 62.5 62.5 70.3 19% Ongoing and planned clinical trials of APG - 115 Ongoing and planned clinical trials for the rest of the clinical programs of the Company, APG - 1387 and 19.7 19.7 22.2 6% APG - 2449 3.3 3.3 3.7 1% Working capital and general corporate purposes 329.1 329.1 369.8 100.0% Total Notes: (1) The sum of the data may not add up to the total due to rounding. (2) Net proceeds from the Global Offering were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the Global Offering. USE OF NET PROCEEDS FROM THE 2020 PLACING The closing of the 2020 Placing of 15 , 000 , 000 Shares took place on July 15 , 2020 . The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2020 Placing were approximately HK $ 689 . 5 million . There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated July 8 , 2020 and as at December 31 , 2024 , the Company has fully utilized the net proceeds in accordance with such intended purposes . The Directors consider that the 2020 Placing represents an opportunity to raise capital for the Company while broadening its Shareholder base . The Directors are of the view that the 2020 Placing would strengthen the financial position of the Group and provide working capital to the Group .

Ascentage Pharma Group International 74 Report of the Directors There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated July 8 , 2020 and as at December 31 , 2024 the Company has fully utilized the net proceeds in accordance with such intended purposes . The table below sets out the planned applications of the net proceeds from the 2020 Placing and the actual usage up to December 31 , 2024 : Use of proceeds Planned allocation of net proceeds Planned allocation of net proceeds (HK$ million) Planned allocation of net proceeds (RMB million) Utilized amount (as at December 31, 2024) (RMB million) Clinical development for other pipeline products, such as APG - 2575, APG - 115, APG - 1387 and 345.0 345.0 413.5 60% APG - 1252 Registration, trial production and marketing of 115.0 115.0 138.0 20% the Core Product, HQP1351 115.0 115.0 138.0 20% Ongoing and planned clinical trials of APG - 2575 575.0 575.0 689.5 100.0% Total Notes: (1) The sum of the data may not add up to the total due to rounding. (2) Net proceeds from the 2020 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2020 Placing. USE OF NET PROCEEDS FORM THE 2021 PLACING On February 3 , 2021 , the Company entered into the 2021 Placing and subscription agreement with Ascentage Limited (the “ Vendor ” ) and J . P . Morgan Securities (Asia Pacific) Limited and China International Capital Corporation Hong Kong Securities Limited (the “ 2021 Placing Agents ” ), pursuant to which (i) the Vendor agreed to appoint the 2021 Placing Agents, and the 2021 Placing Agents agreed to act as agents of the Vendor to procure not less than six placees (the “ 2021 Placees ” ), on a best effort basis, to purchase up to 26 , 500 , 000 shares of the Company (the “ 2021 Placing Shares ” ) at the price of HK $ 44 . 2 per 2021 Placing Share ; and (ii) the Vendor agreed to subscribe for, and the Company agreed to issue to the Vendor up to 26 , 500 , 000 new shares of the Company at the price of HK $ 44 . 2 per Subscription Share (the “ 2021 Subscription ” ) . The closing of the 2021 Placing took place on February 8 , 2021 and the closing of the 2021 Subscription took place on February 11 , 2021 . A total of 26 , 500 , 000 placing Shares have been successfully placed by the 2021 Placing Agents to the 2021 Placees . A total of 26 , 500 , 000 subscription Shares had been allotted and issued to the Vendor pursuant to the general mandate granted to the Directors at the AGM held on June 19 , 2020 . The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2021 Placing were approximately HK $ 1 , 153 . 64 million . There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated February 3 , 2021 and as at December 31 , 2024 , the Company has fully utilized the net proceeds in accordance with such intended purposes .

ANNUAL REPORT 2024 75 Report of the Directors The Directors considered that the 2021 Placing represents an opportunity to raise capital for the Company in order to enable the Company to continue the development of its products in its pipeline, while broadening its Shareholder base . The Directors are of the view that the 2021 Placing would further strengthen the financial position of the Group and provide additional working capital to the Group . The table below sets out the planned applications of the net proceeds from the 2021 Placing and the actual usage up to December 31 , 2024 . Use of proceeds Planned allocation of net proceeds Planned allocation of net proceeds (HK$ million) Planned allocation of net proceeds (RMB million) Utilized amount (as at December 31, 2024) (RMB million) Clinical development of the key product 480.6 480.6 576.8 50% candidate, APG - 2575 Registrational trials for full approval and the 192.2 192.2 230.7 20% commercialization of the Core Product, HQP1351 192.2 192.2 230.7 20% 96.1 96.1 115.4 10% 961.1 961.1 1,153.6 100% Clinical development for other pipeline products such as APG - 115 (MDM 2 - p 53 inhibitors currently in Phase lb/II clinical trial), APG - 1387 (pan - IAP inhibitor currently in Phase lb/II clinical trial) and APG - 1252 (Bcl - 2 /Bcl - xL dual inhibitor currently in Phase I clinical trial) General corporate purposes Total Notes: (1) The sum of the data may not add up to the total due to rounding . (2) Net proceeds from the 2021 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2021 Placing. USE OF NET PROCEEDS FORM THE 2023 PLACING On January 18 , 2023 , the Company entered into the 2023 Placing and subscription agreement with Ascentage Limited (the “ Vendor ” ) and J . P . Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets Asia Limited (the “ 2023 Placing Agents ” ), pursuant to which (i) the Vendor agreed to appoint the 2023 Placing Agents, and the 2023 Placing Agents agreed to act as agents of the Vendor, to procure not less than six placees (the “ 2023 Placees ” ), on a best effort basis, to purchase up to 22 , 500 , 000 shares of the Company (the “ 2023 Placing Shares ” ) at the price of HK $ 24 . 45 per 2023 Placing Share ; and (ii) the Vendor agreed to subscribe for, and the Company agreed to issue to the Vendor up to 22 , 500 , 000 new shares of the Company at the price of HK $ 24 . 45 per Subscription Share (the “ 2023 Subscription ” ) . The closing of the 2023 Placing took place on January 20 , 2023 and the closing of the 2023 Subscription took place on February 1 , 2023 . A total of 22 , 500 , 000 placing Shares have been successfully placed by the 2023 Placing Agents to the 2023 Placees . A total of 22 , 500 , 000 subscription Shares have been allotted and issued to the Vendor pursuant to the generate mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on May 19 , 2022 . The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2023 Placing were approximately HK $ 543 . 9 million . There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated January 18 , 2023 and the Company has fully utilized the net proceeds in accordance with such intended purposes .

Ascentage Pharma Group International 76 Report of the Directors The Directors considered that the 2023 Placing represents an opportunity to further raise capital for the Company in order to enable the Company to continue the development of its pipeline candidates, while broadening its Shareholder base . The Directors are of the view that the 2023 Placing and the Subscription would further strengthen the financial position of the Group and provide additional working capital to the Group . The table below sets out the planned applications of the net proceeds from the 2023 Placing and the actual usage up to December 31 , 2024 . Use of proceeds Planned allocation of net proceeds Planned allocation of net proceeds (HK$ million) Planned allocation of net proceeds (RMB million) Balance of the unutilized amount (as at December 31, 2023) (RMB million) Utilized amount during the Reporting Period (RMB million) Utilized amount (as at December 31, 2024) (RMB million) Unutilized amount (as at December 31, 2024) (RMB million) Clinical trials of the key product 0 235.1 189.7 189.7 235.1 272.0 50% candidate APG - 2575 Clinical trials of the core product 0 94.0 75.8 75.8 94.0 108.8 20% HQP1351 Clinical development of other key 0 94.0 76.0 76.0 94.0 108.8 20% product candidates 0 47.0 37.9 37.9 47.0 54.4 10% General corporate purposes 0 470.1 379.4 379.4 470.1 544.0 100% Total Notes: (1) The sum of the data may not add up to the total due to rounding. (2) The expected timeline for utilizing the remaining balance of net proceeds is based on the best estimation of the market conditions made by the Group and it is subject to the research and development progress of the Group. (3) Net proceeds from the 2023 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2023 Placing. USE OF NET PROCEEDS FROM THE SUBSCRIPTION OF SHARES BY INNOVENT Innovent has subscribed for 8 , 823 , 863 Shares at a total consideration of HK $ 388 . 25 million (being approximately US $ 50 million) and at the subscription price of HK $ 44 . 0 per Share . The completion of the subscription of Shares by Innovent took place on July 23 , 2021 . The net proceeds (after the deduction of all applicable costs and expenses) raised from the subscription of Shares by Innovent were approximately HK $ 388 . 06 million (being approximately US $ 49 . 98 million) . There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated July 14 , 2021 and as at December 31 , 2024 , the Company has fully utilized the net proceeds in accordance with such intended purposes . The strategic equity investment in the Company by Innovent by way of subscription of Shares signifies Innovent ’ s recognition of the Company ’ s research and development capabilities, as well as the Company ’ s growth potential . The equity investment is also expected to provide further financial support to the Company ’ s global clinical development programs . In addition, in view of the strategic collaboration relationship between the Company and Innovent, the subscription of Shares allows Innovent to further share the Company ’ s prospects, whereby strengthening the business cooperation between the two groups .

ANNUAL REPORT 2024 77 Report of the Directors The table below sets out the planned applications of the net proceeds from the subscription of Shares by Innovent and the actual usage up to December 31, 2024. Unutilized Utilized amount amount (as at (as at Planned Planned Planned December 31, December 31, allocation of allocation of allocation of 2024) (RMB million) 2024) (RMB million) net proceeds (RMB million) net proceeds (HK$ million) net proceeds 0 97.10 97.10 116.42 30% 0 226.40 226.40 271.64 70% 0 323.50 323.50 388.06 100% Use of proceeds Development and commercialization of the Company ’ s Core Product, HQP1351 Development of the Company ’ s key product candidate, APG - 2575 Total Notes: (1) The sum of the data may not add up to the total due to rounding. (2) Net proceeds from the subscription of Shares by Innovent were received in Hong Kong dollars and translated to RMB for application planning. USE OF NET PROCEEDS FORM THE 2024 SHARE SUBSCRIPTION On June 20 , 2024 , pursuant to the Securities Purchase Agreement with Takeda, we issued and sold to Takeda 24 , 307 , 322 of our ordinary shares, or the Takeda Shares, at a price per share equal to HK $ 24 . 09850 (equivalent to approximately US $ 3 . 08549 ), for an aggregate consideration of US $ 75 , 000 , 000 (equivalent to approximately HK $ 585 . 77 million) . The purchase price per shares in the 2024 Share Subscription is HK $ 24 . 09850 . The closing price of the Shares on June 14 , 2024 , being the date on which the terms of the Securities Purchase Agreement was fixed, was HK $ 23 . 05 . The aggregate nominal value of the shares in the 2024 Share Subscription is US $ 2 , 430 , 732 . 2 . The number of shares in the 2024 Share Subscription represents approximately 8 . 37 % of the then existing issued share capital of the Company and approximately 7 . 73 % of the then enlarged issued share capital of the Company . All the Share Subscription Conditions Precedent have been satisfied and the Closing took place on June 20 , 2024 (after trading hours) . An aggregate of 24 , 307 , 322 subscription Shares have been successfully allotted and issued by the Company to Takeda at the Share Purchase Price of HK $ 24 . 09850 (equivalent to approximately US $ 3 . 08549 ) per subscription Share pursuant to the terms and conditions of the Securities Purchase Agreement . The gross proceeds raised from the 2024 Share Subscription is US $ 75 , 000 , 000 (equivalent to approximately HK $ 585 . 77 million) and the net proceeds (after deducting all applicable costs and expenses) arising from the 2024 Share Subscription amount to approximately US $ 73 , 000 , 000 (equivalent to approximately HK $ 570 . 15 million) . The net price per shares in the 2024 Share Subscription is approximately HK $ 23 . 46 . There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated June 14 , 2024 and the Company will gradually utilize the net proceeds in accordance with such intended purposes . The strategic equity investment in the Company by Takeda by way of the 2024 Share Subscription is expected to provide further financial support to the Company ’ s global clinical development programs .

Ascentage Pharma Group International 78 Report of the Directors The table below sets out the planned applications of the net proceeds from the 2024 Share Subscription and the actual usage up to December 31, 2024. Expected timeline for utilizing the remaining balance of net proceeds from Unutilized amount (as at Utilized amount (as at Utilized amount during the Planned Planned Planned the 2024 Share December 31, December 31, Reporting allocation of allocation of allocation of Subscription 2024) (RMB million) 2024) (RMB million) Period (RMB million) net proceeds (RMB million) net proceeds (US$ million) net proceeds Use of proceeds Development of the Company ’ s Core Product, HQP1351 and the Company ’ s key December 31, 2025 115.5 352.0 352.0 467.5 65.7 90% product candidate, APG - 2575 Development of the Company ’ s other key December 31, 2025 12.8 39.1 39.1 51.9 7.3 10% product candidates 128.3 391.1 391.1 519.4 73 100% Total Notes: (1) The sum of the data may not add up to the total due to rounding. (2) The expected timeline for utilizing the remaining balance of net proceeds is based on the best estimation of the market conditions made by the Group and it is subject to the research and development progress of the Group. (3) Net proceeds from the 2024 Share Subscription were received in U.S. dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2024 Share Subscription. 2021 WARRANTS On July 14 , 2021 , the Company and Innovent entered into a warrant subscription deed, pursuant to which the Company agreed to issue to Innovent 6 , 787 , 587 warrants . The initial subscription price of each warrant share upon exercise of the warrants is HK $ 57 . 20 . The subscription rights attaching to the warrants may be exercised during the period commencing on the date of issuance of the warrants and ending on the date that is 24 months after the date of issuance of the warrants . The warrants have expired in July 2023 and not been exercised .

ANNUAL REPORT 2024 79 Report of the Directors FUND RAISING Save for the 2024 Share Subscription as disclosed above, during the Reporting Period, there was no fund raising activity carried out by the Company . PUBLIC FLOAT Based on the information that is publicly available to the Company and within the knowledge of the Directors as at the date of this annual report, the Company has maintained the prescribed percentage of public float under the Listing Rules . AUDITOR The consolidated financial statements of the Group have been audited by Ernst & Young, Certified Public Accountants, who will retire and, being eligible, offer themselves for re - appointment at the AGM . FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS Save as disclosed in this annual report, as at the date of this annual report, there were no future plans regarding material investment or capital assets . As at the date of this annual report, we did not have any material acquisitions or disposals of subsidiaries, associates and joint venture . On Behalf of the Board Dr. Yang Dajun Chairman and Chief Executive Officer Suzhou, PRC, April 16, 2025

Ascentage Pharma Group International 80 Corporate Governance Report The Company is committed to achieving high standards of corporate governance . The Directors believe that sound and reasonable corporate governance practices are essential for the continuing growth of the Group and for safeguarding and maximizing shareholders ’ interests . CORPORATE GOVERNANCE PRACTICES The Company has applied the principles and code provisions as set out in the CG Code contained in Appendix C 1 to the Listing Rules . Save for the deviation disclosed below, in the opinion of the Directors, the Company has complied with all the code provisions as set out in the CG Code during the Reporting Period . Pursuant to code provision C . 2 . 1 of the CG Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual . The Company does not have a separate chairman and chief executive officer, and Dr . Yang currently performs these two roles . The Board believes that such arrangement will not impair the balance of power and authority between the Board and the management of the Company, because (a) decisions to be made by the Board require approval by at least a majority of the Directors and that the Board comprises three independent non - executive Directors, which represents at least one third of the Board composition and satisfies the relevant requirement under the Listing Rules, and we believe that there is sufficient check and balance in the Board ; (b) Dr . Yang and other Directors are aware of and undertake to fulfil their fiduciary duties as Directors, which require, among other things, that he acts for the benefit and in the best interests of the Company and will make decisions for the Group accordingly ; (c) the balance of power and authority is ensured by the operations of the Board which comprises experienced and high caliber individuals who meet regularly to discuss issues affecting the operations of the Company ; and (d) strategic decisions and other key business, financial, and operational policies of the Group are formalized collectively after thorough discussion at both Board and senior management levels . The Board will continue to review the effectiveness of the corporate governance structure of the Group in order to assess whether separation of the roles of chairman of the Board and chief executive officer is necessary . THE BOARD RESPONSIBILITIES The Board is responsible for the overall leadership of the Group, oversees the Group ’ s strategic decisions and monitors business and performance . The Board has delegated the authority and responsibility for day - to - day management and operation of the Group to the senior management of the Group . To oversee particular aspects of the Company ’ s affairs, the Board has established the Board Committees, namely the Nomination Committee , the Remuneration Committee and the Audit Committee . The Board has delegated to the Board Committees responsibilities as set out in their respective terms of reference . All Directors shall ensure that they carry out duties in good faith, in compliance with applicable laws and regulations, and in the interests of the Company and its shareholders at all times .

ANNUAL REPORT 2024 81 Corporate Governance Report BOARD COMPOSITION As at the date of this annual report, the Board comprises nine Directors, including one executive Director, two non - executive Directors and six independent non - executive Directors as set out below: Executive director: Dr. Yang Dajun (Chairman and chief executive officer) Non - executive directors: Dr. Wang Shaomeng Dr. Lu Simon Dazhong Independent non - executive directors: Mr. Ye Changqing Mr. Ren Wei Dr . David Sidransky Ms. Marina S. Bozilenko (appointed with effect from November 25, 2024) Dr. Debra Yu (appointed with effect from November 25, 2024) Dr. Yin Zheng (resigned with effect from June 7, 2024) Dr. Marc E. Lippman (appointed with effect from January 2, 2025) All Directors have distinguished themselves in their field of expertise, and have exhibit high standards of personal and professional ethics and integrity . The biographies of the Directors are set out under the section headed “ Directors and Senior Management ” of this annual report . During the year ended December 31 , 2024 , the Board at all times met the requirements of Rules 3 . 10 (1) and 3 . 10 (2) of the Listing Rules relating to the appointment of at least three independent non - executive directors with at least one independent non - executive director possessing appropriate professional qualifications or accounting or related financial management expertise . The Company also complied with Rule 3 . 10 A of the Listing Rules relating to the appointment of independent non - executive director representing at least one - third of the Board . Each of the independent non - executive Directors has confirmed his independence pursuant to Rule 3 . 13 of the Listing Rules and the Company considers each of them to be independent . None of the Directors has any personal relationship (including financial, business, family or other material/relevant relationship) with any other Director . As regards the CG Code provision requiring directors to disclose the number and nature of offices held in public companies or organizations and other significant commitments as well as their identity and the time involved to the issuer, the Directors have agreed to disclose their commitments to the Company in a timely manner .

Corporate Governance Report

INDUCTION AND CONTINUOUS PROFESSIONAL DEVELOPMENT

Each newly appointed Director is provided with necessary induction and information to ensure that he has a proper understanding of the Company's operations and businesses as well as his responsibilities under relevant status, laws, rules and regulations. Each newly appointed Director, namely Ms. Marina S. Bozilenko and Dr. Debra Yu, has obtained the legal advice referred to in Rule 3.09D of the Listing Rules that are applicable to her as director of a listed issuer and the possible consequences of making a false declaration or giving false information to the Stock Exchange on November 21, 2024 and November 22, 2024, respectively, and they confirmed they understood their obligations as directors of a listed issuer.

Directors should participate in appropriate continuous professional development to develop and refresh their knowledge and skills. Internally-facilitated briefings for Directors would be arranged and reading material on relevant topics would be provided to Directors where appropriate. All Directors are encouraged to attend relevant training courses at the Company's expenses.

The Company also arranges regular seminars to provide Directors with updates on latest development and changes in the Listing Rules and other relevant legal and regulatory requirements from time to time. The Directors are also provided with regular updates on the Company's performance, position and prospects to enable the Board as a whole and each Director to discharge their duties.

According to code provision C.1.4 of the CG Code, Directors should participate in appropriate continuous professional development to develop and refresh their knowledge and skills to ensure that their contribution to the Board remains informed and relevant.

Below is the record of participation in continuous professional development programme by the Directors in year 2024 relevant to the directors' duties and responsibilities, regulatory updates and business, financial and operational matters of the Group.

	Attending seminars/ conferences/ Forums	Giving talks at seminars/ conferences/ forums	Reading materials
Executive Director			
Dr. Yang Dajun	✓	✓	✓
Non-executive Directors			
Dr. Wang Shaomeng	✓	✓	✓
Dr. Lu Simon Dazhong	✓	✓	✓
Independent Non-executive Directors			
Mr. Ye Changqing	✓	✓	✓
Dr. Yin Zheng	✓	✓	✓
Mr. Ren Wei	✓	✓	✓
Dr. David Sidransky	✓	✓	✓
Ms. Marina S. Bozilenko *(appointed with effect from November 25, 2024)*	✓		
Dr. Debra Yu *(appointed with effect from November 25, 2024)*	✓		
Dr. Yin Zheng *(resigned with effect from June 7, 2024)*	✓	✓	✓

82 Ascentage Pharma Group International

ANNUAL REPORT 2024 83 Corporate Governance Report APPOINTMENT AND RE - ELECTION OF DIRECTORS The executive Directors entered into a service contract with the Company for a term of three years commencing from the Listing Date which may be terminated by either party and is subject to termination provisions therein and retirement and re - election at the AGMs in accordance with the Articles of Association or any other applicable laws from time to time whereby he shall vacate his office . Each of the non - executive Directors and independent non - executive Directors in office during the Reporting Period has entered into a letter of appointment with the Company for a term of three years commencing from the Listing Date (except for Dr . Sidransky, Ms . Bozilenko and Dr . Yu, whose terms of appointment are three years commencing on May 10 , 2021 , November 25 , 2024 , and November 25 , 2024 , respectively, being the date on which his/her appointment by the Board to fill a casual vacancy or re - election subsequent to such appointment is approved by the Shareholders), unless terminated by either party before expiry of the existing term and is subject to retirement by rotation in accordance with the Articles of Association . None of the Directors has a service agreement which is not determinable by the Group within one year without payment of compensation (other than statutory compensation) . In accordance with the provisions of the Articles of Association, every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years . A retiring Director shall be eligible for re - election ; any Director appointed by the Board to fill a casual vacancy shall hold office only until the first general meeting of Company after his appointment and be subject to re - election at such meeting ; and any Director appointed by the Board as an addition to the existing Board shall hold office only until the next following AGM and shall then be eligible for re - election . The procedures and process of appointment, re - appointment and continuation (or not) in service of any Director are set out in the Articles of Association . The Nomination Committee is responsible for reviewing the Board composition, monitoring the appointment, re - appointment and continuation (or not) in service of any Director . BOARD MEETINGS The Company has adopted the practice of holding board meetings regularly, at least four times a year, and at approximately quarterly intervals . Notices of not less than 14 days will be given for all regular board meetings to provide all Directors with an opportunity to attend and include matters in the agenda for a regular meeting . For other Board and Board Committee meetings, reasonable notice will generally be given . The agenda and accompanying board papers are dispatched to the Directors or committee members at least three days before the meetings to ensure that they have sufficient time to review the papers and be adequately prepared for the meetings . When directors or committee members are unable to attend a meeting, they will be advised of the matters to be discussed and given an opportunity to make their views known to the chairman prior to the meeting . The chairman held meetings with the independent non - executive Directors without the presence of other Directors during the Reporting Period . Minutes of the board meetings and committee meetings will be recorded in sufficient detail the matters considered by the Board and the committees and the decisions reached, including any concerns raised by the Directors . Draft minutes of each board meeting and committee meeting are/will be sent to the Directors for comments within a reasonable time after the date on which the meeting is held .

Ascentage Pharma Group International 84 Corporate Governance Report MODEL CODE We have also adopted our own code of conduct regarding securities transactions, namely the policy on management of securities transactions by directors (the “ Securities Transactions Code ” ), which applies to all Directors on terms not less exacting than the required standard indicated by the Model Code . Upon specific enquiry, all Directors confirmed that they have complied with the Model Code and the Securities Transactions Code during the Reporting Period . In addition, the Company is not aware of any non - compliance of the Model Code and the Securities Transactions Code by the senior management of the Group during the year under review . DELEGATION BY THE BOARD The Board reserves for its decision all major matters of the Company, including approval and monitoring of all policy matters, overall strategies and budgets, internal control and risk management systems, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other significant financial and operational matters . Director could have resource to seek independent professional advice in performing their duties at the Company ’ s expense and are encouraged to access and to consult with the Company ’ s senior management independently . The daily management, administration and operation of the Group are delegated to the senior management . The delegated functions and responsibilities are periodically reviewed by the Board . Approval has to be obtained from the Board prior to any significant transactions entered into by the management . CORPORATE GOVERNANCE FUNCTION The Board delegated the Company ’ s corporate governance functions to the Audit Committee to perform the following corporate governance duties : (a) to develop and review the Company ’ s policies and practices on corporate governance and make recommendations to the Board; (b) to review and monitor the training and continuous professional development of Directors and senior management of the Company; (c) to review and monitor the Company ’ s policies and practices on compliance with legal and regulatory requirements; (d) to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and directors of the Company; and (e) to review the Company ’ s compliance with the CG Code and disclosure in the Corporate Governance Report of the Company.

ANNUAL REPORT 2024 85 Corporate Governance Report REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT The Company has established a formal and transparent procedure for formulating policies on remuneration of Directors and senior management of the Group . Details of the remuneration of each of the Directors for the year ended December 31 , 2024 are set out in Note 9 and Note 39 (b) to the consolidated financial statements in this annual report . The biographies of the senior management are disclosed in the section headed “ Directors and Senior Management ” in this annual report . Remuneration paid to the top senior management (excluding the Directors) for the year ended December 31 , 2024 fell within the following bands as follows : No. of employees Remuneration Band 1 USD800,001 to USD1,000,000 0 USD600,001 to USD800,000 3 USD400,001 to USD600,000 0 USD200,000 to USD400,000 4 DIRECTORS ’ LIABILITY INSURANCE The Company has arranged appropriate insurance cover in respect of legal action against its Directors . BOARD COMMITTEES NOMINATION COMMITTEE The Nomination Committee was established on September 28 , 2019 and written terms of reference of the Nomination Committee have been adopted by the Board and are posted on the websites of the Company and the Stock Exchange . The Nomination Committee is comprised of three members, namely Marc E . Lippman, MD, Mr . Ren Wei and Dr . David Sidransky . Dr . Sidransky is the chairman of the Nomination Committee . The primary duties of the Nomination Committee include : – reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board and making recommendations on any proposed changes to the Board to complement the Company ’ s corporate strategy ; – making recommendation to the Board on the appointment or re - appointment of Directors and succession plans for Directors, in particular the chairman and the chief executive officer ; – identifying individuals suitably qualified to become Board members and selecting or making recommendations to the Board on the selection of individuals nominated for directorships ;

Ascentage Pharma Group International 86 Corporate Governance Report – assessing the independence of independent non - executive Directors; – evaluating the balance of Directors; – reviewing annually the time required from the non - executive Directors; and – making recommendation to the Board concerning (a) formulating succession plans for executive Directors and non - executive Directors ; (b) assessing the independence of the independent non - executive Directors ; (c) memberships of the Company ’ s audit and remuneration committees, in consultation with the chairman of those committees ; (d) the re - appointment of any non - executive Director at the conclusion of their specified term of office having given due regard to their performance and ability to continue to contribute to the Board in light of the knowledge, skills and experience required ; and (e) the continuation (or not) in service of any Director who has reached the age of 70 . During the year ended December 31 , 2024 , the Nomination Committee held 1 meeting during which the Nomination Committee has performed the following major works : – assessed the independence of the independent non - executive Directors of the Company; – reviewed the time required from non - executive Directors and applied performance assessment to assess whether non - executive Directors were spending enough time in fulfilling their duties ; – made recommendations to the Board on re - election of retiring Directors at the annual general meeting held on May 10 , 2024 ; – reviewed the structure, size and diversity of the Board; and – reviewed the board diversity policy of the Company. POLICY FOR THE NOMINATION OF DIRECTORS The Company follows a formal, considered and transparent procedure for the appointment of new Directors for the Board to achieve a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company ’ s strategic focus and specific business needs . Recognising the vitality of diversity for the Board, the Company has adopted a board diversity policy . The Nomination Committee reviews the structure, size and composition of the Board regularly and makes recommendation to the Board to complement the corporate strategy of the Company . The appointment of a new Director is a collective decision of the Board, taking into consideration the procedures for Shareholders to propose a person for election as a Director of the Company and the Board Diversity Policy . The Board believes that changes to the Board composition shall be managed without undue disruption, and shall continue to provide a balanced composition of the executive Directors, the non - executive Directors (including independent non - executive Directors) so that there is a strong independent element in the Board, which can effectively exercise independent judgement .

ANNUAL REPORT 2024 87 Corporate Governance Report BOARD DIVERSITY POLICY In order to enhance the effectiveness of the Board and to maintain the high standard of corporate governance, the Company has adopted a board diversity policy which sets out the objective and approach to achieve and maintain diversity of the Board . Pursuant to the board diversity policy, the Company seeks to achieve board diversity through the consideration of a number of factors when selecting the candidates to the Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural education background and length of service . The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to the Board . As at the date of this report, the Board consisted of both male and female Directors, the Board is of the opinion that board diversity (including gender diversity) has been achieved . The Board will continue to maintain board diversity and ensure the effectiveness of the Board Diversity Policy . The Nomination Committee is delegated by the Board to be responsible for compliance with relevant codes governing board diversity under the CG Code and has reviewed the board diversity policy from time to time to ensure its continued effectiveness . REMUNERATION COMMITTEE The Remuneration Committee was established on September 28 , 2019 and the revised written terms of reference of the Remuneration Committee have been adopted by the Board and are posted on the websites of the Company and the Stock Exchange . The Remuneration Committee is comprised of three members, namely Mr . Ren Wei, Dr . Debra Yu and Mr . Ye Changqing . Mr . Ren Wei is the chairman of the Remuneration Committee . The primary duties of the Remuneration Committee include : – making recommendations to the Board on all the Company ’ s remuneration policy and structure for the Directors and senior management and on the establishment of formal and transparent procedures for developing remuneration policy ; – being responsible for either (i) determining, with delegated responsibility by the Board, the remuneration packages of the individual executive Directors and Senior Management ; or (ii) making recommendations to the Board on the remuneration packages of individual executive Directors and Senior Management (this should include benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of office or appointment) ; – making recommendations to the Board on the remuneration of non - executive Directors ; – considering salaries paid by comparable companies, time commitment and responsibilities and employment conditions elsewhere in the Company ;

Ascentage Pharma Group International 88 Corporate Governance Report – reviewing and approving the remuneration packages of all Directors and senior management with reference to corporate goals and objectives resolved by the Board from time to time ; – reviewing and approving compensation payable to the executive directors and senior management for any loss or termination of office or appointment to ensure that it is consistent with contractual terms and is otherwise fair and reasonable and not excessive ; – reviewing and approving compensation arrangements relating to dismissal or removal of the Directors for misconduct to ensure that they are consistent with contractual terms and are otherwise reasonable and appropriate ; – ensuring that no Director or any of his/her associates is involved in deciding his/her own remuneration; – advising the Shareholders on how to vote with respect to any service contracts of the Directors that require the Shareholders ’ approval under the Listing Rules ; – reviewing the Company ’ s policy on expense reimbursements for the Directors and senior management; and – to review and/or approve matters relating to share schemes under Chapter 17 of the Listing Rules. During the year ended December 31 , 2024 , the Remuneration Committee held 1 meeting during which the Remuneration Committee has performed the following major works : – evaluated and reviewed the performance of executive Director and senior management for the year ended December 31 , 2022 and made recommendations to the Board on (i) the discretionary bonuses for the year ended December 31 , 2023 , and (ii) respective remuneration packages for the year ended December 31 , 2024 ; – made recommendations to the Board on the remuneration packages of non - executive Directors (including independent non - executive Directors) for the year ended December 31 , 2024 ; and – reviewed the terms of reference for Remuneration Committee under the Board of the Company. AUDIT COMMITTEE The Audit Committee was established on September 28 , 2019 and the revised terms of reference of the Audit Committee have been adopted by the Board and are posted on the websites of the Company and the Stock Exchange . The Audit Committee is comprised of three members, namely Mr . Ye Changqing, Dr . Lu Simon Dazhong and Ms . Marina Bozilenko with Mr . Ye Changqing possessing the appropriate accounting and financial management expertise as required under Rule 3 . 10 (2) of the Listing Rules . Mr . Ye Changqing is the chairman of the Audit Committee . None of the members of the Audit Committee is a former partner of the Company ’ s external auditor . The primary duties of the Audit Committee include: – making recommendations to the Board on the appointment, re - appointment and removal of the external auditor; – reviewing and monitoring the external auditor ’ s independence and objectivity and the effectiveness of the audit process in accordance with applicable standards ;

ANNUAL REPORT 2024 89 Corporate Governance Report – developing and implementing policies on engaging an external auditor to supply non - audit services; – discussing with the external auditor the nature and scope of the audit and relevant reporting obligation; – monitoring integrity of the Company ’ s financial statements, annual reports and accounts, half - year reports and reviewing significant financial reporting judgements contained therein ; – reviewing the Company ’ s financial controls, risk management and internal control systems; – ensuring co - ordination between the internal and external auditors; – reviewing the Company ’ s financial and accounting policies and practices; – reporting to the Board on the matters in the CG Code as set out in Appendix C1 to the Listing Rules; – preforming the corporate governance functions delegated by the Board; and – monitoring the Company ’ s environmental, social and governance issues. During the year ended December 31, 2024, the Audit Committee held 2 meetings during which the Audit Committee has performed the following major works: – acknowledged the letter from Ernst & Young regarding its independence; – reviewed and approved the consolidated results of the Group for the year ended December 31, 2023; – noted Ernst & Young ’ s report to the Audit Committee, including the draft management letter of the Directors; – reviewed and approved the draft audited consolidated financial statements of the Group and the reports of the Directors and Independent Auditors of the Company for the year ended December 31 , 2023 , and recommended to the Board for approval ; – reviewed the draft audited annual results announcement of the Group for the year ended December 31 , 2023 , and recommended to the Board for approval ; – reviewed and approved the fees charged by Ernst & Young for the non - audit services provided to the Group during the year ended December 31 , 2023 ; – considered the re - appointment of Ernst & Young as Independent Auditor of the Company for the financial statements of the Group for the year ended December 31 , 2024 , and recommended to the Board for shareholders ’ approval ; – reviewed the Company ’ s financial and accounting policies and practices; – reviewed the Company ’ s policies and practices related to corporate governance and make recommendations to the Board ;

Corporate Governance Report

- reviewed the training and continuous professional development of Directors and senior management;
- reviewed the Company's policies and practices regarding compliance with legal and regulatory requirements;
- reviewed the effectiveness of the risk management and internal control systems and internal audit function;
- reviewed the Company's compliance with the CG Code and disclosure in the Corporate Governance Report; and
- reviewed the unaudited interim results of the Group for the six months ended June 30, 2024 and its interim report, and recommended to the Board for approval.

Each of the Substantial Shareholders of the Company has provided with the Company a confirmation on compliance pursuant to their undertakings under the Deed of Non-Competition. The Audit Committee has reviewed the confirmations and noted that during the year ended December 31, 2024, each of the Substantial Shareholders of the Company has complied with the Deed of Non-Competition. The Audit Committee was not aware of any significant issues that would have an adverse impact on the effectiveness of the corporate governance measures.

ATTENDANCE RECORDS OF BOARD MEETINGS, BOARD COMMITTEE MEETING AND GENERAL MEETINGS

The attendance records of each Director and each member of the Board Committees of the Company at the relevant meetings held for the year ended December 31, 2024 are as follows:

	Actual Attendance/Number of Meetings a Director is entitled to attend				
	Board	Nomination Committee	Remuneration Committee	Audit Committee	General Meeting
No. of meetings held during the year	4	1	1	2	1
Executive Directors					
Dr. Yang Dajun	4	1	1	–	1
Non-executive Directors					
Dr. Wang Shaomeng	4	–	–	–	1
Dr. Lu Simon Dazhong	4	–	–	2	1
Independent Non-executive Directors					
Mr. Ye Changqing	4	–	–	2	1
Dr. Yin Zheng *(resigned with effect from June 7, 2024)*	2	1	1	1	1
Mr. Ren Wei	4	1	1	1	1
Dr. David Sidransky	4	–	–	–	1
Ms. Marina S. Bozilenko *(appointed with effect from November 25, 2024)*	–	–	–	–	–
Dr. Debra Yu *(appointed with effect from November 25, 2024)*	–	–	–	–	–

90 Ascentage Pharma Group International

ANNUAL REPORT 2024 91 Corporate Governance Report DIRECTORS ’ RESPONSIBILITIES FOR FINANCIAL REPORTING IN RESPECT OF FINANCIAL STATEMENTS The Directors acknowledge their responsibilities for preparing the financial statements for the year ended December 31 , 2024 and ensuring that the preparation of the accounts is in accordance with statutory requirements and applicable accounting standards . The Directors were not aware of any material uncertainties relating to events or conditions which may cast significant doubt upon the Group ’ s ability to continue as a going concern . The statement by the Independent Auditor of the Company regarding their reporting responsibilities on the consolidated financial statements of the Company is set out in the Independent Auditor ’ s Report on pages 97 and 98 of this annual report . The basis on which the Company generates or preserves value over the longer term and the strategy for delivering its objectives are explained in the sections headed “ Chairman ’ s Statement ” and “ Management Discussion and Analysis ” of this annual report . RISK MANAGEMENT AND INTERNAL CONTROL The Board is responsible for the Company ’ s risk management and internal control systems, for reviewing its effectiveness and to resolve material internal control defects (if any) on an ongoing basis . During the year ended December 31 , 2024 , the Group ’ s internal audit team and senior management conducted reviews of the effectiveness of the risk management and internal control systems of the Group, successively on Expense Reimbursements, Procurement and Contract Management processes . The Audit Committee reviewed the findings and recommendations of the internal audit team and the senior management in their meetings and reported to the Board on such review . There is an ongoing process to identify, evaluate and manage significant risks faced by the Group . The Group ’ s internal audit team and senior management make a yearly plan to cover multiple functions and processes, and at each quarter end, after the Audit Committee reviews the report and gives their opinion, the Group ’ s internal audit team and senior management will follow the progress of improvements made by the responsible party . The risk management and internal control systems are designed to manage, rather than eliminate business risk ; to help safeguard the Group ’ s assets against fraud and other irregularities ; and to give reasonable, but not absolute, assurance against material financial misstatement or loss . In addition, it should provide a basis for the maintenance of proper and fair accounting records and assist in the compliance with relevant rules and regulations . During the year ended December 31 , 2024 , the Board, through the Audit Committee, reviewed the overall effectiveness of the Group ’ s risk management and internal control systems, covering financial, operational and compliance controls and risk management functions, which included the adequacy of resources, qualifications and experience of staff of the accounting and financial reporting function, and their training programs and budget . The Board believes that there are no material internal control deficiencies that may affect the shareholders of the Company and an effective and adequate risk management and internal control system is in place to safeguard the assets of the Group . The Audit Committee and senior management together monitor the implementation of risk management policies on an ongoing basis to ensure the policies and implementation are effective and sufficient .

Ascentage Pharma Group International 92 Corporate Governance Report DISSEMINATION OF INSIDE INFORMATION With respect to the procedures and internal controls for the handling and dissemination of inside information, the Group has internal policy and procedures which strictly prohibit unauthorized use of inside information and has communicated to all staff ; the Board is aware of its obligations to announce any inside information in accordance with the Listing Rules and conducts the affairs with reference to the “ Guidelines on Disclosure of Inside Information ” issued by the Securities and Futures Commission in June 2012 . In addition, only Directors and delegated officers can act as the Group ’ s spokesperson and respond to external enquiries about the Group ’ s affairs . AUDITOR ’ S REMUNERATION For the year ended December 31 , 2024 , the total remuneration paid or payable to the Company ’ s auditors, Ernst & Young, for annual audit and non - audit services totally RMB 8 . 780 million . An analysis of the remuneration paid or payable to Ernst & Young is set out below : Description of services performed Amount (RMB ’ 000) Audit and audit related services Non - Audit services 7,900 880 Total 8 , 780 The Board and the Audit Committee have agreed on the re - appointment of Ernst & Young as the Independent Auditor of the Group for the year 2025 and the proposal will be submitted for approval at the 2025 AGM which is expected to be held on May 19 , 2025 . COMPANY SECRETARY The Company engages an external service provider to provide company secretarial services and Mr . Wong Cheung Ki Johnny has been appointed as the Company Secretary of the Company since July 2018 . Mr . Wong has assisted on the company secretarial matters of the Company since the Listing . On February 25 , 2025 , Mr . Wong has resigned as the Company Secretary and Ms . Chan Charmayne has been appointed as the Company Secretary in place of Mr . Wong . The primary contact person in the Company for Ms . Chan in relation to corporate secretarial matters is Ms . Stella Yang, the investor relations manager of the Company . For the year ended 31 December 2024 , Mr . Wong had complied with Rule 3 . 29 of the Listing Rules by taking no less than 15 hours of relevant professional training . Since Ms . Chan is an external service provider, Dr . Yang Dajun, the Chairman and Chief Executive Officer, would be the person at the Company whom Ms . Chan can contact according to code provision C . 6 . 1 of the code . COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS The Directors are aware of the importance of maintaining good relations and communications with the shareholders of the Company and in appropriate circumstances, the investment community at large . The Board established a Shareholders Communication Policy setting out the principles of the Company in relation to the communication between the shareholders, the investment community and the Company, with the objective of ensuring that its communication with the shareholders and the investment community are provided with ready, equal and timely access to material information of the Company in order to maintain an on - going dialogue with the Shareholders and to enable the Shareholders to exercise their rights in an informed manner . To ensure the shareholders of the Company are kept well informed of the Group ’ s key business imperatives, ranges of communication tools, such as AGMs, annual reports, various notices, announcements and circulars, are utilised by the Company for communication of information with the Shareholders .

ANNUAL REPORT 2024 93 Corporate Governance Report The Company has maintained a website at www . ascentagepharma . com which serves as a forum for corporate communications with the shareholders and the general public . All corporate communications required under the Listing Rules are displayed and archived since the Listing Date on the Company ’ s website and there are established procedures to ensure timely update in compliance with the Listing Rules . At the AGM, separate resolutions will be proposed by the Chairman in respect of each item on the agenda, including the re - election of the Directors . The chairman, the chairman of each of the Nomination Committee, the Remuneration Committee and the Audit Committee and members of senior management, together with representative(s) from the Independent Auditor, will attend the AGM to answer questions from the Shareholders . The notice of the AGM will be distributed to all shareholders at least 21 days prior to the AGM and the accompanying circular also sets out details of each proposed resolution and other relevant information as required under the Listing Rules . Overall, the Company considers the shareholders communication policy of the Group to be effective and adequate . The Company will continue to review the implementation and effectiveness of the policy by shareholders ’ feedback from the previous mentioned channel . SHAREHOLDERS ’ RIGHTS CONVENING AN EXTRAORDINARY GENERAL MEETING BY SHAREHOLDERS AND PUTTING FORWARD PROPOSALS Under the Articles of Association, an extraordinary general meeting ( “ EGM ” ) may be convened by the Board upon requisition by any one or more shareholders holding not less than one - tenth of the paid up capital of the Company having the right of voting at general meetings . The shareholder(s) shall make a written requisition to the Board or the Company Secretary at the Company ’ s principal place of business in Hong Kong, specifying the shareholding information of the shareholder(s), his/her/its contact details and the proposal regarding any specifying transaction/ business and its supporting documents . If within 21 days of deposit of such written requisition, the Board fails to proceed to convene such EGM, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company . MAKING ENQUIRIES TO THE BOARD The shareholders of the Company shall direct their questions about their shareholdings to the Company ’ s Hong Kong Branch Share Registrar, Tricor Investor Services Limited at 17 /F, Far East Finance Centre, 16 Harcourt Road, Hong Kong . In addition, the shareholders and the investors may at any time contact either the Company ’ s Investor Relations Department or the Company Secretary to enquire about the information published by the Company .

Ascentage Pharma Group International 94 Corporate Governance Report POLICY ON PAYMENT OF DIVIDENDS We are a holding company incorporated in the Cayman Islands . We have never declared or paid any dividends on our ordinary shares or preferred shares . We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements . Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations . In addition, our PRC subsidiaries are required to set aside at least 10 % of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50 % of their respective registered capital . Our PRC subsidiaries may also allocate a portion of its after - tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion . These reserves are not distributable as cash dividends . Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us . In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries ’ ability to pay dividends and other distributions to us . We currently intend to retain all available funds and any future earnings, if any, to fund the research and development of our product candidates and we do not anticipate paying any cash dividends in the foreseeable future . CONSTITUTIONAL DOCUMENTS During the year ended December 31 , 2024 , no amendments were made to the constitutional documents of the Company . The Articles of Association are available on the websites of the Company (www . ascentagepharma . com) and the Stock Exchange (www . hkexnews . hk) . Publication of Environmental, Social and Governance Report Disclosures relating to the material environmental, social and governance issues identified for the Reporting Period are included in the Company ’ s environmental, social and governance report pursuant to the requirements of Appendix C 2 to the Listing Rules . The Company ’ s environmental, social and governance report is available on the Company ’ s website under the “ Investor Relations ” section or the Stock Exchange ’ s website . SHARE SCHEMES The Remuneration Committee has reviewed the share schemes of the Company and the new grants during the Reporting Period . In particular, the Remuneration Committee has reviewed the effectiveness and appropriateness of using share schemes to incentivize the existing and incoming Directors, senior management and employees for their contribution to the Group, and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company . During the review process, the Remuneration Committee has taken into factors, such as the financial, business and operation performance of the Company, the scheme rules of the share schemes, the number of shares or options granted and to be granted to share scheme participants, the need and the industry practice to use share schemes to motivate the Company ’ s employees etc . Based on the above review, the Remuneration Committee is of the view that the share schemes and the new grants during the Reporting Period are in the interests of the Company and its shareholders and therefore has given approval on relevant matters relating to share schemes during the Reporting Period .

ANNUAL REPORT 2024 95 Independent Auditor ’ s Report Ernst & Young 27/F, One Taikoo Place 979 King ’ s Road Quarry Bay, Hong Kong ᆹ≨ᴳ䀸ᑛһउᡰ 俉⑟刲冊⎼㤡ⲷ䚃 979 㲏 ཚਔൺаᓗ 27 ⁃ Tel 䴫䂡 : +852 2846 9888 Fax ۣⵏ : +852 2868 4432 ey.com Independent auditor ’ s report To the shareholders of Ascentage Pharma Group International (Incorporated in the Cayman Islands with limited liability) OPINION We have audited the consolidated financial statements of Ascentage Pharma Group International (the “ Company ” ) and its subsidiaries (the “ Group ” ) set out on pages 99 to 182 , which comprise the consolidated statement of financial position as at December 31 , 2024 , and the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information . In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31 , 2024 , and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (the “ IASB ” ) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance . BASIS FOR OPINION We conducted our audit in accordance with Hong Kong Standards on Auditing ( “ HKSAs ” ) issued by the Hong Kong Institute of Certified Public Accountants ( “ HKICPA ” ) . Our responsibilities under those standards are further described in the Auditor ’ s responsibilities for the audit of the consolidated financial statements section of our report . We are independent of the Group in accordance with the HKICPA ’ s Code of Ethics for Professional Accountants (the “ Code ” ), and we have fulfilled our other ethical responsibilities in accordance with the Code . We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion . KEY AUDIT MATTERS Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period . These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters . For each matter below, our description of how our audit addressed the matter is provided in that context . We have fulfilled the responsibilities described in the Auditor ’ s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters . Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements . The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements .

Ascentage Pharma Group International 96 Independent Auditor ’ s Report KEY AUDIT MATTERS (Continued) Key audit matter How our audit addressed the key audit matter Risk of misstatement of research and development expenses For the year ended December 31 , 2024 , the Group incurred research and development ( “ R&D ” ) expenses amounting to RMB 947 , 245 , 000 . Clinical trial expenses and service fees paid to contract research organizations ( “ CROs ” ) are the main components of R&D expenses . The R&D activities with these CROs are documented in the detailed agreements and are billed usually based on the milestones . Allocation of these R&D expenses to the appropriate financial reporting periods based on the progress of the R&D activities involves management estimation . The disclosures about accounting policies of R&D expense recognition are included in note 2 . 4 “ Material accounting policies ” and note 3 “ Significant accounting judgements and estimates ” to the consolidated financial statements . We obtained an understanding of the internal controls over the R&D expenses recognition process, performed walkthroughs and test of controls, and assessed the effectiveness of the design and implementation of the relevant internal controls . We inquired management about the reasons for periodical fluctuations in R&D expenses and assessed reasonableness of those fluctuations . We, on a sampling basis, reviewed the terms in R&D related agreements and evaluated the measurement basis of the R&D expenses and relevant accruals with the reference to the progress reported by the relevant CROs and/or the audit confirmation . We, on a sampling basis, reviewed R&D expenses payments and other supporting documents in both current and subsequent periods to determine whether those expenses were recorded in the appropriate financial reporting periods . We also focused on the adequacy of the disclosures of the R&D expenses in the consolidated financial statements.

ANNUAL REPORT 2024 97 Independent Auditor ’ s Report OTHER INFORMATION INCLUDED IN THE ANNUAL REPORT The directors of the Company are responsible for the other information . The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor ’ s report thereon . Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon . In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated . If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact . We have nothing to report in this regard . RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error . In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group ’ s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so . The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group ’ s financial reporting process . AUDITOR ’ S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor ’ s report that includes our opinion . Our report is made solely to you, as a body, and for no other purpose . We do not assume responsibility towards or accept liability to any other person for the contents of this report . Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists . Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements . As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit . We also : • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion . The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control .

Ascentage Pharma Group International 98 Independent Auditor ’ s Report AUDITOR ’ S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued) • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group ’ s internal control . • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors . • Conclude on the appropriateness of the directors ’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group ’ s ability to continue as a going concern . If we conclude that a material uncertainty exists, we are required to draw attention in our auditor ’ s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion . Our conclusions are based on the audit evidence obtained up to the date of our auditor ’ s report . However, future events or conditions may cause the Group to cease to continue as a going concern . • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation . • Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements . We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit . We remain solely responsible for our audit opinion . We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit . We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied . From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters . We describe these matters in our auditor ’ s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication . The engagement partner on the audit resulting in this independent auditor ’ s report is Lau Kwok Wa Lawrence . Ernst & Young Certified Public Accountants Hong Kong April 16, 2025

Consolidated Statement of Profit or Loss

Year ended December 31, 2024

	Notes	2024 RMB'000	2023 RMB'000
REVENUE	5	**980,650**	221,984
Cost of sales		**(29,085)**	(30,543)
Gross profit		**951,565**	191,441
Other income and gains	5	**57,359**	59,316
Selling and distribution expenses		**(195,998)**	(195,387)
Administrative expenses		**(187,125)**	(181,076)
Research and development expenses		**(947,245)**	(706,972)
Other expenses	7	**(9,075)**	(5,203)
Finance costs	8	**(64,455)**	(96,057)
Share of (loss)/profit of a joint venture	18	**(281)**	1,076
LOSS BEFORE TAX	6	**(395,255)**	(932,862)
Income tax (expense)/credit	11	**(10,425)**	7,150
LOSS FOR THE YEAR		**(405,680)**	(925,712)
Attributable to:			
Owners of the parent		**(405,433)**	(925,637)
Non-controlling interests		**(247)**	(75)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT			
Basic and diluted			
– For loss for the year (RMB)	13	**(1.34)**	(3.28)

ANNUAL REPORT 2024 99

Ascentage Pharma Group International 100 Consolidated Statement of Comprehensive Loss Year ended December 31, 2024 LOSS FOR THE YEAR OTHER COMPREHENSIVE INCOME Other comprehensive income that may be reclassified to profit or loss in subsequent periods: Exchange differences on translation of foreign operations Other comprehensive income that will not be reclassified to profit or loss in subsequent periods: Exchange differences on translation of the Company OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX TOTAL COMPREHENSIVE LOSS FOR THE YEAR Attributable to: Owners of the parent Non - controlling interests 2023 2024 RMB ’ 000 RMB ’ 000 (925,712) (405,680) 20,593 2,829 5,666 4,120 26,259 6,949 (899,453) (398,731) (899,378) (398,484) (75) (247)

Consolidated Statement of Financial Position

December 31, 2024

	Notes	2024 RMB'000	2023 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	14	**849,450**	905,815
Right-of-use assets	15(a)	**56,109**	51,252
Goodwill	16	**24,694**	24,694
Other intangible assets	17	**75,998**	85,446
Investment in a joint venture	18	**32,717**	16,998
Financial assets at fair value through profit or loss ("**FVTPL**")	19	**1,141**	1,951
Deferred tax assets	20	**44,236**	59,842
Other non-current assets	21	**59,303**	10,217
Total non-current assets		**1,143,648**	1,156,215
CURRENT ASSETS			
Inventories	22	**6,597**	16,167
Trade receivables	23	**83,143**	145,893
Prepayments, other receivables and other assets	24	**123,211**	88,285
Cash and bank balances	25	**1,261,211**	1,093,833
Total current assets		**1,474,162**	1,344,178
CURRENT LIABILITIES			
Trade payables	26	**91,966**	72,445
Other payables and accruals	27	**258,098**	206,914
Contract liabilities	28	**37,485**	38,410
Interest-bearing bank and other borrowings	29	**779,062**	616,404
Total current liabilities		**1,166,611**	934,173
NET CURRENT ASSETS		**307,551**	410,005
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,451,199**	1,566,220

ANNUAL REPORT 2024 101

Consolidated Statement of Financial Position *(Continued)*

December 31, 2024

	Notes	2024 RMB'000	2023 RMB'000
NON-CURRENT LIABILITIES			
Contract liabilities	28	**248,460**	251,189
Interest-bearing bank and other borrowings	29	**889,435**	1,179,191
Deferred tax liabilities	20	**5,368**	10,549
Long-term payables	30	**–**	18,299
Deferred income	31	**27,500**	36,360
Other non-current liabilities		**6,274**	–
Total non-current liabilities		**1,177,037**	1,495,588
Net assets		**274,162**	70,632
EQUITY			
Equity attributable to owners of the parent			
Share capital	32	**214**	197
Treasury shares	32	**(8)**	(21,351)
Reserves	33	**263,988**	81,571
		264,194	60,417
Non-controlling interests		**9,968**	10,215
Total equity		**274,162**	70,632

Dr. Yang Dajun
Director

Dr. Wang Shaomeng
Director

102 Ascentage Pharma Group International

Consolidated Statement of Changes in Equity

Year ended December 31, 2024

	Attributable to owners of the parent								
	Share capital RMB'000	Treasury shares RMB'000	Share premium RMB'000	Capital and reserves RMB'000	Exchange fluctuation reserve RMB'000	Accumulated losses RMB'000	Total RMB'000	Non-controlling interests RMB'000	Total equity RMB'000
At January 1, 2024	197	(21,351)	5,951,154	(371,441)	(133,020)	(5,365,122)	60,417	10,215	70,632
Loss for the year	-	-	-	-	-	(405,433)	(405,433)	(247)	(405,680)
Other comprehensive income for the year:									
Exchange differences on translation of operations	-	-	-	-	6,949	-	6,949	-	6,949
Total comprehensive loss for the year	-	-	-	-	6,949	(405,433)	(398,484)	(247)	(398,731)
Issue of ordinary shares	17	-	533,923	-	-	-	533,940	-	533,940
Repurchase of ordinary shares	-	(1,959)	-	-	-	-	(1,959)	-	(1,959)
Equity-settled share-based payments									
– Restricted share unit ("**RSU**") expenses	-	-	-	20,924	-	-	20,924	-	20,924
– Exercise of pre-IPO share options	-	-	11,379	(11,373)	-	-	6	-	6
– Vesting of RSUs	-	14,671	7,954	(22,625)	-	-	-	-	-
Equity-settled bonus	-	8,631	40,719	-	-	-	49,350	-	49,350
At December 31, 2024	214	(8)	6,545,129*	(384,515)*	(126,071)*	(5,770,555)*	264,194	9,968	274,162

ANNUAL REPORT 2024 103

Consolidated Statement of Changes in Equity *(Continued)*

Year ended December 31, 2024

	Attributable to owners of the parent								
	Share capital RMB'000	Treasury shares RMB'000	Share premium RMB'000	Capital and reserves RMB'000	Exchange fluctuation reserve RMB'000	Accumulated losses RMB'000	Total RMB'000	Non-controlling interests RMB'000	Total equity RMB'000
At January 1, 2023	180	(26,552)	5,393,029	(359,235)	(159,279)	(4,439,485)	408,658	–	408,658
Loss for the year	–	–	–	–	–	(925,637)	(925,637)	(75)	(925,712)
Other comprehensive income for the year:									
Exchange differences on translation of operations	–	–	–	–	26,259	–	26,259	–	26,259
Total comprehensive loss for the year	–	–	–	–	26,259	(925,637)	(899,378)	(75)	(899,453)
Capital contribution from a non-controlling shareholder of a subsidiary	–	–	–	–	–	–	–	10,290	10,290
Issue of ordinary shares	15	–	470,066	–	–	–	470,081	–	470,081
Repurchase of ordinary shares	–	(5,923)	–	–	–	–	(5,923)	–	(5,923)
Equity-settled share-based payments									
– Pre-IPO share option expenses	–	–	–	3,750	–	–	3,750	–	3,750
– RSU expenses	–	–	–	27,753	–	–	27,753	–	27,753
– Exercise of pre-IPO share options	1	–	18,354	(18,347)	–	–	8	–	8
– Vesting of RSUs	–	11,123	14,239	(25,362)	–	–	–	–	–
Equity-settled bonus	1	1	55,466	–	–	–	55,468	–	55,468
At December 31, 2023	197	(21,351)	5,951,154*	(371,441)*	(133,020)*	(5,365,122)*	60,417	10,215	70,632

* These reserve accounts comprise the consolidated reserves of RMB263,988,000 (2023: RMB81,571,000) in the consolidated statement of financial position.

104 Ascentage Pharma Group International

Consolidated Statement of Cash Flows

Year ended December 31, 2024

	Notes	2024 RMB'000	2023 RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before tax		(395,255)	(932,862)
Adjustments for:			
Depreciation of property, plant and equipment	6	71,184	55,281
Depreciation of investment property	6	–	15,883
Depreciation of right-of-use assets	6	11,134	11,632
Amortization of intangible assets	6	10,851	10,399
Equity-settled share-based payments	6	20,924	31,503
Loss/(gain) on disposal of items of property, plant and equipment	6	50	(4)
Gain on disposal of items of lease	6	(85)	–
Fair value loss on financial assets measured at FVTPL	6	832	699
Fair value gain on derivative financial instruments	6	–	(2,822)
Finance costs	8	64,455	96,057
Share of profit of a joint venture	18	281	(1,076)
Foreign exchange gain	6	(6,694)	(1,621)
		(222,323)	(716,931)
Increase in restricted bank balances		(96)	(7,936)
Decrease/(Increase) in inventories		9,570	(6,719)
Decrease/(Increase) in trade receivables		62,750	(91,537)
Increase in prepayments, other receivables and other assets		(14,421)	(7,841)
Increase in other non-current assets		(48,950)	(3,552)
Increase/(Decrease) in trade payables		19,521	(23,114)
Increase in other payables and accruals		78,506	48,573
(Decrease)/Increase in contract liabilities		(3,654)	81,620
Increase in deferred income		7,740	1,360
Cash used in operations		(111,357)	(726,077)
Net cash flows used in operating activities		(111,357)	(726,077)

ANNUAL REPORT 2024 105

Consolidated Statement of Cash Flows *(Continued)*

Year ended December 31, 2024

	Notes	2024 RMB'000	2023 RMB'000
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment		(24,289)	(46,108)
Proceeds from disposal of items of property, plant and equipment		-	14
Purchase of items of other intangible assets		-	(10,736)
Payment of contingent consideration from acquisition of a subsidiary		(9,516)	(20,000)
(Placement)/Maturity in time deposits with original maturity of more than three months		(312,230)	98,752
Investment in a joint venture		(16,000)	-
Net cash flows (used in)/from investing activities		(362,035)	21,922
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		533,940	470,081
Payments of repurchase of shares		-	(5,923)
Proceeds from exercise of share options		6	8
Interest paid		(60,556)	(92,348)
New bank loans		535,923	953,500
Repayment of bank loans		(672,850)	(956,091)
Principal portion of lease payments		(8,413)	(10,766)
Capital contribution from non-controlling shareholders of a subsidiary		-	10,290
Listing expense paid		(13,283)	-
Net cash flows from financing activities		314,767	368,751
NET DECREASE IN CASH AND CASH EQUIVALENTS		(158,625)	(335,404)
Cash and cash equivalents at beginning of year		1,038,048	1,345,639
Effect of foreign exchange rate changes, net		13,677	27,813
CASH AND CASH EQUIVALENTS AT END OF YEAR		893,100	1,038,048
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and cash equivalents at end of year	25	893,100	1,038,048
Restricted bank balances	25	24,633	24,537
Time deposits with original maturity of more than three months	25	343,478	31,248
Cash and bank balances at end of year		1,261,211	1,093,833

106 Ascentage Pharma Group International

Notes to the Consolidated Financial Statements
December 31, 2024

1. CORPORATE AND GROUP INFORMATION

The Company is a limited liability company incorporated in the Cayman Islands on November 17, 2017. The registered office of the Company is located at the office of Walkers Corporate Limited, with the registered address of 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The Company is an investment holding company. The Company became the holding company of the subsidiaries upon completion of the reorganization in July 2018. The Company is a global biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global medical needs primarily in hematological malignancies.

The shares of the Company have been listed on the Main Board of the Stock Exchange of Hong Kong Limited (the "Stock Exchange") since October 28, 2019. In January 2025, the Company completed an initial public offering ("IPO") with the NASDAQ.

Information about subsidiaries

Particulars of the Company's principal subsidiaries are as follows:

Company name	Place and date of incorporation/ registration and place of business	Nominal value of issued/registered share capital	Percentage of equity interests attributable to the Company		Principal business
			Direct	Indirect	
Suzhou Ascentage Pharma Co., Ltd.*# (蘇州亞盛藥業有限公司) ("**Suzhou Yasheng**")	PRC/Mainland China June 1, 2016	Renminbi ("**RMB**") 2,000,000,000	–	100%	Medical research and development
Guangzhou Healthquest Pharma Co., Ltd.*# (廣州順健生物醫藥科技有限公司) ("**Healthquest Pharma**")	PRC/Mainland China July 3, 2012	RMB 150,000,000	–	100%	Clinical development and sale of products
Ascentage Pharma Group Inc.	United States of America ("**United States**") November 4, 2015	US$15	–	100%	Clinical trials
Shanghai Centagen Pharma Co., Ltd.*# (上海盛迪健醫藥有限公司)	PRC/Mainland China January 27, 2022	RMB30,000,000	–	100%	Sale of products
Suzhou Shenghe Innovation Works Biotech Co., Ltd.*# (蘇州盛合創新工場生物技術有限公司)	PRC/Mainland China September 21, 2022	RMB500,000	–	100%	Rental of building to group companies

* The English names of the companies registered in the PRC represent the best efforts made by the management of the Company in directly translating the Chinese names of these companies as no English names have been registered.

\# These entities are limited liability companies established in the PRC.

ANNUAL REPORT 2024 107

Ascentage Pharma Group International 108 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES 1. Basis of preparation These financial statements have been prepared in accordance with IFRS Accounting Standards (which include all International Financial Reporting Standards, International Accounting Standards ( “ IASs ” ) and interpretations) approved by the International Accounting Standards Board (the “ IASB ” ) and the disclosure requirements of the Hong Kong Companies Ordinance . These have been prepared under the historical cost convention, except for financial assets at FVTPL and derivative financial instruments which have been measured at fair value . These financial statements are presented in RMB and all values are rounded to the nearest thousand except when otherwise indicated . Basis of consolidation The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively referred to as the “ Group ” ) for the year ended December 31 , 2024 . A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company . Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i . e . , existing rights that give the Group the current ability to direct the relevant activities of the investee) . Generally, there is a presumption that a majority of voting rights results in control . When the Company has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including : (a) the contractual arrangement with the other vote holders of the investee; (b) rights arising from other contractual arrangements; and (c) the Group ’ s voting rights and potential voting rights. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies . The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases . Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non - controlling interests, even if this results in the non - controlling interests having a deficit balance . All intra - group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation . The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above . A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction . If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, any non - controlling interest and the exchange fluctuation reserve ; and recognizes the fair value of any investment retained and any resulting surplus or deficit in profit or loss . The Group ’ s share of components previously recognized in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities .

ANNUAL REPORT 2024 109 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 2.2 Changes in accounting policies and disclosures The Group has adopted the following revised IFRS Accounting Standards for the first time for the current year ’ s financial statements. Amendments to IFRS 16 Amendments to IAS 1 Amendments to IAS 1 Amendments to IAS 7 IFRS 7 Lease Liability in a Sale and Leaseback Classification of Liabilities as Current or Non - current (the “ 2020 Amendments ” ) Non - current Liabilities with Covenants (the “ 2022 Amendments ” ) Supplier Finance Arrangements The nature and the impact of the revised IFRS Accounting Standards are described below: (a) Amendments to IFRS 16 specify the requirements that a seller - lessee uses in measuring the lease liability arising in a sale and leaseback transaction to ensure the seller - lessee does not recognize any amount of the gain or loss that relates to the right of use it retains . Since the Group has no sale and leaseback transactions with variable lease payments that do not depend on an index or a rate occurring from the date of initial application of IFRS 16 , the amendments did not have any impact on the financial position or performance of the Group . (b) The 2020 Amendments clarify the requirements for classifying liabilities as current or non - current, including what is meant by a right to defer settlement and that a right to defer must exist at the end of the reporting period . Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement . The amendments also clarify that a liability can be settled in its own equity instruments, and that only if a conversion option in a convertible liability is itself accounted for as an equity instrument would the terms of a liability not impact its classification . The 2022 Amendments further clarify that, among covenants of a liability arising from a loan arrangement, only those with which an entity must comply on or before the reporting date affect the classification of that liability as current or non - current . Additional disclosures are required for non - current liabilities that are subject to the entity complying with future covenants within 12 months after the reporting period . The Group has reassessed the terms and conditions of its liabilities as at January 1 , 2023 and 2024 and concluded that the classification of its liabilities as current or non - current remained unchanged upon initial application of the amendments . Accordingly, the amendments did not have any impact on the financial position or performance of the Group . (c) Amendments to IAS 7 and IFRS 7 clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements . The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity ’ s liabilities, cash flows and exposure to liquidity risk . As the Group does not have supplier finance arrangements, the amendments did not have any impact on the Group ’ s financial statements .

Ascentage Pharma Group International 110 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 2.3 Issued but not yet effective IFRS accounting standards The Group has not applied the following new and revised IFRS Accounting Standards, that have been issued but are not yet effective, in these financial statements . The Group intends to apply these new and revised IFRS Accounting Standards, if applicable, when they become effective . Presentation and Disclosure in Financial Statements 3 Subsidiaries without Public Accountability: Disclosures 3 Amendments to the Classification and Measurement of Financial Instruments 2 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture 4 Lack of Exchangeability 1 Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7 2 IFRS 18 IFRS 19 Amendments to IFRS 9 and IFRS 7 Amendments to IFRS 10 and IAS 28 Amendments to IAS 21 Annual Improvements to IFRS Accounting Standards – Volume 11 Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature - dependent Electricity 2 1 2 3 4 Effective for annual periods beginning on or after January 1, 2025 Effective for annual periods beginning on or after January 1, 2026 Effective for annual/reporting periods beginning on or after January 1, 2027 No mandatory effective date yet determined but available for adoption The Group is in the process of making an assessment of the impact of these new and revised IFRS Accounting Standards upon initial application . IFRS 18 is expected to be applicable to the Group . IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specific totals and subtotals . It also requires disclosure of management - defined performance measures in a note and introduces new requirements for aggregation and disaggregation of financial information . The new requirements are expected to impact the Group ’ s presentation of the statement of profit or loss and disclosures of the Group ’ s financial performance . So far, the Group considers that the new and revised standards are unlikely to have a significant impact on the Group ’ s results of operations and financial position .

ANNUAL REPORT 2024 111 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 2.4 Material accounting policies Investments in joint venture A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture . Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control . The Group ’ s investments in joint ventures are stated in the consolidated statement of financial position at the Group ’ s share of net assets under the equity method of accounting, less any impairment losses . Adjustments are made to bring into line any dissimilar accounting policies that may exist . The Group ’ s share of the post - acquisition results and other comprehensive income of joint ventures is included in the consolidated statement of profit or loss and consolidated other comprehensive income, respectively . In addition, when there has been a change recognized directly in the equity of the joint venture, the Group recognizes its share of any changes, when applicable, in the consolidated statement of changes in equity . Unrealized gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Group ’ s investments in the joint ventures, except where unrealized losses provide evidence of an impairment of the assets transferred . Goodwill arising from the acquisition of joint ventures is included as part of the Group ’ s investments in joint ventures . Goodwill Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non - controlling interests and any fair value of the Group ’ s previously held equity interests in the acquiree over the identifiable assets acquired and liabilities assumed . If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase . After initial recognition, goodwill is measured at cost less any accumulated impairment losses . Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired . The Group performs its annual impairment test of goodwill as at December 31 . For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group ’ s cash - generating units, or groups of cash - generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units . Impairment is determined by assessing the recoverable amount of the cash - generating unit (group of cash - generating units) to which the goodwill relates . Where the recoverable amount of the cash - generating unit (group of cash - generating units) is less than the carrying amount, an impairment loss is recognized . An impairment loss recognized for goodwill is not reversed in a subsequent period . Where goodwill has been allocated to a cash - generating unit (or group of cash - generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal . Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash - generating unit retained .

Ascentage Pharma Group International 112 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 2.4 Material accounting policies (Continued) Fair value measurement The Group measures its financial asset at FVTPL and derivative financial instruments at fair value at the end of each reporting period . Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date . The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability . The principal or the most advantageous market must be accessible by the Group . The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest . A fair value measurement of a non - financial asset takes into account a market participant ’ s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use . The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs . All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole : Level 1 Level 2 Level 3 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period . Impairment of non - financial assets Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and non - current assets), the asset ’ s recoverable amount is estimated . An asset ’ s recoverable amount is the higher of the asset ’ s or cash - generating unit ’ s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash - generating unit to which the asset belongs . In testing a cash - generating unit for impairment, a portion of the carrying amount of a corporate asset (e . g . , a headquarters building) is allocated to an individual cash - generating unit if it can be allocated on a reasonable and consistent basis or, otherwise, to the smallest group of cash - generating units .

ANNUAL REPORT 2024 113 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 4. Material accounting policies (Continued) Impairment of non - financial assets (Continued) An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount . In assessing value in use, the estimated future cash flows are discounted to their present value using a pre - tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset . An impairment loss is charged to the statement of profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset . An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased . If such an indication exists, the recoverable amount is estimated . A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years . A reversal of such an impairment loss is credited to the statement of profit or loss in the period in which it arises . Related parties A party is considered to be related to the Group if: (a) the party is a person or a close member of that person ’ s family and that person: (i) has control or joint control over the Group; (ii) has significant influence over the Group; or (iii) is a member of the key management personnel of the Group or of a parent of the Group; or (b) the party is an entity where any of the following conditions applies: (i) the entity and the Group are members of the same group; (ii) one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity); (iii) the entity and the Group are joint ventures of the same third party; (iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity; (v) the entity is a post - employment benefit plan for the benefit of employees of either the Group or an entity related to the Group; (vi) the entity is controlled or jointly controlled by a person identified in (a); (vii) a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and (viii) the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

Ascentage Pharma Group International 114 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 2.4 Material accounting policies (Continued) Property, plant and equipment and depreciation Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses . The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use . Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of profit or loss in the period in which it is incurred . In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement . Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly . Depreciation is calculated on the straight - line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life . The principal annual rates used for this purpose are as follows : Buildings Leasehold improvements Furniture and equipment Motor vehicles 4.75% 20% to 33.33% 9.5% to 31.67% 23.75% Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately . Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end . An asset ’ s carrying amount is written down immediately to its recoverable amount if the asset ’ s carrying amount is greater than its estimated recoverable amount . An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal . Any gain or loss on disposal or retirement recognized in the statement of profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset . Construction in progress is stated at cost less any impairment losses, and is not depreciated . It is reclassified to the appropriate category of property, plant and equipment when completed and ready for use .

ANNUAL REPORT 2024 115 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 2.4 Material accounting policies (Continued) Intangible assets (other than goodwill) Intangible assets acquired separately are measured on initial recognition at cost . The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition . The useful lives of intangible assets are assessed to be either finite or indefinite . Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired . The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end . Intangible assets are amortized on the straight - line basis over the following useful economic lives : Software Patent License 3 to 10 years 14 years 20 years The useful lives of software are assessed by the Group considering different purpose and usage of the software, and the authorized period for use . The useful life of patents is assessed by the Group based on the remaining and foreseeable patent protection period after acquisition . The useful life of purchased license is assessed by considering the expected usage of the license by the Group . Research and development costs All research costs are charged to the statement of profit or loss as incurred . Expenditure incurred on projects to develop new products is capitalized and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development . Product development expenditure which does not meet these criteria is expensed when incurred . During the reporting period, all expenses incurred for research and development activities were regarded as research expenses and therefore were expensed when incurred . Leases The Group assesses at contract inception whether a contract is, or contains, a lease . A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration . Group as a lessee The Group applies a single recognition and measurement approach for all leases, except for short - term leases and leases of low - value assets . The Group recognizes lease liabilities to make lease payments and right - of - use assets representing the right to use the underlying assets .

Ascentage Pharma Group International 116 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 4. Material accounting policies (Continued) Leases (Continued) Group as a lessee (Continued) (a) Right - of - use assets Right - of - use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use) . Right - of - use assets are measured at cost, less accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities . The cost of right - of - use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received . Right - of - use assets are depreciated on a straight - line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows : Leasehold land Buildings 30 years 2 to 7 years If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset . (b) Lease liabilities Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term . The lease payments include fixed payments (including in - substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees . The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate the lease . The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs . In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable . After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made . In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e . g . , a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset . The Group ’ s lease liabilities are included in interest - bearing bank and other borrowings .

ANNUAL REPORT 2024 117 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 2.4 Material accounting policies (Continued) Leases (Continued) Group as a lessee (Continued) (c) Short - term leases and leases of low - value assets The Group applies the short - term lease recognition exemption to its short - term leases of machinery and equipment (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) . It also applies the recognition exemption for leases of low - value assets to leases of office equipment that are considered to be of low value . Lease payments on short - term leases and leases of low - value assets are recognized as an expense on a straight - line basis over the lease term . Investments and other financial assets Initial recognition and measurement Financial assets are classified, at initial recognition, as subsequently measured at amortized cost and fair value through profit and loss . The classification of financial assets at initial recognition depends on the financial asset ’ s contractual cash flow characteristics and the Group ’ s business model for managing them . With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value plus in the case of a financial asset not at FVTPL, transaction costs . Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “ Revenue recognition ” below . In order for a financial asset to be classified and measured at amortized cost, it needs to give rise to cash flows that are solely payments of principal and interest ( “ SPPI ” ) on the principal amount outstanding . Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model . The Group ’ s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows . The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both . Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling . Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss . Purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset .

Ascentage Pharma Group International 118 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 4. Material accounting policies (Continued) Investments and other financial assets (Continued) Subsequent measurement The subsequent measurement of financial assets depends on their classification as follows : Financial assets at amortized cost (debt instruments) Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment . Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired . Financial assets at FVTPL Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss . This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at FVOCI . Dividends on the equity investments are also recognized as other income in the statement of profit or loss when the right of payment has been established . Derecognition of financial assets A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i . e . , removed from the Group ’ s consolidated statement of financial position) when : • the rights to receive cash flows from the asset have expired; or • the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “ pass - through ” arrangement ; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset . When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass - through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset . When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group ’ s continuing involvement . In that case, the Group also recognizes an associated liability . The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained . Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay .

ANNUAL REPORT 2024 119 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 2.4 Material accounting policies (Continued) Impairment of financial assets The Group recognizes an allowance for expected credit losses ( “ ECLs ” ) for all debt instruments not held at fair value through profit or loss . ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate . The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms . General approach ECLs are recognized in two stages . For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12 - month ECL) . For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL) . At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition . When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward - looking information . The Group considers a financial asset in default when contractual payments are 120 days past due . However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group . A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows . Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below . Stage 1 – Stage 2 – Stage 3 Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12 - month ECLs Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit - impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs – Financial assets that are credit - impaired at the reporting date (but that are not purchased or originated credit - impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Ascentage Pharma Group International 120 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 2.4 Material accounting policies (Continued) Impairment of financial assets (Continued) Simplified approach For trade receivables that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs . Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date . The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward - looking factors specific to the debtors and the economic environment . Financial liabilities Initial recognition and measurement Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, or payables, as appropriate . All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs . The Group ’ s financial liabilities include trade payables, financial liabilities included in other payables and accruals, interest - bearing bank and other borrowings and long - term payables . Subsequent measurement The subsequent measurement of financial liabilities depends on their classification as follows : Financial liabilities at amortized cost (trade and other payables, and borrowings) After initial recognition, trade and other payables, and interest - bearing borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost . Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process . Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate . The effective interest rate amortization is included in finance costs in the statement of profit or loss .

ANNUAL REPORT 2024 121 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 2.4 Material accounting policies (Continued) Derecognition of financial liabilities A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires . When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the statement of profit or loss . Offsetting of financial instruments Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously . Treasury shares Own equity instruments which are reacquired and held by the Company or the Group (treasury shares) are recognized directly in equity at cost . No gain or loss is recognized in the statement of profit or loss on the purchase, sale, issue or cancellation of the Group ’ s own equity instruments . Inventories Inventories are stated at the lower of cost and net realizable value . Cost is determined on the first - in, first - out basis . Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal . Cash and cash equivalents Cash and cash equivalents in the consolidated statement of cash flows comprise cash on hand and at banks, and short - term highly liquid deposits with a maturity of generally within three months that are readily convertible into known amounts of cash, subject to an insignificant risk of changes in value and held for the purpose of meeting short - term cash commitments . For the purpose of the consolidated statement of financial positions, cash and bank balances comprise cash and cash equivalents as defined above, restricted bank balances and time deposits with original maturity of more than three months .

Ascentage Pharma Group International 122 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 4. Material accounting policies (Continued) Provisions A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation . When the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain . The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement . When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting date of the future expenditures expected to be required to settle the obligation . The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of profit or loss . Income tax Income tax comprises current and deferred tax . Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity . Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of each of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates . Deferred tax is provided, using the liability method, on all temporary differences at the end of reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes . Deferred tax liabilities are recognized for all taxable temporary differences, except : (i) when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences ; and (ii) in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future .

ANNUAL REPORT 2024 123 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 4. Material accounting policies (Continued) Income tax (Continued) Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses . Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except : (i) when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences ; and (ii) in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized . The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized . Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered . Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period . Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered .

Ascentage Pharma Group International 124 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 4. Material accounting policies (Continued) Government grants Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with . When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, for which it is intended to compensate, are expensed . The government grants whose primary condition is to compensate for research and development projects or other than purchase, construct or otherwise acquire long - term assets are designated as grants related to income . Some of the grants related to income have future related costs expected to be incurred, and require the Group to comply with conditions attached to the grants and the government to acknowledge the compliance of these conditions . These grants related to income are recognized as deferred income in the consolidated statement of financial position and transferred to profit or loss when related costs are subsequently incurred and the Group received government acknowledge of compliance . Other government grants related to income that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable . Revenue recognition Revenue from contracts with customers Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services . When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer . The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved . When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception . When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method . For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15 . (a) Sale of products Revenue from the sale of products is recognized at the point in time when control of the asset is transferred to the customer, generally on acceptance of the products.

ANNUAL REPORT 2024 125 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 4. Material accounting policies (Continued) Revenue recognition (Continued) Revenue from contracts with customers (Continued) (b) Commercialization rights Th e G rou p prov ide s comm erc ial iza tio n, dev el opment and b r andi ng ri ghts (c oll ec tiv ely , “ Commercialization Rights ” ) to customers for an agreed upon commercialization period ending ten years from the date of the first sale of the product as stipulated in the relevant agreement . The consideration for commercialization rights comprises several milestones, including but not limited to development and commercialization milestones . The payment of commercialization rights is recorded under contract liabilities and recognized as revenue over time during the commercialization period . The Group determined that the output method is the best method in measuring the progress of the commercialization activities . Milestone payments are recognized as transaction prices when the Group can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue . (c) Intellectual property income Intellectual property income is recognized at the point in time at which the non - patented intellectual property is granted to the customer because the Company will not undertake activities that affect such intellectual property . The consideration for intellectual property income comprises a fixed element and a variable element . Variable element is recognized as the transaction price when the Company can conclude that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur . (d) Others The Group provides consulting services to its customers through contracts . Depending on the contract, revenue is recognized over time as the service is rendered, or at the point in time as the service is completed and accepted . Other income Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset . Contract liabilities A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services . Contract liabilities are recognized as revenue when the Group performs under the contract (i . e . , transfers control of the related goods or services to the customer) .

Ascentage Pharma Group International 126 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 2.4 Material accounting policies (Continued) Share - based payments The Company operates a share incentive plan which includes the pre - IPO share option scheme, 2018 restricted share unit scheme (the “ 2018 RSU Scheme ” ), 2021 restricted share unit scheme (the “ 2021 RSU Scheme ” ) and 2022 restricted share unit scheme (the “ 2022 RSU Scheme ” ) . Employees (including directors) of the Group receive remuneration in the form of share - based payments, whereby employees render services in exchange for equity instruments ( “ equity - settled transactions ” ) . The cost of equity - settled transactions with employees is measured by reference to the fair value at the date at which they are granted, further details of which are given in note 34 to the financial statements . The cost of equity - settled transactions is recognized in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled . The cumulative expense recognized for equity - settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group ’ s best estimate of the number of equity instruments that will ultimately vest . The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period . Service and non - market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group ’ s best estimate of the number of equity instruments that will ultimately vest . Market performance conditions are reflected within the grant date fair value . Any other conditions attached to an award, but without an associated service requirement, are considered to be non - vesting conditions . Non - vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions . For awards that do not ultimately vest because non - market performance and/or service conditions have not been met, no expense is recognized . Where awards include a market or non - vesting condition, the transactions are treated as vesting irrespective of whether the market or non - vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied . Where the terms of an equity - settled award are modified, as a minimum an expense is recognized as if the terms had not been modified, if the original terms of the award are met . In addition, an expense is recognized for any modification that increases the total fair value of the share - based payments, or is otherwise beneficial to the employee as measured at the date of modification . Where an equity - settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately . The dilutive effect of outstanding options is reflected as additional share dilution in the computation of loss per share .

ANNUAL REPORT 2024 127 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 2.4 Material accounting policies (Continued) Other employee benefits Pension scheme The employees of the Group ’ s subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government . The subsidiaries operating in Mainland China are required to contribute a certain percentage of their payroll costs to the central pension scheme . The contributions are charged to profit or loss as they become payable in accordance with the rules of the central pension scheme . The Group implemented a safe harbor defined contribution 401 (k) savings plan (the “ 401 (k) Plan ” ) for U . S . employees . The 401 (k) Plan covers all U . S . employees and allows participants to defer a portion of their annual compensation on a pre - tax basis . In addition, the Company implemented a matching contribution to the 401 (k) Plan, matching 100 % of an employee ’ s contribution up to a maximum of 6 % of the participant ’ s annual base salary . Such matching contribution vests when made . Borrowing costs Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i . e . , assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets . The capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale . All other borrowing costs are expensed in the period in which they are incurred . Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds . Events after the reporting period If the Group receives information after the reporting period, but prior to the date of authorization for issue, about conditions that existed at the end of the reporting period, it will assess whether the information affects the amounts that it recognizes in its financial statements . The Group will adjust the amounts recognized in its financial statements to reflect any adjusting events after the reporting period and update the disclosures that relate to those conditions in light of the new information . For non - adjusting events after the reporting period, the Group will not change the amounts recognized in its financial statements, but will disclose the nature of the non - adjusting events and an estimate of their financial effects, or a statement that such an estimate cannot be made, if applicable .

Ascentage Pharma Group International 128 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 2. ACCOUNTING POLICIES (Continued) 2.4 Material accounting policies (Continued) Foreign currencies These financial statements are presented in RMB . Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency . Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions . Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period . Differences arising on settlement or translation of monetary items are recognized in profit or loss . Non - monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions . Non - monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured . The gain or loss arising on translation of a non - monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i . e . , translation difference on the item whose fair value gain or loss is recognized in other comprehensive income or profit, or loss is also recognized in other comprehensive income or profit or loss, respectively) . In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non - monetary asset or non - monetary liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognizes the non - monetary asset or non - monetary liability arising from the advance consideration . If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration . The functional currencies of certain overseas subsidiaries are currencies other than the RMB . As at the end of the reporting period, the assets and liabilities of these entities are translated into RMB at the exchange rates prevailing at the end of the reporting period and their statements of profit or loss are translated into RMB at the exchange rates that approximate to those prevailing at the dates of the transactions . The resulting exchange differences are recognized in other comprehensive income and accumulated in the exchange fluctuation reserve, except to the extent that the differences are attributable to non - controlling interests . On disposal of a foreign operation, the cumulative amount in the reserve relating to that particular foreign operation is recognized in the statement of profit or loss . Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate . For the purpose of the consolidated statements of cash flows, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows . Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the exchange rates that approximate to those prevailing at the dates of the transactions .

ANNUAL REPORT 2024 129 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES The preparation of the Group ’ s financial statements requires management to make estimates and assumptions that affect the reported amounts of expenses, assets and liabilities, and their accompanying disclosures, and the disclosure of contingent liabilities . Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future . Judgements In the process of applying the Group ’ s accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements : Revenue from contracts with customers The Group applied the following judgements that significantly affect the determination of the amount and timing of revenue from contracts with customers : Commercialization rights contracts include variable consideration based on the future events . In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on which method better predicts the amount of consideration to which it will be entitled . Given that the payments of certain variable consideration are not within the control of the Group, such as regulatory approvals, relevant consideration is not considered until relevant approvals are obtained . The Group determines that the most likely amount method is the appropriate method to estimate the variable consideration . When the Group can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue, the variable consideration will be included in the transaction price . Estimation uncertainty The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below . Impairment of goodwill The Group determines whether goodwill is impaired at least on an annual basis . This requires an estimation of the value in use of the cash - generating units to which the goodwill is allocated . Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash - generating units and also to choose a suitable discount rate in order to calculate the present value of those cash flows . The carrying amount of goodwill at December 31 , 2024 was RMB 24 , 694 , 000 (December 31 , 2023 : RMB 24 , 694 , 000 ) . Further details are given in note 16 .

Ascentage Pharma Group International 130 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Continued) Estimation uncertainty (Continued) Impairment of non - financial assets (other than goodwill) The Group assesses whether there are any indicators of impairment for all non - financial assets (including the right - of - use assets) at the end of each reporting period . An impairment exists when the carrying value of an asset or a cash - generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use . The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm ’ s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset . When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash - generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows . Taxes Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized . Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies . The Group has carried forward tax losses of RMB 4 , 425 , 237 , 000 ( 2023 : RMB 4 , 147 , 923 , 000 ) as of December 31 , 2024 , of which related deferred tax assets of RMB 3 , 523 , 000 ( 2023 : RMB 16 , 402 , 000 ) have been recognized as of December 31 , 2024 . Deferred tax assets have not been recognized in respect of losses that have arisen in subsidiaries that have been loss - making for some time, and it is not considered probable that taxable profits will be available against which the tax losses can be utilized . If the Group was able to recognise all unrecognized deferred tax assets, net profit and equity would have increased by RMB 1 , 321 , 638 , 000 ( 2023 : RMB 1 , 119 , 913 , 000 ) during the years ended December 31 , 2024 . Further details on taxes are disclosed in Note 11 . Accrual of research and development expenses The Group engages contract research organizations ( “ CROs ” ) to conduct, supervise, and monitor the Group ’ s ongoing clinical trials . Determining the amounts of research and development expenses incurred up to the end of each reporting period requires the management of the Group to estimate and measure the progress of receiving research and development services under the contracts with CRO using inputs such as number of patients enrolments and milestone achieved . 4. OPERATING SEGMENT INFORMATION For management purposes, the Group has only one reportable operating segment, which is discovering, developing and commercializing therapies to address global medical needs primarily in hematological malignancies . Management monitors the operating results of the Group ’ s operating segment as a whole for the purpose of making decisions about resource allocation and performance assessment . Therefore, no analysis by operating segment is presented .

Notes to the Consolidated Financial Statements *(Continued)*
December 31, 2024

4. OPERATING SEGMENT INFORMATION *(Continued)*

Geographical information

(a) *Revenue from external customers*

	2024 RMB'000	2023 RMB'000
Mainland China	302,235	221,984
Switzerland	678,415	–
Total revenue	980,650	221,984

The revenue information above is based on the locations of the customers.

(b) *Non-current assets*

	2024 RMB'000	2023 RMB'000
Mainland China	1,090,914	1,088,733
United States	4,474	2,665
Others	444	24
Total non-current assets	1,095,832	1,091,422

The non-current assets information above is based on the locations of the assets and excludes financial instruments and deferred tax assets.

Information about major customers

Revenue from customers amounting to over 10% of the total revenue of the Group in the reporting period is as follows:

	2024 RMB'000	2023 RMB'000
Customer A	678,415	N/A*
Customer B	229,895	107,323
Customer C	N/A*	35,021
Customer D	N/A*	30,623
	908,310	172,967

* These customers generated less than 10% of the total revenue of the Group during the years ended December 31, 2023 and 2024.

ANNUAL REPORT 2024 131

Notes to the Consolidated Financial Statements (Continued)
December 31, 2024

5. REVENUE, OTHER INCOME AND GAINS

An analysis of revenue is as follows:

Revenue from contracts with customers

(a) Disaggregated revenue information

	2024 RMB'000	2023 RMB'000
Types of goods or services		
Intellectual property income	678,415	–
Sales of products	260,835	193,535
Commercialization rights income	37,485	26,049
Others	3,915	2,400
Total	980,650	221,984
Timing of revenue recognition		
At a point in time		
Intellectual property income	678,415	–
Sales of products	260,835	193,535
Over time		
Commercialization rights income	37,485	26,049
Others	3,915	2,400
Total	980,650	221,984

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	2024 RMB'000	2023 RMB'000
Commercialization rights income	37,485	26,049

(b) Performance obligations

Information about the Group's performance obligations is summarized below:

Intellectual property income

The intellectual property income is recognized at the point of time upon the customer obtains the right to use the non-patented intellectual property as there are no ongoing activities that significantly affect the intellectual property.

132 Ascentage Pharma Group International

Notes to the Consolidated Financial Statements (Continued)
December 31, 2024

5. REVENUE, OTHER INCOME AND GAINS (Continued)

Revenue from contracts with customers (Continued)

(b) Performance obligations (Continued)

Sales of products

The performance obligation is satisfied upon acceptance of the products and payment is generally due within 45 to 120 days from the date of billing.

Commercialization rights

The performance obligation is satisfied over time as commercialization rights are granted for an agreed upon commercialization period ending ten years from the date of the first sale of the product as stipulated in the relevant agreement.

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2024 and 2023 are as follows:

	2024 RMB'000	2023 RMB'000
Amounts expected to be recognized as revenue:		
Within one year	37,485	38,410
After one year	248,460	251,189
Total	285,945	289,599

The amounts of transaction prices allocated to the remaining performance obligations which are expected to be recognized mainly related to commercialization rights, which have been partially recognized during the reporting period (note 28). The amounts disclosed above do not include variable consideration which is constrained.

Other income and gains

	2024 RMB'000	2023 RMB'000
Bank interest income	37,840	32,409
Government grants related to income	9,073	19,358
Foreign exchange gain, net	6,694	1,621
Rental income	2,324	400
Fair value gain on derivative financial instruments	–	2,822
Gain on disposal of items of property, plant and equipment	–	4
Others	1,428	2,702
Total other income and gains	57,359	59,316

ANNUAL REPORT 2024 133

Notes to the Consolidated Financial Statements *(Continued)*
December 31, 2024

6. LOSS BEFORE TAX

The Group's loss before tax is arrived at after charging/(crediting):

	Notes	2024 RMB'000	2023 RMB'000
Cost of inventories sold		**27,031**	29,342
Cost of services provided		**2,054**	1,201
Depreciation of property, plant and equipment**	14	**71,184**	55,281
Depreciation of investment property**		**–**	15,883
Depreciation of right-of-use assets**	15(a)	**11,134**	11,632
Amortization of intangible assets**	17	**10,851**	10,399
Research and development costs		**947,245**	706,972
Employee benefit expense (including directors' remuneration) (note 9):			
– Wages and salaries		**367,008**	337,381
– Equity-settled share-based payment expenses**	34	**20,924**	31,503
– Pension scheme contributions (defined contribution scheme)*		**34,404**	30,705
Fair value loss/(gain), net:			
– Derivative financial instruments		**–**	(2,822)
– Financial assets at FVTPL		**832**	699
Loss/(Gain) on disposal of items of property, plant and equipment		**50**	(4)
Gain on disposal of items of lease		**(85)**	–
Lease payments not included in the measurement of lease liabilities	15(c)	**238**	181
Government grants related to income		**(9,073)**	(19,358)
Bank interest income		**(37,840)**	(32,409)
Auditors' remuneration		**7,900**	2,550
Donations		**6,322**	3,988
Foreign exchange gain, net		**(6,694)**	(1,621)

* There are no forfeited contributions that may be used by the Group as the employer to reduce the existing level of contributions.

** The depreciation of property, plant and equipment, the depreciation of investment property, the depreciation of right-of-use assets, the amortization of intangible assets and the equity-settled share-based payment expenses for the year are included in "Cost of Sales", "Research and development expenses", "Selling and distribution expenses" and "Administrative expenses" in the consolidated statements of profit or loss.

134 Ascentage Pharma Group International

Notes to the Consolidated Financial Statements *(Continued)*
December 31, 2024

7. OTHER EXPENSES

	2024 RMB'000	2023 RMB'000
Donations	6,322	3,988
Penalty	1,425	24
Fair value loss on financial assets at FVTPL	832	699
Loss on disposal of items of property, plant and equipment	50	–
Others	446	492
Total	9,075	5,203

8. FINANCE COSTS

An analysis of finance costs is as follows:

	2024 RMB'000	2023 RMB'000
Interest on bank loans and other borrowings	61,555	91,690
Interest on lease liabilities (note 15(b))	1,498	1,321
Interest on long-term payables	1,402	3,046
Total	64,455	96,057

9. DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION

Directors' and chief executive's remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	2024 RMB'000	2023 RMB'000
Fees	1,539	1,692
Other emoluments:		
Salaries, allowances and benefits in kind	5,095	5,693
Equity-settled share-based payment expenses	198	349
Pension scheme contributions	273	253
Subtotal	5,566	6,295
Total	7,105	7,987

ANNUAL REPORT 2024 135

Notes to the Consolidated Financial Statements (Continued)
December 31, 2024

9. DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION (Continued)

In May and July 2021, certain directors were granted RSUs, in respect of their services to the Group, under the 2021 RSU Scheme of the Company. Further details are set out in note 34 to the financial statements. The fair value of such options and RSUs, which has been recognized in the statement of profit or loss over the vesting period, was determined as at the date of grant and the amount included in the financial statements for the current year is included in the above directors' and chief executive's remuneration disclosures.

(a) Independent non-executive directors

The fees paid to independent non-executive directors during the year were as follows:

Year ended December 31, 2024	**Fees RMB'000**	**RSUs expenses RMB'000**	**Total RMB'000**
Mr. Ye Changqing	**427**	**52**	**479**
Dr. Yin Zheng[1]	**186**	**52**	**238**
Mr. Ren Wei	**427**	**52**	**479**
Dr. David Sidransky	**427**	**42**	**469**
Ms. Marina S. Bozilenko[2]	**36**	**–**	**36**
Dr. Debra Yu[2]	**36**	**–**	**36**
Total	**1,539**	**198**	**1,737**

Year ended December 31, 2023	Fees RMB'000	RSUs expenses RMB'000	Total RMB'000
Mr. Ye Changqing	423	79	502
Dr. Yin Zheng[1]	423	79	502
Mr. Ren Wei	423	79	502
Dr. David Sidransky	423	87	510
Total	1,692	324	2,016

1 Dr. Yin Zheng resigned as an independent non-executive director of the Company on June 7, 2024.

2 Ms. Marina S. Bozilenko and Dr. Debra Yu were appointed as independent non-executive directors of the Company on November 25, 2024.

There were no other emoluments payable to the independent non-executive directors during the year (2023: Nil).

136 Ascentage Pharma Group International

Notes to the Consolidated Financial Statements *(Continued)*
December 31, 2024

9. DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION *(Continued)*

(b) Executive director and non-executive directors

	Fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Share option expenses RMB'000	Pension scheme contributions RMB'000	Total RMB'000
Year ended December 31, 2024					
Chief executive director:					
Dr. Yang Dajun	–	3,917	–	273	4,190
Non-executive directors:					
Dr. Wang Shaomeng	–	1,178	–	–	1,178
Dr. Lu Simon Dazhong	–	–	–	–	–
Subtotal	–	1,178	–	–	1,178
Total	–	5,095	–	273	5,368
Year ended December 31, 2023					
Chief executive director:					
Dr. Yang Dajun	–	4,528	–	253	4,781
Non-executive directors:					
Dr. Wang Shaomeng	–	1,165	–	–	1,165
Dr. Lu Simon Dazhong	–	–	25	–	25
Subtotal	–	1,165	25	–	1,190
Total	–	5,693	25	253	5,971

There was no arrangement under which a director or the chief executive waived or agreed to waive any remuneration during the year (2023: Nil).

None of the directors received or will receive any retirement benefits or termination benefits during the years ended 31 December 2024 and 2023. During the years ended 31 December 2024 and 2023, there were no loans, quasi-loans and other dealing arrangements in favour of directors, controlled bodies corporate by and connected entities with such directors. During the years ended 31 December 2024 and 2023, no consideration was paid by the Company to third parties for making available directors' services. No significant transactions, arrangements and contracts in relation to the Group's business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the years ended 31 December 2024 and 2023.

ANNUAL REPORT 2024 137

Notes to the Consolidated Financial Statements *(Continued)*
December 31, 2024

10. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included one director who is also the chief executive (2023: one director), details of whose remuneration are set out in note 9 above. Details of the remuneration for the year of the remaining four (2023: four) highest paid employees who are neither a director nor chief executive of the Company are as follows:

	2024 RMB'000	2023 RMB'000
Salaries, allowances and benefits in kind	16,155	15,410
Equity-settled share-based payment expenses	715	2,517
Pension scheme contributions	943	929
Total	17,813	18,856

The number of non-director and non-chief executive highest paid employees whose remuneration fell within the following bands is as follows:

	2024	2023
RMB3,000,000 to RMB3,500,000	1	–
RMB3,500,000 to RMB4,000,000	2	2
RMB4,000,001 to RMB4,500,000	–	1
RMB6,500,001 to RMB7,000,000	1	–
RMB7,000,001 to RMB7,500,000	–	1
Total	4	4

During the year and in prior years, share options or RSUs were granted to four non-director and non-chief executive highest paid employees in respect of their services to the Group, further details of which are included in the disclosures in note 34 the financial statements. The fair values of such options and RSUs, which have been recognized in the statement of profit or loss over the vesting period, were determined as at the date of grant and the amount included in the financial statements for the current year is included in the above non-director and non-chief executive highest paid employees' remuneration disclosures.

11. INCOME TAX

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate.

Cayman Islands

Under the current laws of the Cayman Islands, the Company and Ascentage Pharma Group International are not subject to tax on income or capital gain arising in the Cayman Islands. Additionally, upon payments of dividends by these companies to its shareholders, no Cayman Islands withholding tax will be imposed.

138 Ascentage Pharma Group International

ANNUAL REPORT 2024 139 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 11. INCOME TAX (Continued) Hong Kong The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16 . 5 % on the estimated assessable profits arising in Hong Kong . For the years ended December 31 , 2023 and 2024 , the Company did not make any provisions for Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented . United States The subsidiary operating in the United States is subject to tax at a maximum of 21 . 44 % and 21 . 36% , respectively, for the years ended December 31 , 2023 and 2024 . No provision for income tax has been made as the Group had no assessable profits earned in the United States during the reporting period . A requirement to capitalize and amortize previously deductible research and experimental expenses resulting from a change in Section 174 made by the Tax Cuts and Jobs Act of 2017 (the “ TCJA ” ) became effective on January 1 , 2022 . Under the TCJA, the Company is required to capitalize and subsequently amortize R&D expenses over five years for research activities conducted within the U . S and fifteen years for research activities conducted outside of the U . S . Mainland China The Company ’ s subsidiaries domiciled in the PRC are subject to the statutory rate of 25% , in accordance with the Enterprise Income Tax law (the “ EIT Law ” ), which was effective since January 1 , 2008 , except for the following entities which are eligible for a preferential tax rate . Healthquest Pharma was qualified as High and New Technology Enterprise ( “ HNTE ” ) and was subject to a preferential rate of 15 % for three years from 2022 to 2024 . Suzhou Yasheng was recognized as a qualified HNTE under the EIT Law by the relevant government authorities and is subject to a preferential rate of 15 % in 2024 . Dividends, interest, rent or royalties payable by the Company ’ s PRC subsidiaries, to non - PRC resident enterprises, and proceeds from any such non - resident enterprise investor ’ s disposition of assets (after deducting the net value of such assets) shall be subject to 10 % withholding tax, unless the respective non – PRC resident enterprise ’ s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax . The current and deferred components of the income tax expense/(credit) are as follows : Deferred (note 20) Total income tax expense/(credit) for the year 2023 2024 RMB ’ 000 RMB ’ 000 (7,150) 10,425 (7,150) 10,425

Notes to the Consolidated Financial Statements *(Continued)*

December 31, 2024

11. INCOME TAX *(Continued)*

Reconciliation between the income tax expense/(credit) computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

2024

	Cayman		Mainland China		United States		Others		Total	
	RMB'000	%	RMB'000	%	RMB'000	%	RMB'000	%	RMB'000	%
(Loss)/Profit before tax	(33,957)		177,859		(465,806)		(73,351)		(395,255)	
Income tax computed at the statutory tax rate	-	-	44,465	25.0	(97,819)	21.0	(16,760)	22.8	(70,114)	17.7
Lower tax rate for a specific entity	-	-	6,973	3.9	-	-	139	(0.2)	7,112	(1.8)
Statutory income and expense	-	-	(17,258)	(9.7)	(276)	0.1	-	-	(17,534)	4.4
Items not subject to tax	-	-	-	-	(1,462)	0.3	(5,774)	7.9	(7,236)	1.8
Items not deductible for tax	-	-	10,837	6.1	-	-	13,208	(18.0)	24,045	(6.1)
Research and development super-deduction	-	-	(75,135)	(42.2)	-	-	-	-	(75,135)	19.0
Gain attributable to joint ventures	-	-	71	-	-	-	-	-	71	-
Provision to return	-	-	(3,358)	(1.9)	(32,285)	6.9	301	(0.4)	(35,342)	8.9
Tax rate change	-	-	(11,202)	(6.3)	380	(0.1)	-	-	(10,821)	2.7
Uncertain tax positions	-	-	23,665	13.3	-	-	-	-	23,665	(6.0)
Deductible temporary differences not recognized	-	-	5,693	3.2	65,772	(14.1)	-	-	71,465	(18.1)
Tax losses not recognized	-	-	25,674	14.4	65,690	(14.1)	8,886	(12.1)	100,249	(25.4)
Income tax expense at the Group's effective rate	-	-	10,425	5.9	-	-	-	-	10,425	(2.6)

2023

	Cayman		Mainland China		United States		Others		Total	
	RMB'000	%	RMB'000	%	RMB'000	%	RMB'000	%	RMB'000	%
Loss before tax	(14,262)		(547,868)		(330,132)		(40,600)		(932,862)	
Income tax computed at the statutory tax rate	-	-	(136,967)	25.0	(96,563)	29.2	(11,019)	27.1	(244,549)	26.2
Lower tax rate for a specific entity	-	-	59,396	(10.8)	-	-	-	-	59,396	(6.4)
Statutory income and expense	-	-	2,824	(0.5)	-	-	-	-	2,824	(0.3)
Income not subject to tax	-	-	-	-	-	-	(4,093)	10.1	(4,093)	0.4
Items not deductible for tax	-	-	7,965	(1.5)	39	-	1,188	(2.9)	9,192	(1.0)
Research and development super-deduction	-	-	(67,525)	12.3	-	-	-	-	(67,525)	7.2
Loss attributable to joint ventures	-	-	(269)	-	-	-	-	-	(269)	-
Provision to return	-	-	18,323	(3.3)	4,988	(1.4)	-	-	23,311	(2.5)
Tax rate change	-	-	(56,104)	10.3	-	-	-	-	(56,104)	6.0
Deductible temporary differences not recognized	-	-	340	(0.1)	32,895	(10.0)	-	-	33,235	(3.6)
Tax losses not recognized	-	-	164,867	(30.1)	58,641	(17.8)	13,924	(34.3)	237,432	(25.5)
Income tax credit at the Group's effective rate	-	-	(7,150)	1.3	-	-	-	-	(7,150)	0.8

Note: The disclosure of previous periods has been adjusted to be in line with the 2024 disclosure to ensure the consistency.

140 Ascentage Pharma Group International

ANNUAL REPORT 2024 141 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 12. DIVIDENDS The board of directors resolved not to declare any final dividend for the year ended December 31 , 2024 ( 2023 : Nil) . 13. LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 302 , 062 , 104 ( 2023 : 282 , 299 , 269 ) outstanding during the year, as adjusted to reflect the rights issued during the year . No adjustment has been made to the basic loss per share amounts presented for the years ended December 31 , 2024 and 2023 in respect of a dilution as the impact of the options and RSUs outstanding had an anti - dilutive effect on the basic loss per share amounts presented . The calculation of basic loss per share is based on : 2024 RMB ’ 000 2023 RMB ’ 000 Loss Loss attributable to ordinary equity holders of the parent, used in the basic loss per share calculation (405,433) (925,637) Number of shares 2023 2024 282,299,269 Shares Weighted average number of ordinary shares outstanding during the year used in the basic loss per share calculation# 302,062,104 # The weighted average number of shares was after taking into account the effect of treasury shares held.

Notes to the Consolidated Financial Statements *(Continued)*
December 31, 2024

14. PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB'000	Leasehold improvements RMB'000	Furniture and equipment RMB'000	Motor vehicles RMB'000	Construction in progress RMB'000	Total RMB'000
December 31, 2024						
At January 1, 2024:						
Cost	834,913	29,218	179,256	609	12,650	1,056,646
Accumulated depreciation	(65,137)	(11,517)	(73,771)	(406)	-	(150,831)
Net carrying amount	769,776	17,701	105,485	203	12,650	905,815
At January 1, 2024, net of accumulated depreciation	769,776	17,701	105,485	203	12,650	905,815
Additions	-	-	2,059	-	12,807	14,866
Disposals	-	-	(50)	-	-	(50)
Depreciation provided during the year (note 6)	(39,599)	(6,896)	(24,569)	(120)	-	(71,184)
Transfers	1,105	15,010	2,049	-	(18,164)	-
Exchange realignment	-	-	3	-	-	3
At December 31, 2024 net of accumulated depreciation	731,282	25,815	84,977	83	7,293	849,450
At December 31, 2024:						
Cost	836,018	44,239	182,734	609	7,293	1,070,893
Accumulated depreciation	(104,736)	(18,424)	(97,757)	(526)	-	(221,443)
Net carrying amount	731,282	25,815	84,977	83	7,293	849,450

142 Ascentage Pharma Group International

Notes to the Consolidated Financial Statements (Continued)
December 31, 2024

14. PROPERTY, PLANT AND EQUIPMENT (Continued)

	Buildings RMB'000	Leasehold improvements RMB'000	Furniture and equipment RMB'000	Motor vehicles RMB'000	Construction in progress RMB'000	Total RMB'000
December 31, 2023						
At January 1, 2023:						
Cost	470,217	7,741	154,603	609	39,491	672,661
Accumulated depreciation	(16,086)	(6,931)	(47,272)	(286)	–	(70,575)
Net carrying amount	454,131	810	107,331	323	39,491	602,086
At January 1, 2023, net of accumulated depreciation	454,131	810	107,331	323	39,491	602,086
Additions	–	2,528	8,017	–	9,877	20,422
Disposals	–	–	(11)	–	–	(11)
Depreciation provided during the year (note 6)	(23,897)	(4,572)	(26,692)	(120)	–	(55,281)
Transfers	–	18,936	17,782	–	(36,718)	–
Transfer from investment property	339,542	–	–	–	–	339,542
Others	–	–	(948)	–	–	(948)
Exchange realignment	–	(1)	6	–	–	5
At December 31, 2023 net of accumulated depreciation	769,776	17,701	105,485	203	12,650	905,815
At December 31, 2023:						
Cost	834,913	29,218	179,256	609	12,650	1,056,646
Accumulated depreciation	(65,137)	(11,517)	(73,771)	(406)	–	(150,831)
Net carrying amount	769,776	17,701	105,485	203	12,650	905,815

15. LEASES

The Group as a lessee

The Group has lease contracts for lands and buildings. Lump sum payments were made upfront to acquire the leased land from the owners with lease periods of 30 years, and no ongoing payments will be made under the terms of these land leases. Leases of buildings generally have lease terms between 2 and 7 years. Other leases generally have lease terms of 12 months or less and/or are individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group.

ANNUAL REPORT 2024 143

Notes to the Consolidated Financial Statements (Continued)
December 31, 2024

15. LEASES (Continued)

The Group as a lessee (Continued)

(a) Right-of-use assets

The carrying amounts of the Group's right-of-use assets and the movements during the year are as follows:

	Buildings RMB'000	Leasehold land RMB'000	Total RMB'000
As at January 1, 2023	17,908	28,728	46,636
Additions	16,194	–	16,194
Depreciation charge (note 6)	(10,502)	(1,130)	(11,632)
Exchange realignment	54	–	54
As at December 31, 2023 and January 1, 2024	23,654	27,598	51,252
Additions	**17,108**	**–**	**17,108**
Depreciation charge (note 6)	**(10,004)**	**(1,130)**	**(11,134)**
Disposal	**(1,067)**	**–**	**(1,067)**
Exchange realignment	**(50)**	**–**	**(50)**
As at December 31, 2024	**29,641**	**26,468**	**56,109**

(b) Lease liabilities

The carrying amount of lease liabilities (included under interest-bearing bank and other borrowings) and the movements during the year are as follows:

	2024 RMB'000	2023 RMB'000
Carrying amount at January 1	**22,681**	17,222
New leases	**17,108**	16,194
Accretion of interest recognized during the year (note 8)	**1,498**	1,321
Payments	**(9,911)**	(12,087)
Exchange realignment	**8**	31
Disposal	**(1,152)**	–
Carrying amount at December 31	**30,232**	22,681
Analysed into:		
Current portion	**9,439**	9,757
Non-current portion	**20,793**	12,924

The maturity analysis of lease liabilities is disclosed in note 42 to the consolidated financial statements.

144 Ascentage Pharma Group International

ANNUAL REPORT 2024 145 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 15. LEASES (Continued) The Group as a lessee (Continued) (c) The amounts recognized in profit or loss in relation to leases are as follows: 2023 2024 RMB ’ 000 RMB ’ 000 1,321 1,498 11,632 11,134 181 238 13,134 12,870 Interest on lease liabilities (note 8) Depreciation charge of right - of - use assets Expense relating to short - term leases (included in administrative expenses) (note 6) Total amount recognized in profit or loss (d) The total cash outflow for leases and future cash outflows relating to leases that have not yet commenced are disclosed in notes 35(c) and 36(b), respectively, to the consolidated financial statements. The Group as a lessor The Group leases its properties consisting of one industrial property in Mainland China under operating lease arrangements . The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions . Rental income recognized by the Group during the year was RMB 2 , 324 , 000 ( 2023 : RMB 400 , 000 ), details of which are included in note 5 to the financial statements . At 31 December 2024 , the undiscounted lease payments receivable by the Group in future periods under operating leases with its tenants are as follows : Within one year After one year but within two years After two years but within three years After three years but within four years After four years but within five years Total 2023 2024 RMB ’ 000 RMB ’ 000 1,114 4,047 1,114 3,102 472 2,491 472 2,072 236 1,755 3,408 13,467

Ascentage Pharma Group International 146 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 16. GOODWILL RMB ’ 000 24,694 At December 31, 2024 and 2023: Cost Accumulated impairment – Net carrying amount 24,694 The carrying amount of goodwill allocated to the cash - generating unit ( “ CGU ” ) is as follows: Healthquest Pharma RMB ’ 000 Carrying amount of goodwill as at December 31, 2024 and 2023 24,694 Impairment testing of goodwill The recoverable amount of the cash - generating unit has been determined based on a value in use calculation using cash flow projections approved by senior management . The cash flows of the unit are projected based on the forecasted sales of the new drug after the approval of new drug application ( “ NDA ” ) and within the patent protection period . No revenue nor cash flow has been forecasted after the expiration of the patent . Assumptions were used in the value in use calculation of the cash - generating unit for the reporting period. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill : Discount rate – The discount rate applied to the cash flow projections was 24 . 20 % as at December 31 , 2024 (December 31 , 2023 : 17 . 54% ) . The discount rate used is before tax and reflects specific risks relating to the relevant unit . Expected revenue – The revenue is based on the business strategy and management ’ s expectation for the market development . The values assigned to the key assumptions are consistent with external information sources . The management believes that any reasonably possible change in any of the key assumptions on which the recoverable amount is based would not cause the cash - generating unit ’ s recoverable amount to drop lower than its carrying amount .

Notes to the Consolidated Financial Statements *(Continued)*
December 31, 2024

17. OTHER INTANGIBLE ASSETS

	Software RMB'000	Patent RMB'000	License RMB'000	Total RMB'000
December 31, 2024				
Cost at January 1, 2024, net of accumulated amortization	**10,232**	**48,089**	**27,125**	**85,446**
Additions	**1,403**	**–**	**–**	**1,403**
Amortization provided during the year (note 6)	**(2,100)**	**(7,251)**	**(1,500)**	**(10,851)**
At December 31, 2024	**9,535**	**40,838**	**25,625**	**75,998**
At December 31, 2024:				
Cost	**18,728**	**93,050**	**30,000**	**141,778**
Accumulated amortization	**(9,193)**	**(52,212)**	**(4,375)**	**(65,780)**
Net carrying amount	**9,535**	**40,838**	**25,625**	**75,998**
December 31, 2023				
Cost at January 1, 2023, net of accumulated amortization	7,080	48,599	28,625	84,304
Additions	5,541	6,000	–	11,541
Amortization provided during the year (note 6)	(2,389)	(6,510)	(1,500)	(10,399)
At December 31, 2023	10,232	48,089	27,125	85,446
At December 31, 2023:				
Cost	17,325	93,050	30,000	140,375
Accumulated amortization	(7,093)	(44,961)	(2,875)	(54,929)
Net carrying amount	10,232	48,089	27,125	85,446

ANNUAL REPORT 2024 147

Notes to the Consolidated Financial Statements *(Continued)*

December 31, 2024

18. INVESTMENT IN A JOINT VENTURE

	2024 RMB'000	2023 RMB'000
Share of net assets	**32,717**	16,998

Particulars of the Group's principal joint venture are as follows:

Name	Place of registration and business	Registered share capital RMB'000	Percentage of Ownership interest	Percentage of Voting power	Principal activities
Suzhou Ascentage Harvest Venture Capital LLP* ("Ascentage Harves") (蘇州亞盛達匯豐創業投資合夥企業(有限合夥)	PRC/ Mainland China	360,000	33.42%	**	Investment in biotechnology companies

The above investment is indirectly held by the Company.

* The English name of the company registered in the PRC represents the best efforts made by the management of the Company in directly translating the Chinese name of this company as no English name has been registered.

** The Group holds two of three representatives in the committee that directs the relevant activities of Ascentage Harvest. As a result, the Group has significant influence over the financial and operating policy decisions of Ascentage Harvest.

The Group increased its capital in Ascentage Harvest by RMB16,000,000 during this year ended December 31, 2024 and the percentage of ownership interest has increased to 33.42%.

The following table illustrates the summarized financial information of the Group's joint venture:

	December 31, 2024 RMB'000	December 31, 2023 RMB'000
Share of the joint venture's (loss)/gain for the year	**(281)**	1,076
Share of the joint venture's total comprehensive (loss)/gain for the year	**(281)**	1,076
Aggregate carrying amount of the Group's investment in the joint venture	**32,717**	16,998

148 Ascentage Pharma Group International

ANNUAL REPORT 2024 149 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 19. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS 2023 RMB ’ 000 Listed equity investments, at fair value 2024 RMB ’ 000 1,141 1,951 The above equity investments were classified as financial assets at fair value through profit or loss as they were held for trading . The financial assets are the equity securities issued to the Group by a customer as a consideration for the Group ’ s licenses of IP and Compounds Library . The equity securities became listed on NASDAQ in May 2018 . Management designated the listed equity investments as financial assets measured at fair value through profit or loss . 20. DEFERRED TAX The movements in deferred tax liabilities and assets during the reporting period are as follows : Deferred tax liabilities Fair value adjustments arising from Right - of - use acquisition of Total RMB ’ 000 assets RMB ’ 000 a subsidiary RMB ’ 000 17,479 5,328 12,151 At January 1,2023 Deferred tax (credited)/charged to the statement of (1,517) 85 (1,602) profit or loss during the year (note 11) Deferred tax liabilities at December 31, 2023 and January 1,2024 Deferred tax (credited)/charged to the statement of profit or loss during the year (note 11) Deferred tax liabilities at December 31, 2024 15,962 (3,881) 5,413 1,300 10,549 (5,181) 12,081 6,713 5,368

Ascentage Pharma Group International 150 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 20. DEFERRED TAX (Continued) Deferred tax assets Losses Available for Offsetting Total Against Future Taxable profits Donation expenses Lease liabilities Contract Liabilities RMB ’ 000 RMB ’ 000 RMB ’ 000 RMB ’ 000 RMB ’ 000 59,622 23,097 – 5,328 31,197 At January 1, 2023 Deferred tax charged/(credited) to the statement of profit or loss 5,633 (6,695) – 85 12,243 during the year (note 11) 65,255 (14,306) 16,402 (12,879) – 2,896 5,413 1,300 43,440 (5,623) 50,949 3,523 2,896 6,713 37,817 Deferred tax assets at December 31, 2023 and January 1, 2024 Deferred tax charged/(credited) to the statement of profit or loss during the year (note 11) Deferred tax assets at December 31, 2024 For presentation purposes, certain deferred tax assets and liabilities have been offset in the statements of financial position . The following is an analysis of the deferred tax balances of the Group for financial reporting purposes : 2023 RMB ’ 000 2024 RMB ’ 000 5,413 6,713 Deferred tax offset in the consolidated statement of financial position 59,842 44,236 Net deferred tax assets recognized in the consolidated statement of financial position 10,549 5,368 Net deferred tax liability recognized in the consolidated statement of financial position As of December 31 , 2024 , the Group has tax losses arising in mainland China of RMB 2 , 963 , 587 , 000 ( 2023 : RMB 2 , 986 , 110 , 000 ) that will expire in one to ten years for offsetting against future taxable profits . The Group has tax losses arising in other jurisdictions of RMB 1 , 438 , 160 , 000 ( 2023 : RMB 1 , 052 , 461 , 000 ), mainly from the United States that are available indefinitely for offsetting against up to 80 % of future taxable profits of the company in which the losses arose . As of December 31 , 2024 , the Group has deductible temporary differences of RMB 828 , 668 , 000 ( 2023 : RMB 495 , 031 , 000 ) . The Group has the tax credits of RMB 120 , 606 , 000 ( 2023 : RMB 90 , 851 , 000 ) mainly from the United States that will expire between 2039 and 2044 if not utilized .

ANNUAL REPORT 2024 151 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 20. DEFERRED TAX (Continued) Deferred tax assets (Continued) The deferred tax assets have not been recognized in respect of above tax losses, deductible temporary differences and tax credits as they have arisen in entities that have been loss - making and it is not anticipated there will be sufficient taxable income in the foreseeable future to utilize these items . As of December 31 , 2024 , there was no unrecognized deferred tax liability for taxes that would be payable on the unremitted earnings of the Group ’ s PRC subsidiaries or joint ventures as these enterprises are still in an accumulative losses status . The aggregate amount of temporary differences associated with investment in the Group ’ s HK subsidiary amounted to RMB 66 , 109 , 000 ( 2023 : RMB 43 , 707 , 000 ) . There was no deferred tax recognized for the withholding taxes as it is not probable the HK subsidiary will distribute such earnings in the foreseeable future . As of December 31 , 2024 , the Company has uncertain tax position of RMB 23 , 665 , 000 ( 2023 : nil), of which nil ( 2023 : nil) is presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets . It is possible that the amount of uncertain tax position will change in the next twelve months ; however, an estimate of the range of the possible outcomes cannot be made at this time . As of December 31 , 2024 , the uncertain tax position amounts of RMB 23 , 665 , 000 ( 2023 : nil), if ultimately recognized, will impact the effective tax rate . For the years ended December 3 l, 2024 and 2023 , the Company did not record any interest expense and penalty accrued in relation to the uncertain tax position in income tax expenses . 21. OTHER NON - CURRENT ASSETS 2023 2024 RMB ’ 000 RMB ’ 000 – 30,529 7,052 26,034 3,000 2,439 165 301 10,217 59,303 Contract acquisition cost Value added tax recoverable Deposit Prepayment for property, plant and equipment Total 22. INVENTORIES Work in progress Finished goods Total 2023 2024 RMB ’ 000 RMB ’ 000 5,089 2,736 11,078 3,861 16,167 6,597

Notes to the Consolidated Financial Statements (Continued)
December 31, 2024

23. TRADE RECEIVABLES, NET

	2024 RMB'000	2023 RMB'000
Trade receivables	83,143	145,893

The Group's trading terms with its customers are mainly on credit. The credit period is generally 45 to 120 days. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables and has a credit control department to minimize credit risk. Overdue balances are reviewed regularly by senior management. The Group does not hold any collateral or other credit enhancements over its trade receivable balances. Trade receivables are non-interest-bearing.

An aging analysis of the trade receivables as at the end of the reporting period, based on the invoice date and net of loss allowance, is as follows:

	2024 RMB'000	2023 RMB'000
Within 45 days	54,484	145,893
45 to 120 days	28,659	–
Total	83,143	145,893

24. PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

	2024 RMB'000	2023 RMB'000
Prepayments for clinical trial expenses	71,050	52,514
Prepaid listing expense	22,465	–
Value added tax recoverable	9,794	11,010
Other receivables	6,137	6,637
Deposits	5,367	6,557
Prepayment for treasury share purchase fees	4,754	6,562
Other prepayments	3,644	5,005
Total	123,211	88,285

The carrying amounts of financial assets included in prepayments, other receivables and other assets approximate to their fair values.

The financial assets included in the above balances relate to receivables for which there was no recent history of default or past due amounts. As at December 31, 2024 and 2023, the loss allowance was assessed to be minimal.

152 Ascentage Pharma Group International

ANNUAL REPORT 2024 153 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 25. CASH AND BANK BALANCES 2023 2024 RMB ’ 000 RMB ’ 000 1,038,048 893,100 24,537 24,633 31,248 343,478 1,093,833 1,261,211 711,252 298,922 376,534 947,012 3,724 13,812 2,323 1,465 1,093,833 1,261,211 Cash and cash equivalents as stated in the consolidated statement of cash flows Restricted cash Time deposits with original maturity of more than three months Cash and bank balances as stated in the consolidated statement of financial position Denominated in: RMB US$ HK$ Others Total At the end of the reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB 298 , 922 , 000 ( 2023 : RMB 711 , 252 , 000 ) . The RMB is not freely convertible into other currencies, however, under Mainland China ’ s Foreign Exchange Control Regulations and Administration of Settlement, and Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business . Cash at banks earns interest at floating rates based on daily bank deposit rates . Term deposits with original maturity of more than three months earn interest at fixed interest rates for varying periods of between two years and three years . The bank balances are deposited with creditworthy banks with no recent history of default . 26. TRADE PAYABLES An aging analysis of the trade payables as at the end of each reporting period, based on the invoice date, is as follows : 2023 2024 RMB ’ 000 RMB ’ 000 56,549 72,506 3,005 6,288 12,891 13,172 72,445 91,966 Within 1 month 1 to 3 months 3 to 6 months Total The trade payables are non - interest - bearing and are normally settled in less than six months.

Ascentage Pharma Group International 154 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 27. OTHER PAYABLES AND ACCRUALS 2023 2024 RMB ’ 000 RMB ’ 000 43,992 67,009 69,208 61,848 49,542 35,381 19,159 29,344 12,534 23,442 – 16,600 8,389 9,627 4,090 14,847 206,914 258,098 Accrued promotion expenses Payroll payables Payables for construction cost Long - term payables – current portion (note 30) Other payables Government subsidy (note 31) Tax payables other than income tax Other accrued expenses Total Other payables are non - interest - bearing. 28. CONTRACT LIABILITIES Details of contract liabilities as at December 31, 2024 and 2023 are as follows: 2023 2024 RMB ’ 000 RMB ’ 000 38,410 37,485 251,189 248,460 289,599 285,945 Short - term advances recognized from customers Commercialization rights income Long - term advances recognized from customers Commercialization rights income Total Contract liabilities include long - term and short - term advances related to commercialization rights. In July 2021 , the Group entered into an agreement with Innovent Biologics (Suzhou) Co . , Ltd ( “ Innovent ” ) . Under the agreement, the Group owns all intellectual property generated in connection with the development and commercialization of HQP 1351 . Innovent was granted the commercialization rights of HQP 1351 in China and should make a non - refundable payment and milestone payments for such rights to the Group, which are recorded under contract liabilities and recognized as revenue over time during the commercialization period . In accordance with the agreement, the Group recognized RMB 349 , 523 , 000 in aggregate as contract liabilities from contract inception through December 31 , 2024 ( 2023 : RMB 349 , 523 , 000 ) . The Group recognized RMB 37 , 485 , 000 as revenue during the year ended December 31 , 2024 ( 2023 : RMB 26 , 049 , 000 ) . Milestone payments are recognized as the transaction price when the Group can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue .

ANNUAL REPORT 2024 155 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 29. INTEREST - BEARING BANK AND OTHER BORROWINGS 2024 Effective interest rate RMB ’ 000 Maturity per annum (%) 290,000 2025 2.60 - 2.70 or 1 year LPR - 0.30 to 0.75 255,000 2025 2.80 – 4.55 213,170 2025 1 year LPR - 0.15 to 0.65 or 1 year LPR+0.65 to 0.85 11,453 2025 5 year LPR - 0.85 9,439 2025 4.00 – 4.35 779,062 203,100 2026 – 2028 1 year LPR - 0.45 to 0.65 or 1 year LPR+0.70 to 0.85 77,250 2026 – 2027 2.80 – 4.50 588,292 2026 – 2038 5 year LPR - 0.85 20,793 2026 – 2028 4.00 – 4.35 889,435 1,668,497 Current Short - term borrowing Current portion of long term bank loans – unsecured Current portion of long term bank loans – unsecured Current portion of long - term bank loans – secured* Lease liabilities (note 15(b)) Total – current Non - current Bank loans – unsecured Bank loans – unsecured Bank loans – secured* Lease liabilities (note 15(b)) Total – non - current Total Note: LPR represents the Loan Prime Rate. * The bank loans amounting to RMB 599 , 745 , 000 (December 31 , 2023 : RMB 602 , 794 , 000 ) were secured by the pledge of the Group ’ s buildings with a net carrying amount of RMB 731 , 282 , 000 (December 31 , 2023 : buildings with a net carrying amount of RMB 769 , 776 , 000 ) and right - of - use assets with a net carrying amount of RMB 26 , 468 , 000 (December 31 , 2023 : RMB 27 , 598 , 000 ) as at December 31 , 2024 . Such loans were also guaranteed by two of the Group ’ s subsidiaries . The unsecured bank loans amounting to RMB278,070,000 (December 31, 2023: RMB377,620,000) were guaranteed by the Group ’ s subsidiaries as at December 31, 2024.

Notes to the Consolidated Financial Statements *(Continued)*

December 31, 2024

29. INTEREST-BEARING BANK AND OTHER BORROWINGS *(Continued)*

2023

	Effective interest rate per annum (%)	Maturity	RMB'000
Current			
Short-term borrowing	3.15	2024	120,000
Current portion of long term bank loans – unsecured	1 year LPR-0.15 to 0.65 or 1 year LPR+0.55 to 0.7	2024	322,500
Current portion of long term bank loans – unsecured	2.95–4.75	2024	155,050
Current portion of long-term bank loans – secured*	5 year LPR-0.85	2024	9,097
Lease liabilities (note 15(b))	4.00-4.35	2024	9,757
Total – current			616,404
Non-current			
Bank loans – unsecured	1 year LPR – 0.15 to 0.65 or 1 year LPR+0.65	2025 – 2026	147,000
Bank loans – unsecured	3.00–4.55	2025 – 2028	425,570
Bank loans – secured*	5 year LPR-0.85	2025 – 2038	593,697
Lease liabilities (note 15(b))	4.00-4.35	2025 – 2028	12,924
Total – non-current			1,179,191
Total			1,795,595

Note: LPR represents the Loan Prime Rate.

	2024 RMB'000	2023 RMB'000
Analysed into:		
Within one year	**779,062**	616,404
In the second year	**242,473**	428,783
In the third to fifth years, inclusive	**159,355**	238,580
Beyond five years	**487,607**	511,828
Total	**1,668,497**	1,795,595

156 Ascentage Pharma Group International

ANNUAL REPORT 2024 157 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 30. LONG - TERM PAYABLES 2023 2024 RMB ’ 000 RMB ’ 000 37,458 29,344 19,159 29,344 18,299 – Contingent cash consideration for acquisition of Healthquest Pharma Portion classified as current liabilities (note 27) Non - current portion Long - term payables represent the contingent cash consideration payable to Dr . Zhai for the acquisition of Healthquest Pharma . During the year ended December 31 , 2021 , the possibility of the payment reached 100 % because the product (HQP 1351 ) was approved by the China National Medical Products Administration . Henceforth, the measurement basis of the long - term payables changed from fair value to amortized cost . In accordance with the acquisition agreement, RMB 9 , 516 , 000 cash consideration was paid to Dr . Zhai in 2024 . As of December 31 , 2024 , the remaining principal amount of RMB 30 , 484 , 000 will be paid in 2025 . 31. DEFERRED INCOME 2023 RMB ’ 000 Government grants 2024 RMB ’ 000 27,500 36,360 The movements in government grants during the reporting period are as follows: At beginning of the year Received during the year Portion classified as current liabilities (note 27) At end of the year 2023 2024 RMB ’ 000 RMB ’ 000 35,000 36,360 1,360 7,740 – (16,600) 36,360 27,500

Notes to the Consolidated Financial Statements (Continued)
December 31, 2024

32. SHARE CAPITAL AND TREASURY SHARES

Issued and fully paid

	As at December 31, 2024		
	Number of shares in issue	Share capital US$	RMB equivalent RMB'000
Ordinary shares of US$0.0001 each	**315,224,993**	**29**	**214**

	As at December 31, 2023		
	Number of shares in issue	Share capital US$	RMB equivalent RMB'000
Ordinary shares of US$0.0001 each	290,196,560	27	197

Movements in the issued share capital and treasury shares from January 1, 2023 to December 31, 2024 were as follows:

	Number of shares	Share capital RMB'000	Treasury Shares RMB'000	Total RMB'000
At January 1, 2023	265,185,950	180	(26,552)	(26,372)
Issue of ordinary shares (a)	22,500,000	15	–	15
Issue of shares under the pre-IPO share option scheme (b)	911,062	1	–	1
Issue of shares under the 2021 RSU scheme (c)	71,034	–	–	–
Equity-settled bonus (d)	1,528,514	1	1	2
Repurchase of ordinary shares (e)	–	–	(5,923)	(5,923)
Vesting of RSUs (f)	–	–	11,123	11,123
At December 31, 2023 and January 1, 2024	290,196,560	197	(21,351)	(21,154)
Issue of ordinary shares (g)	**24,307,322**	**17**	**-**	**17**
Issue of shares under the pre-IPO share option scheme (h)	**656,077**	**-**	**-**	**-**
Issue of shares under the 2021 RSU scheme (i)	**65,034**	**-**	**-**	**-**
Equity-settled bonus (j)	**-**	**-**	**8,631**	**8,631**
Repurchase of ordinary shares (k)	**-**	**-**	**(1,959)**	**(1,959)**
Vesting of RSUs (l)	**-**	**-**	**14,671**	**14,671**
At December 31, 2024	**315,224,993**	**214**	**(8)**	**206**

158 Ascentage Pharma Group International

ANNUAL REPORT 2024 159 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 32. SHARE CAPITAL AND TREASURY SHARES (Continued) Issued and fully paid (Continued) Notes: (a) In connection with the share placement, 22 , 500 , 000 placing shares of the Company were issued and allotted at a price of HK $ 24 . 45 per share on February 1 , 2023 , and an amount of RMB 15 , 210 was credited as share capital . (b) During the year ended December 31 , 2023 , the Company issued ordinary shares with respect to the share options under the pre - IPO share option scheme exercised by certain grantees of the Company before December 31 , 2023 , to those grantees . In connection with the exercised share options, 911 , 062 new shares of the Company were issued with a weighted average exercise price of HK $ 0 . 01 , and an amount of RMB 646 was credited as share capital . (c) In June 2023 , the Company issued ordinary shares with respect to the RSUs under the 2021 RSU Scheme exercised by certain selected persons of the Company before December 31 , 2023 , to those selected persons . In connection with the exercised RSUs, 71 , 034 new shares of the Company were issued, and an amount of RMB 51 was credited as share capital . (d) In June 2023 , 1 , 528 , 514 ordinary shares and 1 , 237 , 884 treasury shares, being underlying shares of the RSUs granted under the 2021 RSU scheme and the 2018 RSU scheme, were allotted to the employees to settle the bonus due to employees, and amounts of RMB 1 , 088 and RMB 821 were credited as share capital and treasury shares, respectively . (e) In November 2023 , the Company instructed the trustee to purchase 250 , 000 of its shares on the Hong Kong Stock Exchange at a total consideration of RMB 5 , 923 , 000 for the purpose of the 2022 RSU scheme . (f) In connection with the exercise of RSUs granted under the 2018 and 2022 RSU Schemes, 1 , 069 , 461 treasury shares were allotted to the employees during the year ended December 31 , 2023 . (g) In connection with the subscription of shares, 24 , 307 , 322 placing shares of the Company were issued and allotted at a price of HK $ 24 . 10 per share on June 20 , 2024 , and an amount of RMB 17 , 305 was credited as share capital . (h) During the year ended December 31 , 2024 , the Company issued ordinary shares with respect to the share options under the pre - IPO share option scheme exercised by certain grantees of the Company . In connection with the exercised share options, 656 , 077 new shares of the Company were issued with a weighted average exercise price of HK $ 0 . 01 , and an amount of RMB 466 was credited as share capital . (i) In June 2024 , the Company issued ordinary shares with respect to the RSUs under the 2021 RSU Scheme exercised by certain selected persons of the Company before December 31 , 2024 , to those selected persons . In connection with the exercised RSUs, 65 , 034 new shares of the Company were issued, and an amount of RMB 46 was credited as share capital . (j) In September 2024 , 397 , 949 treasury shares and 2 , 081 , 399 treasury shares, being underlying shares of the RSUs granted under the 2022 RSU scheme and the 2018 RSU scheme, were allotted to the employees to settle the bonus due to employees, and amounts of RMB 8 , 630 , 000 and RMB 1 , 381 were both credited as treasury shares . (k) In February 2024 , the Company instructed the trustee to purchase 100 , 000 of its shares on the Hong Kong Stock Exchange at a total consideration of RMB 1 , 959 , 000 for the purpose of the 2022 RSU Scheme . (l) In connection with the vesting of RSUs granted under the 2018 and 2022 RSU Schemes, 939 , 687 treasury shares were allotted to the employees during the year ended December 31 , 2024 .

Ascentage Pharma Group International 160 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 33. RESERVES The amounts of the Group ’ s reserves and the movements therein for the current and prior years are presented in the consolidated statements of changes in equity on pages 103 to 104 of the financial statements . In connection with 2018 RSU Scheme, 2021 RSU Scheme, and 2022 RSU Scheme, expenses amounting to RMB 20 , 924 , 000 ( 2023 : RMB 31 , 503 , 000 ) were recognized and contributed to capital and reserves . Upon the exercise of the pre - IPO share options and vesting of RSUs granted under the 2018 RSU Scheme, 2021 RSU Scheme, and 2022 RSU Scheme, RMB 19 , 333 , 000 ( 2023 : RMB 32 , 593 , 000 ) was credited to share premium and RMB 33 , 998 , 000 ( 2023 : RMB 43 , 709 , 000 ) was transferred out from capital and reserves . In connection with the equity - settled bonus, the Company settled the bonus of RMB 49 , 350 , 000 ( 2023 : RMB 55 , 468 , 000 ) by issuing 2 , 479 , 348 treasury shares ( 2023 : 1 , 528 , 514 newly issued shares and 1 , 237 , 884 treasury shares) at a price of HK $ 21 . 95 ( 2023 : HK $ 23 ) to employees, among which, RMB 40 , 719 , 000 ( 2023 : RMB 55 , 466 , 000 ) was credited to share premium . 34. SHARE - BASED PAYMENTS (a) Share option scheme In July 2018 , the Company adopted the pre - IPO share option scheme for the purpose of providing incentives and rewards to eligible participants who have contributed or will contribute to the Group . Eligible participants of the pre - IPO share option scheme may include any substantial shareholder, existing or incoming employees of the Group which include the directors (including executive directors, non - executive directors and independent non - executive directors) and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers of any member of the Group who the board of directors consider, in its sole discretion, have contributed or will contribute to the Group . The maximum number of shares which may be issued upon the exercise of all pre - IPO share options is 12 , 307 , 533 . The exercise price for each share under the pre - IPO share options is HK $ 0 . 01 . Subject to any restriction contained in the pre - IPO share option scheme, an option may be exercised in accordance with the terms of the pre - IPO share option scheme and the terms of grant thereof, provided that part of pre - IPO share options in respect of 1 , 758 , 219 shares ( “ Special Options ” ) which may be issued shall only be vested/exercised upon the earliest occurrence of the following events : (a) the listing, (b) trade sale, (c) any liquidation event, and (d) change of control of the Company . On August 15 , 2018 , the Company has granted options to 282 grantees to subscribe for an aggregate of 11 , 438 , 960 shares under the pre - IPO share option scheme, including 926 , 797 Special Options . Subject to the terms and conditions as set out in the pre - IPO share option scheme, the Special Options will be vested in the portions of 25% , 25% , 25 % and 25 % on the first, second, third and fourth anniversaries of the listing date . The remaining 10 , 512 , 163 options (the “ 2018 Granted Options ” ) will be vested in the portions of 25% , 25% , 25 % and 25 % on the first, second, third and fourth anniversaries of the grant date of the options .

ANNUAL REPORT 2024 161 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 34. SHARE - BASED PAYMENTS (Continued) (a) Share option scheme (Continued) On May 15 , 2019 , the Company has granted options to 100 grantees to subscribe for an aggregate of 3 , 314 , 532 shares under the pre - IPO share option scheme . Subject to the terms and conditions as set out in the pre - IPO share option scheme, 3 , 267 , 573 shares granted to 95 grantees (the “ 2019 Granted Options ” ) will be vested in the portions of 25% , 25% , 25 % and 25 % on the first, second, third and fourth anniversaries of the grant date of the options, and the remaining options granted to five grantees in respect of 46 , 959 shares (the “ Supplemental Options ” ) will be vested in the portions of 25% , 25% , 25 % and 25 % on the first, second, third and fourth anniversaries of August 15 , 2018 , i . e . , the grant date of the 2018 Granted Options . Pursuant to the resolution of the board of directors in July 2019 , the first vesting period of the 2018 Granted Options and the Supplemental Options (together, the “ Relevant Options ” ) was amended from August 15 , 2019 (i . e . , the first anniversary of August 15 , 2018 ) to the first day of the third month after the listing of the Company . In addition, the proportion to be vested on the first vesting date of the Relevant Options was amended from 25 % to 35% , whilst the proportion to be vested on the second vesting date of the Relevant Options, being August 15 , 2020 , was amended from 25 % to 15% . On September 16 , 2019 , the Company has granted options to 16 grantees to subscribe for an aggregate of 542 , 955 shares under the pre - IPO share option scheme . Subject to the terms and conditions as set out in the pre - IPO share option scheme, 522 , 955 shares granted to 15 grantees (the “ Second 2019 Granted Options ” ) will be vested in the portions of 25% , 25% , 25 % and 25 % on the first, second, third and fourth anniversaries of the grant date of the options, and the remaining options granted to a grantee in respect of 20 , 000 Special Options will be vested in the portions of 25% , 25% , 25 % and 25 % on the first, second, third and fourth anniversaries of the listing date . There are no cash settlement alternatives . The Group does not have a past practice of cash settlement for these share options . The Group accounts for the scheme as an equity - settled plan . Share options do not confer rights on the holders to dividends or to vote at shareholders ’ meetings . The following share options were outstanding under the pre - IPO share option scheme during the year : 2023 2024 Exercise Exercise Number price Number price of options HK$ of options HK$ ’ 000 per share ’ 000 per share 4,174,710 0.01 3,263,648 0.01 – – – – (911,062) 0.01 (656,077) 0.01 3,263,648 0.01 2,607,571 0.01 Outstanding as of January 1 Forfeited during the year Exercised during the year Outstanding as of December 31 The number of share options exercisable was 2,607,571 as at December 31, 2024 (2023: 3,263,648). The weighted average share price at the date of exercise for share options exercised during the year ended December 31, 2024 was HK$34.03 per share (2023: HK$22.98 per share).

Ascentage Pharma Group International 162 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 34. SHARE - BASED PAYMENTS (Continued) (a) Share option scheme (Continued) The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows: 2024 Number Exercise period Exercise price of options HK$ ’ 000 per share Jan 28, 2018 – Aug 15, 2028 0.01 2,360,420 May 15, 2019 – May 15, 2029 0.01 232,719 Sept 16, 2019 – Sept 16, 2029 0.01 14,432 2,607,571 2023 Number Exercise period Exercise price HK$ of options ’ 000 per share Aug 15, 2018 – Aug 15, 2028 0.01 2,824,574 May 15, 2019 – May 15, 2029 0.01 423,842 Sept 16, 2019 – Sept 16, 2029 0.01 15,232 3,263,648 The Group has not granted any new share options during the year ended December 31 , 2024 ( 2023 : Nil) . As the share options have been fully unlocked in 2023 , the Group has not recognized any share option expense during the year ended December 31 , 2024 ( 2023 : RMB 3 , 750 ) . The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 2 , 607 , 571 additional ordinary shares of the Company and additional share capital and share premium of US $ 5 , 776 , 000 , equivalent to RMB 42 , 162 , 000 (before issue expenses) transferred from capital and other reserves .

ANNUAL REPORT 2024 163 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 34. SHARE - BASED PAYMENTS (Continued) (b) RSUs granted to employees The 2018 RSU Scheme On July 6 , 2018 , the Company approved and adopted the 2018 RSU Scheme . The purpose of the 2018 RSU scheme is to incentivize the existing and incoming directors, senior management and employees for their contribution to the Company, and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Company . Unless otherwise cancelled or amended, the 2018 RSU Scheme will remain in force for 10 years from the date of adoption . The maximum number of RSUs that may be granted under the 2018 RSU Scheme in aggregate (excluding RSUs that have lapsed or been cancelled in accordance with the rules of the 2018 RSU Scheme) shall be 5 , 274 , 657 ordinary shares . On September 14 , 2020 , pursuant to the 2018 RSU Scheme, 2 , 590 , 592 RSUs were granted to 50 selected persons, who are employees of the Company . The RSUs granted would vest on the third month from the grant date, and in equal tranches over the remaining years of the total vesting period as three years, on condition that employees remain in service without any performance requirements . The following restricted shares were outstanding under the 2018 RSU Scheme during the year : 2023 2024 Number Grant Grant Number of RSUs fair value fair value of RSUs ’ 000 HK$ HK$ ’ 000 per share per share 401,663 28.35 28.35 – – – – – (44,632) 28.35 28.35 – (357,031) 28.35 28.35 – 28.35 – 28.35 – Outstanding as of January 1 Granted during the year Forfeited during the year Vested during the year Outstanding as of December 31 The fair value of each RSU under the 2018 RSU Scheme at the grant date was determined by reference to the fair value of the ordinary shares of the Company issued to its shareholders, using the market approach. The weighted average share price at the date of exercise for RSUs exercised during the year was HK$0.01 per share (2023: HK$0.01 per share). The Group has recognized nil share - base payment expense (2023: RMB3,169,000) during the year ended December 31, 2024. As at December 31, 2023, all RSUs under the 2018 RSU Scheme had been exercised.

Ascentage Pharma Group International 164 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 34. SHARE - BASED PAYMENTS (Continued) (b) RSUs granted to employees (Continued) The 2021 RSU Scheme On February 2 , 2021 , the Company approved and adopted the 2021 RSU Scheme . The purpose of the 2021 RSU scheme is to (i) incentivize the existing and incoming directors, senior management, and employees for their contribution to the Group ; and (ii) attract, motivate, and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company . Unless otherwise cancelled or amended, the 2021 RSU Scheme will remain in force for 10 years from the date of adoption . The maximum number of RSUs that may be granted under the 2021 RSU Scheme in aggregate (excluding RSUs that have lapsed or been cancelled in accordance with the 2021 Scheme Rules) shall be 3 , 133 , 526 shares . On May 17 , 2021 , pursuant to the 2021 RSU Scheme, 440 , 490 RSUs were granted to 34 selected persons, which include employees, senior management of the Group and a director of the Company . Among the awards, 10 , 641 RSUs were granted to an independent non - executive director and 55 , 157 RSUs were granted to the Chief Commercial Officer . On July 23 , 2021 , 26 , 892 RSUs were granted to three independent non - executive directors of the Company . The RSUs granted were categorized in six types based on the vesting period and the proportion of shares that can be unlocked upon each of the vesting dates . Details of the unlocking date are summarized as follows : % of vested conditional shares Vesting date % of conditional shares Grant fair value HK$ per share Type of eligible participants 35%, 15%, 25%, 25% June 8, 2021 - 2024 100% 43.80 1 25%, 25%, 25%, 25% June 8, 2021 - 2024 100% 43.80 2 35%, 15%, 25%, 25% June 8, 2022 - 2025 100% 43.80 3 35%, 15%, 25%, 25% April 30, 2022 - 2025 100% 43.80 4 25%, 25%, 25%, 25% June 8, 2022 - 2025 100% 43.80 5 25%, 25%, 25%, 25% June 8, 2022 - 2025 100% 52.00 6 As for the restricted shares granted to employees and senior management, the conditions for releasing the restrictions comprised two parts, namely the participants have not been terminated with or without cause on or before each relevant vesting date and the participants have obtained a score of B or above in the annual performance review prior to the applicable vesting date . The percentage of shares in respect of which the restrictions may be released depends on the achievement of those conditions . For the independent non - executive directors, the restricted shares would vest on condition that independent non - executive directors remain in service without any performance requirements .

ANNUAL REPORT 2024 165 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 34. SHARE - BASED PAYMENTS (Continued) (b) RSUs granted to employees (Continued) The 2021 RSU Scheme (Continued) The following restricted shares were outstanding under the 2021 RSU Scheme during the year: 2023 2024 Number Number of RSUs of RSUs ’ 000 ’ 000 219,744 108,998 – – (39,712) (2,412) (71,034) (65,034) 108,998 41,552 Outstanding as of January 1 Granted during the year Forfeited during the year Exercised during the year Outstanding as of December 31 The fair value of each RSUs under the 2021 RSU Scheme at the grant date was determined by reference to the fair value of the ordinary shares of the Company issued to its shareholders, using the market approach. The weighted average share price at the date of exercise for RSUs exercised during the year was HK$20.80 per share (2023: HK$19.96 per share). The Company recognized a share - base payment expense of RMB856,000 during the year ended December 31, 2024 (2023: RMB1,589,000). The exercise in full of the outstanding RSUs would, under the present capital structure of the Company, result in additional share capital and share premium of HK $ 1 , 894 , 000 , equivalent to RMB 1 , 712 , 000 , transferred from capital and other reserves . The 2022 RSU Scheme On June 23 , 2022 , the Company approved and adopted the 2022 RSU Scheme . The purpose of the 2022 RSU scheme is to (i) incentivize the existing and incoming directors, senior management, and employees for their contribution to the Group ; and (ii) attract, motivate, and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company . Unless otherwise cancelled or amended, the 2022 RSU Scheme will remain in force for 10 years from the date of adoption . The maximum number of RSUs that may be granted under the 2022 RSU Scheme in aggregate (excluding RSUs that have lapsed or been cancelled in accordance with the 2022 Scheme Rules) shall be 5 , 272 , 695 shares . As for the restricted shares granted to employees and senior management under the 2022 RSU Scheme, the conditions for releasing the restrictions comprised two parts, namely the participants having not been terminated with or without cause on or before each relevant vesting date and the participants having obtained a score of B or above in the annual performance review prior to the applicable vesting date . The percentage of shares in respect of which the restrictions may be released depends on the achievement of those conditions .

Ascentage Pharma Group International 166 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 34. SHARE - BASED PAYMENTS (Continued) (b) RSUs granted to employees (Continued) The 2022 RSU Scheme (Continued) Pursuant to the 2022 RSU Scheme, on June 23 , 2022 , the Company initially granted an aggregate of 1 , 634 , 426 RSUs under the 2022 RSU Scheme (the “ 2022 Awards ” ), representing 1 , 634 , 426 shares to a total of 80 selected persons, who are employees of the Group, among which 100 , 000 RSUs, representing 100 , 000 shares, were granted to Dr . Zhai Yifan ( “ Dr . Zhai ” ), who is the chief medical officer and a substantial shareholder of the Company . The RSUs granted were categorized in six types based on the vesting period and the proportion of shares that can be unlocked upon each vesting dates . Details of the unlocking date are summarised as follows : % of vested conditional shares Vesting date % of conditional shares Grant fair value HK$ per share Type of eligible participants 35%, 15%, 25%, 25% June 8, 2021 - 2024 100% 20.15 1 25%, 25%, 25%, 25% April 30, 2023 - 2026 100% 20.15 2 25%, 25%, 25%, 25% June 8, 2023 - 2026 100% 20.15 3 40%, 60% June 8, 2023 - 2024 100% 20.15 4 30%, 30%, 40% June 8, 2023 - 2025 100% 20.15 5 23%, 69%, 6%, 2% April 30, 2023 - 2026 100% 20.15 6 Pursuant to the 2022 RSU Scheme, on May 4 , 2023 , the Company granted 1 , 379 , 094 RSUs under the 2022 RSU Scheme, representing 1 , 379 , 094 shares to 172 selected persons (the “ 2022 Further Grant ” ), who are employees of the Group . The RSUs granted were categorized in two types based on the vesting period and the proportion of shares that can be unlocked upon each vesting date . Details of the unlocking date are summarized as follows : % of vested conditional shares Vesting date % of conditional shares Grant fair value HK$ per share Type of eligible participants 40%, 60% August 1, 2023 - 2024 100% 21.80 1 30%, 30%, 40% August 1, 2023 - 2025 100% 21.80 2 Pursuant to the 2022 RSU Scheme, on September 2 , 2024 , the Company granted 777 , 006 RSUs under the 2022 RSU Scheme, representing 777 , 006 shares to 59 selected persons (the “ 2022 Further Grant ” ), who are employees of the Group . The RSUs granted were categorized in ten types based on the vesting period and the proportion of shares that can be unlocked upon each vesting date .

Notes to the Consolidated Financial Statements *(Continued)*
December 31, 2024

34. SHARE-BASED PAYMENTS *(Continued)*

(b) RSUs granted to employees *(Continued)*

The 2022 RSU Scheme *(Continued)*

Details of the unlocking date are summarized as follows:

Type of eligible participants	Grant fair value HK$ per share	% of conditional shares	Vesting date	% of vested conditional shares
1	33.95	100%	September 16, 2024	100%
2	33.95	100%	September 16, 2024-2025	75%, 25%
3	33.95	100%	September 16, 2024-2025	50%, 50%
4	33.95	100%	September 16, 2024-2026	30%, 30%, 40%
5	33.95	100%	September 16, 2024-2026	22.5%, 22.5%, 55%
6	33.95	100%	September 16, 2024-2026	50%, 25%, 25%
7	33.95	100%	September 16, 2024-2026	25%, 37%, 38%
8	33.95	100%	September 16, 2025	100%
9	33.95	100%	September 16, 2025-2026	40%, 60%
10	33.95	100%	September 16, 2025-2026	50%, 50%

The following restricted shares were outstanding under the 2022 RSU Scheme during the year:

	2024 Number of RSUs '000	2023 Number of RSUs '000
Outstanding as of January 1	**1,641,974**	1,120,873
Granted during the year	**777,006**	1,379,094
Forfeited during the year	**(42,768)**	(145,584)
Vested during the year	**(939,687)**	(712,409)
Outstanding as of December 31	**1,436,525**	1,641,974

The fair value of each RSU under the 2022 RSU Scheme at the grant date was determined by reference to the fair value of the ordinary shares of the Company issued to its shareholders, using the market approach.

Under the 2022 RSU Scheme, the fair value of the RSUs granted during the year ended December 31, 2024 amounted to RMB24,078,000 (2023: RMB27,063,000).

ANNUAL REPORT 2024 167

Ascentage Pharma Group International 168 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 34. SHARE - BASED PAYMENTS (Continued) (b) RSUs granted to employees (Continued) The 2022 RSU Scheme (Continued) The weighted average share price at the date of exercise for RSUs exercised during the year was HK $ 19 . 24 per share ( 2023 : HK $ 18 . 15 per share) . The Company recognized a share - base payment expense of RMB 20 , 068 , 000 for the year ended December 31 , 2024 ( 2023 : RMB 22 , 950 , 000 ) . The exercise in full of the outstanding RSUs would, under the present capital structure of the Company, result in additional share capital and share premium of HK $ 38 , 114 , 000 , equivalent to RMB 34 , 788 , 000 , transferred from capital and other reserves . There are no cash settlement alternatives . The Group does not have a past practice of cash settlement for these RSUs . The Group accounts for the scheme as an equity - settled plan . 35. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (a) Major non - cash transactions i. During the year ended December 31 , 2024 , the Company granted 777 , 006 RSUs under the 2022 RSU scheme to 59 grantees . During the year ended December 31 , 2023 , the Company granted 1 , 379 , 094 RSUs under the 2022 RSU Scheme to 172 grantees . ii. During the year ended December 31 , 2024 , the Company issued 2 , 479 , 348 treasury shares to employees as settlement of bonus of RMB 49 , 350 , 000 . During the year ended December 31 , 2023 , the Company issued 2 , 766 , 398 shares ( 1 , 528 , 514 newly issued shares and 1 , 237 , 884 treasury shares) to employees as settlement of bonus of RMB 55 , 468 , 000 . iii. During the year ended December 31 , 2024 , the Group had non - cash additions to right - of - use assets and lease liabilities of RMB 17 , 108 , 000 , in respect of lease arrangements for buildings ( 2023 : RMB 16 , 194 , 000 ) .

ANNUAL REPORT 2024 169 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 35. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (Continued) (b) Changes in liabilities arising from financing activities Accrued interest in Lease Bank and other payables liabilities other loans and accruals RMB ’ 000 RMB ’ 000 RMB ’ 000 22,681 1,772,914 1,046 At January 1, 2024 (8,413) (136,928) (59,057) Changes from financing cash flows 17,108 – – New leases (1,152) – – Disposal 1,498 2,279 59,276 Interest expenses (1,498) – – Interest paid classified as financing cash flows 8 – – Effect of change in foreign exchange rates 30,232 1,638,265 1,265 At December 31, 2024 Accrued interest in Bank and other payables Lease liabilities RMB ’ 000 other loans RMB ’ 000 and accruals RMB ’ 000 17,222 1,775,505 383 At January 1, 2023 (10,766) (2,591) (91,027) Changes from financing cash flows 16,194 – – New leases 1,321 – 91,690 Interest expenses (1,321) – – Interest paid classified as financing cash flows 31 – – Effect of change in foreign exchange rates 22,681 1,772,914 1,046 At December 31, 2023 (c) Total cash outflow for leases The total cash outflow for leases included in the statement of cash flows is as follows: Within operating activities Within financing activities 2023 2024 RMB ’ 000 RMB ’ 000 181 238 12,087 9,911 12,268 10,149

Ascentage Pharma Group International 170 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 36. COMMITMENTS (a) As at December 31 , 2024 , the Group had capital commitments of RMB 4 , 366 , 000 relating to furniture and equipment . (December 31 , 2023 : RMB 2 , 534 , 000 ) . (b) The Group has no lease contracts that have not yet commenced as at December 31, 2024. (c) The Group enters into business agreements with institutions to license intellectual property . The Group may be obligated to make future research and developmental milestone payments, regulatory and commercial milestone payments and royalty payments on future sales of specified products associated with the agreements . Payments under these agreements generally become due and payable upon achievement of such milestones or sales . These commitments are not recorded on the consolidated financial statements because the achievement and timing of these milestones are not fixed and determinable . When the achievement of these milestones or sales have occurred, the corresponding amounts are recognized in the consolidated financial statements . and timing of these milestones are not fixed and determinable . When the achievement of these milestones or sales have occurred, the corresponding amounts are recognized in the consolidated financial statements . 37. CONTINGENT LIABILITIES The Group had no significant contingent liabilities as at the end of the reporting date. 38. PLEDGE OF ASSETS Details of the Group ’ s assets pledged for the Group ’ s bank loans are included in notes 29 to the financial statements. 39. RELATED PARTY TRANSACTIONS (a) Except for the transactions detailed in note 30 to the consolidated financial statements, the Group did not have any transactions with related parties during the years ended December 31 , 2023 and 2024 . (b) Compensation of key management personnel of the Group: 2023 2024 RMB ’ 000 RMB ’ 000 20,118 19,059 1,763 625 986 977 22,867 20,661 Short term employee benefits and fees Equity - settled share - based payment expenses Post - employment benefits Total Further details of directors ’ emoluments are included in note 9 to the financial statements.

ANNUAL REPORT 2024 171 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 40. FINANCIAL INSTRUMENTS BY CATEGORY The carrying amounts of each of the categories of financial instruments as at the end of each reporting period are as follows: 2024 Financial assets Financial Financial assets assets at at fair value amortized through profit Total cost or loss RMB ’ 000 RMB ’ 000 RMB ’ 000 9,846 9,846 – 1,261,211 1,261,211 – 83,143 83,143 – 1,141 – 1,141 2,439 2,439 – 1,357,780 1,356,639 1,141 Financial assets included in prepayments, other receivables and other assets Cash and bank balances Trade receivables Financial assets at FVTPL Financial assets included in other non - current assets Total Financial liabilities Interest - bearing bank and other borrowings (current and non - current portions) Trade payables Financial liabilities included in other payables and accruals Long - term payables (current and non - current portion) Financial liabilities at amortized cost RMB ’ 000 1,668,497 91,966 73,670 29,344 Total 1,863,477

Ascentage Pharma Group International 172 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 40. FINANCIAL INSTRUMENTS BY CATEGORY (Continued) The carrying amounts of each of the categories of financial instruments as at the end of each reporting period are as follows: (Continued) 2023 Financial assets Financial Financial assets assets at at fair value amortized through profit Total RMB ’ 000 cost RMB ’ 000 or loss RMB ’ 000 Financial assets included in prepayments, 10,352 10,352 – other receivables and other assets 1,093,833 1,093,833 – Cash and bank balances 145,893 145,893 – Trade receivables 1,951 – 1,951 Financial assets at FVTPL 3,000 3,000 – Financial assets included in other non - current assets 1,255,029 1,253,078 1,951 Total 41. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS Financial liabilities Financial liabilities at amortized cost RMB ’ 000 Interest - bearing bank and other borrowings (current and non - current portions) Trade payables Financial liabilities included in other payables and accruals Long - term payables (current and non - current portion) 1,795,595 72,445 63,122 37,458 Total 1,968,620

Notes to the Consolidated Financial Statements *(Continued)*
December 31, 2024

41. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS *(Continued)*

Financial liabilities *(Continued)*

The carrying amounts of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amounts		Fair values	
	2024	2023	**2024**	2023
	RMB'000	RMB'000	**RMB'000**	RMB'000
Financial assets				
Financial assets at FVTPL	**1,141**	1,951	**1,141**	1,951
Financial assets included in other non-current assets	**2,439**	3,000	**2,311**	2,758
Total	**3,580**	4,951	**3,452**	4,709
Financial liabilities				
Non-current portion of long-term payables	**–**	18,299	**–**	18,299
Non-current portion of interest-bearing bank and other borrowings (other than lease liabilities)	**868,642**	1,166,267	**859,707**	1,155,556
Total	**868,642**	1,184,566	**859,707**	1,173,855

Management has assessed that the fair values of cash and bank balances, trade receivables, financial assets included in prepayments, deposits and other receivables, trade payables, the current portion of long-term payables, the current portion of interest-bearing bank and other borrowings, financial liabilities included in other payables, and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments, or the interest rate being approximate to the discount rate of current market.

The Group's finance department is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance manager reports directly to the chief financial officer and the audit committee. At each reporting date, the finance department analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation. The directors review the results of the fair value measurement of financial instruments periodically for annual financial reporting.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

The fair values of the financial assets and liabilities included in other non-current assets, the non-current portion of long-term payables, and the non-current portion of interest-bearing bank and other borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. The Group's own non-performance risk for other non-current assets, long-term payables and interest-bearing bank and other borrowings as at December 31, 2024 was assessed to be insignificant.

ANNUAL REPORT 2024 173

Ascentage Pharma Group International 174 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 41. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (Continued) Financial liabilities (Continued) The fair value of listed equity investment was based on quoted market prices . These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates . If all significant inputs required to determine the fair value of an instrument are observable, the instruments are included in Level 2 . If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3 . For Level 3 financial liabilities, the Group adopts the valuation techniques to determine the fair value . The fair value measurement of the financial instruments may involve unobservable inputs such as discount rate and possibility of payment . The Group periodically reviews all significant unobservable inputs and valuation adjustments used to measure the fair values of financial assets in Level 3 . Fair value hierarchy The following tables illustrate the fair value measurement hierarchy of the Group ’ s financial instruments : Assets measured at fair value As at December 31, 2024 Fair value measurement using Significant Significant Quoted prices unobservable observable in active inputs inputs markets Total RMB ’ 000 (Level 3) RMB ’ 000 (Level 2) RMB ’ 000 (Level 1) RMB ’ 000 1,141 – – 1,141 Financial assets at FVTPL As at December 31, 2023 Fair value measurement using Significant Significant Quoted prices unobservable observable in active inputs inputs markets Total (Level 3) (Level 2) (Level 1) RMB ’ 000 RMB ’ 000 RMB ’ 000 RMB ’ 000 1,951 – – Financial assets at FVTPL 1,951 The movements in the fair value measurements within Level 3 during the reporting period are as follows: 2023 2024 RMB ’ 000 RMB ’ 000 2,822 – (2,822) – – – Derivative financial instruments: Carrying amount at January 1 Change in fair value during the year At 31 December During the years ended December 31 , 2024 and 2023 , there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities .

ANNUAL REPORT 2024 175 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 42. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES The Group ’ s principal financial instruments comprise cash and bank balances and interest - bearing bank and other borrowings . The main purpose of these financial instruments is to raise finance for the Group ’ s operations . The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations . The main risks arising from the Group ’ s financial instruments are interest rate risk, foreign currency risk, credit risk, liquidity risk and equity price risk . The directors review and agree policies for managing each of these risks and they are summarized below . Interest rate risk The Group ’ s exposure to the risk of changes in market interest rates relates primarily to the Group ’ s long - term debt obligations with floating interest rates . The Group ’ s policy is to manage its interest cost using a mix of fixed and floating rate debts . As at December 31 , 2024 , the total interest - bearing bank borrowings of RMB 1 , 116 , 015 , 000 (December 31 , 2023 : RMB 1 , 072 , 294 , 000 ) of the Group were with floating interest rates denominated in RMB . The following table demonstrates the sensitivity to a reasonably possible change in the RMB interest rate, with all other variables held constant, of the Group ’ s loss before tax through the impact on floating rate borrowings . This analysis does not include the effect of interest capitalized . Increase/(decrease) in loss before tax RMB ’ 000 Increase/(decrease) in basis points 2024 11,160 100 RMB (11,160) (100) RMB 2023 10,723 100 RMB (10,723) (100) RMB Foreign currency risk The Group has transactional currency exposures . Such exposures arise from sales or purchases by operating units and investing and financing activities in currencies other than the units ’ functional currencies . The following table demonstrates the sensitivity as at the end of each reporting period to a reasonably possible change in the US $ and HK $ exchange rates, with all other variables held constant, of the Group ’ s loss before tax and in other comprehensive income (without tax) due to changes in the fair values of monetary assets and liabilities .

Notes to the Consolidated Financial Statements *(Continued)*

December 31, 2024

42. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

Foreign currency risk *(Continued)*

	Increase/ (decrease) in foreign currency rate %	Increase/ (decrease) in loss before tax RMB'000	Increase/ (decrease) in other comprehensive income (without tax) RMB'000
December 31, 2024			
If RMB weakens against US$	**5**	**(44)**	**56,796**
If RMB strengthens against US$	**(5)**	**44**	**(56,796)**
December 31, 2023			
If RMB weakens against US$	5	(65)	20,987
If RMB strengthens against US$	(5)	65	(20,987)

	Increase/ (decrease) in foreign currency rate %	Increase/ (decrease) in loss before tax RMB'000	Increase/ (decrease) in other comprehensive income (without tax) RMB'000
December 31, 2024			
If RMB weakens against HK$	**5**	**(691)**	**–**
If RMB strengthens against HK$	**(5)**	**691**	**–**
December 31, 2023			
If RMB weakens against HK$	5	(165)	–
If RMB strengthens against HK$	(5)	165	–

Credit risk

The Group trades only with recognized and creditworthy third parties. Concentrations of credit risk are managed by customer. At the end of the reporting period, the Group had certain concentrations of credit risk as 73% (2023: 78%) and 96% (2023: 97%) of the Group's trade receivables were due from the Group's largest customer, respectively. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

The credit risk of the Group's other financial assets, which comprise cash and bank balances, trade receivables, financial assets included in prepayments, deposits and other receivables and other non-current assets, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments.

176 Ascentage Pharma Group International

Notes to the Consolidated Financial Statements (Continued)
December 31, 2024

42. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Credit risk (Continued)

Maximum exposure and year-end staging

The tables below show the credit quality and the maximum exposure to credit risk based on the Group's credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification. The amounts presented are gross carrying amounts for financial assets.

December 31, 2024	**12-month ECLs**	**Lifetime ECLs**			
	Stage 1 RMB'000	**Stage 2 RMB'000**	**Stage 3 RMB'000**	**Simplified approach RMB'000**	**Total RMB'000**
Financial assets included in prepayments, other receivables and other assets					
– Normal**	9,846	–	–	–	9,846
Cash and bank balances					
– Not yet past due	1,261,211	–	–	–	1,261,211
Trade receivables*	–	–	–	83,143	83,143
Financial assets included in other non-current assets					
– Normal**	2,439	–	–	–	2,439
Total	1,273,496	–	–	83,143	1,356,639

December 31, 2023	12-month ECLs	Lifetime ECLs			
	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Simplified approach RMB'000	Total RMB'000
Financial assets included in prepayments, other receivables and other assets					
– Normal**	10,352	–	–	–	10,352
Cash and bank balances					
– Not yet past due	1,093,833	–	–	–	1,093,833
Trade receivables*	–	–	–	145,893	145,893
Financial assets included in other non-current assets					
– Normal**	3,000	–	–	–	3,000
Total	1,107,185	–	–	145,893	1,253,078

* For trade receivables to which the Group applies the simplified approach for impairment, information based on provision matrix is disclosed in note 23 to the financial statements.

** The credit quality of the financial assets included in prepayments, other receivables and other assets and financial assets included in other non-current assets is considered to be "normal" when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be "doubtful".

ANNUAL REPORT 2024 177

Notes to the Consolidated Financial Statements (Continued)
December 31, 2024

42. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, lease liabilities and other interest-bearing loans. As at December 31, 2024, 47% (December 31, 2023: 34%) of the Group's borrowings would mature in less than one year based on the carrying values of the borrowings.

The maturity profile of the Group's financial liabilities as at the end of the reporting period, based on the contractual undiscounted payments, is as follows:

As at December 31, 2024

	On demand RMB'000	Less than 1 year RMB'000	1 to 5 years RMB'000	Over 5 years RMB'000	Total RMB'000
Trade payables	–	91,966	–	–	91,966
Lease liabilities	–	10,674	8,592	–	19,266
Interest-bearing bank and other borrowings (excluding lease liabilities)	–	813,610	452,765	565,079	1,831,454
Financial liabilities included in other payables and accruals	73,670	–	–	–	73,670
Long-term payables	–	29,344	–	–	29,344
Total	73,670	945,594	461,357	565,079	2,045,700

As at December 31, 2023

	On demand RMB'000	Less than 1 year RMB'000	1 to 5 years RMB'000	Over 5 years RMB'000	Total RMB'000
Trade payables	–	72,445	–	–	72,445
Lease liabilities	–	11,813	13,579	–	25,392
Interest-bearing bank and other borrowings (excluding lease liabilities)	–	671,206	747,848	656,457	2,075,511
Financial liabilities included in other payables and accruals	63,122	–	–	–	63,122
Long-term payables	–	20,000	20,000	–	40,000
Total	63,122	775,464	781,427	656,457	2,276,470

178 Ascentage Pharma Group International

ANNUAL REPORT 2024 179 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 42. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued) Equity price risk Equity price risk is the risk that the fair values of equity securities decrease as a result of changes in the levels of equity indices and the value of individual securities . The Group is exposed to equity price risk arising from individual equity investments included in financial assets at FVTPL (note 19 ) as at December 31 , 2024 . The Group ’ s listed investments are listed on NASDAQ and are valued at the quoted market price at the end of the reporting period . The market equity index for the following stock exchange, at the close of business of the nearest trading day in the year to the end of the reporting period, and its respective highest and lowest points during the year were as follows : United States – NASDAQ index High/low December 31, High/low December 31, 2023 2023 2024 2024 15,150/ 15,011 20,205/ 19,311 10,265 14,478 The following table demonstrates the sensitivity to every 5 % change in the fair values of the equity investments, with all other variables held constant and before any impact on tax, based on their carrying amounts at the end of the reporting period . Decrease/ (increase) in loss before tax Carrying amount of equity investments RMB ’ 000 RMB ’ 000 57 1,141 2024 Investments listed in: NASDAQ – Financial assets at fair value through profit or loss (57) 98 1,951 2023 Investments listed in: NASDAQ – Financial assets at fair value through profit or loss (98)

Ascentage Pharma Group International 180 Notes to the Consolidated Financial Statements (Continued) December 31, 2024 42. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued) Capital management The primary objectives of the Group ’ s capital management are to safeguard the Group ’ s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders ’ value . The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets . To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares . No changes were made in the objectives, policies or processes for managing capital during the reporting year . The Group monitors capital using a gearing ratio, which is net debt divided by the adjusted capital plus net debt . Net debt includes interest - bearing bank and other borrowings, trade payables, financial liabilities included in other payables and accruals and long - term payables, less cash and bank balances . Capital includes equity attributable to owners of the parent . The gearing ratios as at the end of the reporting periods were as follows : 2023 2024 RMB ’ 000 RMB ’ 000 1,795,595 1,668,497 72,445 91,966 63,122 73,670 37,458 29,344 (1,093,833) (1,261,211) 874,787 602,266 60,417 264,194 60,417 264,194 935,204 866,460 94% 70% Interest - bearing bank and other borrowings Trade payables Financial liabilities included in other payables and accruals Long - term payables Less: Cash and bank balances Net debt Equity attributable to owners of the parent Adjusted capital Capital and net debt Gearing ratio 43. EVENT AFTER THE REPORTING PERIOD On January 28 , 2025 , the Company completed its Initial Public Offering on the National Association of Securities Deal Automated Quotations under the symbol of “ AAPG ” . The Company issued an aggregate 7 , 325 , 000 American depositary shares ( “ ADSs ” ) at an offer price of US $ 17 . 25 per ADS, representing 29 , 300 , 000 ordinary shares of the company for gross proceeds of US $ 126 , 356 , 000 (RMB 905 , 884 , 071 ) . On February 13 , 2025 , the Company issued additional 935 , 144 ADSs at an offer price of US $ 17 . 25 per ADS, representing 3 , 740 , 576 ordinary shares of the Company for gross proceeds of US $ 16 , 131 , 000 (RMB 115 , 668 , 949 ) upon the underwriter exercised the over - allotment option .

Notes to the Consolidated Financial Statements *(Continued)*
December 31, 2024

44. STATEMENT OF FINANCIAL POSITION OF THE COMPANY

	2024 RMB'000	2023 RMB'000
NON-CURRENT ASSETS		
Investments in subsidiaries	380,339	305,916
Other non-current asset	30,529	–
Total non-current assets	410,868	305,916
CURRENT ASSETS		
Prepayments, other receivables and other assets	3,986,172	3,612,208
Cash and bank balances	470,170	272,240
Total current assets	4,456,342	3,884,448
CURRENT LIABILITIES		
Other payables and accruals	24,187	3,674
Total current liabilities	24,187	3,674
NET CURRENT ASSETS	4,432,155	3,880,774
TOTAL ASSETS LESS CURRENT LIABILITIES	4,843,023	4,186,690
Net assets	4,843,023	4,186,690
EQUITY		
Share capital	214	197
Treasury shares	(8)	(21,351)
Capital and reserves	4,842,817	4,207,844
Total equity	4,843,023	4,186,690

ANNUAL REPORT 2024 181

Notes to the Consolidated Financial Statements *(Continued)*
December 31, 2024

44. STATEMENT OF FINANCIAL POSITION OF THE COMPANY *(Continued)*

Note:

A summary of the Company's reserves is as follows:

	Capital and reserves RMB'000	Exchange fluctuation reserve RMB'000	Accumulated losses RMB'000	Total RMB'000
At December 31, 2022 and January 1, 2023	4,526,096	(43,746)	(890,792)	3,591,558
Loss for the year	–	–	(14,262)	(14,262)
Other comprehensive income for the year				
Exchange differences on translation of the Company	–	84,629	–	84,629
Total comprehensive income for the year	–	84,629	(14,262)	70,367
Issue of ordinary shares	470,066	–	–	470,066
Employees share-based compensation scheme				
Pre-IPO share option expenses	3,750	–	–	3,750
RSU expenses	27,753	–	–	27,753
Exercise of pre-IPO share options	7	–	–	7
Vesting of RSUs	(11,123)	–	–	(11,123)
Equity-settled bonus	55,466	–	–	55,466
At December 31, 2023 and January 1, 2024	**5,072,015**	**40,883**	**(905,054)**	**4,207,844**
Loss for the year	**–**	**–**	**(13,643)**	**(13,643)**
Other comprehensive income for the year				
Exchange differences on translation of the Company	**–**	**67,715**	**–**	**67,715**
Total comprehensive income for the year	**–**	**67,715**	**(13,643)**	**54,072**
Issue of ordinary shares	**533,923**	**–**	**–**	**533,923**
Employees share-based compensation scheme				
RSU expenses	**20,924**	**–**	**–**	**20,924**
Exercise of pre-IPO share options	**6**	**–**	**–**	**6**
Vesting of RSUs	**(14,671)**	**–**	**–**	**(14,671)**
Equity-settled bonus	**40,719**	**–**	**–**	**40,719**
At December 31, 2024	**5,652,916**	**108,598**	**(918,697)**	**4,842,817**

45. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on April 16, 2025.

182 Ascentage Pharma Group International